As confidentially submitted to the U.S. Securities and Exchange Commission on August 11, 2016 pursuant to the Jumpstart Our Business Startups Act of 2012

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Accelerated Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-2380751
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

495 Post Road East
Westport, Connecticut 06880
(203) 520-3840

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Fonstein, PhD.
Chief Executive Officer
495 Post Road East
Westport, Connecticut 06880
(203) 520-3840

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	Louis Taubman, Esq. Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 1450 Broadway, 26th Floor New York, New York 10018 Phone: (212) 732-7184 Fax: (212) 202-6380

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(3)
Shares of common stock, par value $0.0001 per share(2)	$25,000,000	$2,517.50

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion, dated August 11, 2016

$17,000,000 Minimum Offering Amount ([    ] Shares of Common Stock)
$25,000,000 Maximum Offering Amount ([    ] Shares of Common Stock)

This is the initial public offering of Accelerated Pharma, Inc. We are offering a minimum of [    ] shares and a maximum of [    ] shares of our common stock in this offering on an “best efforts/all or none” basis up to the minimum offering amount and thereafter on a “best efforts” basis to the maximum offering amount. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price per share to be between $[    ] and $[    ]. We have applied to have our common stock listed on The NASDAQ Capital Market under the symbol “ACCP”.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and Maxim Group LLC, herein referred to as the placement agents, are acting as the placement agents for this offering. The placement agents are not purchasing the securities offered by us, and is not required to sell any specific number or dollar amount of securities, but will use its best efforts to arrange for the sale of the shares offered by us. The placement agents are each an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Prior to the closing of this offering, all funds delivered as payment for the securities offered hereby shall be held in escrow at [    ] as escrow agent. Since we are selling the shares offered hereby on an “all or none” basis up to the minimum offering amount, if we do not raise the aggregate offering amount of $17,000,000, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

We have agreed to pay the placement agents a cash placement fee equal to 8% of the gross proceeds of the offering and to reimburse the placement agents for their expenses in this offering in an amount not to exceed an aggregate of $250,000. This offering will terminate 30 days after the effective date of this registration statement unless the offering is fully subscribed before that date or we decide to terminate the offering prior to that date. In either event, the offering may be closed without further notice to you. All costs associated with the registration will be borne by us. All net proceeds will be available to us for use as set forth in “Use of Proceeds” herein following release from escrow at the closing of this offering. See “Plan of Distribution” herein.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered before making a decision to purchase our securities.

	Per Share	Total (Minimum Offering)	Total (Maximum Offering)
Public offering price	$	$	$
Placement Agent commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay certain commissions to the placement agents and to reimburse the placement agents for certain expenses. See “Plan of Distribution” on page 91 of this prospectus for a description of these arrangements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Rodman & Renshaw, a unit of H.C. Wainwright & Co.	Maxim Group LLC

The date of this prospectus is            , 2016.

Please read this prospectus carefully. It describes our business, our financial condition and our results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information or to make any representations about us, the securities being offered pursuant to this prospectus or any other matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws.

This prospectus includes estimates, statistics and other industry data that we obtained from industry publications, research, surveys and studies conducted by third parties and publicly available information. Such data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. This prospectus also includes data based on our own internal estimates. We caution you not to give undue weight to such projections, assumptions and estimates.

i

For investors outside the United States:  Neither we nor the placement agents have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the notes to the consolidated financial statements. Unless the context otherwise requires, references contained in this prospectus to “we,” “us,” “our” or similar terminology refers to Accelerated Pharma, Inc., a Delaware corporation.

Overview

We are a clinical stage biopharmaceutical company focused on utilizing our genomic technology to (i) enhance the development of pre-existing pharmaceutical products for the treatment of various cancer indications, (ii) prospectively identify patients that may respond to such pharmaceutical products and (iii) commercialize such pharmaceutical products for sale in various markets.

Our lead product candidate is Picoplatin, a new generation platinum-based cancer therapy that has the potential for use in different formulations, as a single agent or in combination with other anti-cancer agents, to treat multiple cancer indications. We hold and are the exclusive, worldwide licensee of patented and proprietary technology related to Picoplatin. We will initially use our genomic technology to identify suitable patients prospectively for our anticipated Picoplatin clinical trials described below in hope of obtaining regulatory approval for Picoplatin and commercializing the therapy. Ultimately, we believe that our genomic program will allow us to identify additional drug candidates that can be substantially improved for the treatment of various cancer indications and ultimately create a targeted, driven approach for cancer treatment by selecting patients who will respond to therapy in advance of administering such therapy.

Platinum-based drugs are prescribed for a significant portion of newly diagnosed cancer patients, generating several billions of dollars in estimated annual sales according to a review article published in December 2007 in Cancer Therapy entitled “Designing Platinum Compounds in Cancer.” In many cases, these treatments succeed in reducing the size of tumors. However, current platinum therapies suffer from two major shortcomings. First, platinum-based chemotherapy often causes serious side effects. Second, and even worse, recipients often do not respond to these treatments, resulting in the loss of critical time for alternative therapies. Therefore, while platinum drugs are widely viewed as effective in the treatment of cancer, improvements are needed. We believe that our strategy to integrate a new platinum molecule (Picoplatin) with improved properties into pre-existing pharmaceutical products can improve the success rates of such products, especially because we expect that our technology will allow us to identify prospectively patients that will be more likely to respond positively to the treatment. We believe these factors make Picoplatin a potentially attractive compound for other pharmaceutical companies to partner with us for the commercialization of Picoplatin upon or prior to the completion of our anticipated clinical trials and/or U.S. Food and Drug Administration (or FDA) approval, particularly considering the platinum-based drug market which has been genericized due to the lack of recent developments and innovation.

The goal of our genomics program with respect to Picoplatin is to use our genomics tools with associated predictive models to select patients who will respond to Picoplatin prospectively. Our genomics technology will be designed to both identify patients who will and who will not benefit from Picoplatin (the expected accuracy of prediction may be higher than 90%) before such patients begin receiving therapy. If a potential patient would not benefit from Picoplatin, such patient can be directed to alternative treatments saving precious time which otherwise would have been spent on a drug treatment therapy that would not have been effective for them.

We intend to conduct Phase II clinical trials both in colorectal cancer (or CRC) and squamous cell cancer head-and-neck over the next 24 months commencing in October 2016 in order to determine the genomic signatures for Picoplatin with respect to these indications. If one or both of these trials meets their primary endpoints, we expect to conduct a Phase III study in order to utilize the genomic classifiers (which are individual genes or sets of genes which allow the separation of tumors which differ in response to treatment by looking at their gene expressions) identified in the Phase II clinical trials to prospectively identify patients that we expect to respond positively to (and to not respond positively to) Picoplatin prior to receiving treatment such that we can achieve positive progression-free survival endpoints, significantly increasing the patient response rate to Picoplatin. A gene expression is a conversion of the information from a gene and determines the phenotype (trait) defined by a specific form of gene. This data will support submission for drug approval from the FDA and other regulatory agencies, including in the Russian Federation.

Our Product Candidate

Picoplatin is a small molecule new-generation platinum-based chemotherapeutic agent designed to address the major weaknesses of existing platinum therapies. In clinical trials, Picoplatin has demonstrated not only comparable efficacy but the ability to overcome platinum resistance and significantly reduced levels of certain of the side effects associated with platinum chemotherapy in solid tumors. Study data to date suggests that Picoplatin has an improved safety profile relative to existing platinum-based cancer therapies and can be safely administered in combination with multiple approved oncology products. To date, over 1,100 patients have received Picoplatin in clinical trials conducted by previous licensees of the drug. Results obtained suggest that decreased production of blood cells, or myelosuppression, is common but manageable. Kidney damage, or nephrotoxicity, and, particularly, nerve damage, or neurotoxicity, have been significantly less frequent and less severe than is commonly observed with other currently-marketed platinum chemotherapy drugs. Picoplatin has shown evidence of anti-tumor activity in a variety of solid tumors, including tumors that have been treated with existing platinum-based therapeutics and became resistant to them.

Picoplatin was first developed by Genzyme Corporation (or Genzyme). In 2004, Genzyme entered into an exclusive worldwide license agreement, as amended (which we refer to as the Genzyme License), with Poniard Pharmaceuticals, Inc. (or Poniard) for the development and commercialization of Picoplatin. On November 16, 2009, Poniard announced that its Phase III SPEAR (Study of Picoplatin Efficacy After Relapse) pivotal trial did not meet its primary endpoint of overall survival. On March 24, 2010, Poniard announced that it was suspending its effort to seek regulatory approval for Picoplatin in small cell lung cancer (or SCLC). On June 30, 2013, Encarta, Inc. (or Encarta), the predecessor to Tallikut Pharmaceuticals, Inc. (or Tallikut), acquired certain assets of Poniard, including the Genzyme License and all related intellectual property, providing Encarta with all of Poniard’s rights to develop and commercialize Picoplatin. All previous clinical trials with respect to Picoplatin have been conducted by Poniard and we have not yet initiated any clinical trials with respect to Picoplatin.

Led by Michael Fonstein, our management team decided to form a company in 2014 to pursue the development of novel cancer therapies via in-license. After extensive analysis of the Phase III SPEAR trial which we received in our due diligence of the Picoplatin opportunity, we came to the conclusion that the significant clinical data produced in the Phase III SPEAR trial as well as previous trials conducted indicate a strong potential effectiveness of Picoplatin. We believe that Ponaird’s trial design and elements of its clinical trial execution (which were explainable at the time of trials but which defects were clearly seen after the fact), and not the drug itself, are chiefly to blame for its unsuccessful Phase III SPEAR trials. We further believe that, despite the seemingly unsuccessful Phase III SPEAR trial performed by Poniard, if certain subgroups of patients had been excluded from the trials and the trial endpoints were more in line with that of other precedent cancer trials, the data indicated that the trial would have met its endpoints and been successful. Accordingly, given the efficacy of Picoplatin along with its vastly improved safety profile, our management identified Picoplatin as a priority to license as the first compound for its drug development program enhanced by its genomics technology.

On June 17, 2014, we entered into an exclusive license agreement with Tallikut pursuant to which we acquired from Tallikut the exclusive, global license of all rights to develop and commercialize Picoplatin (we refer to such license, as amended in December 2014 and March 2016, as the Tallikut License). Under the Tallikut License, we paid $150,000 as consideration plus 100,000 shares of our Series A Convertible Preferred Stock (or Series A Preferred Stock) and a warrant to purchase 80,000 shares of Series A Preferred Stock to Tallikut and were obligated to pay certain royalties to Tallikut relating to sales of Picoplatin in the United States and abroad.

On March 15, 2016, we entered into an assignment of license agreement and an assignment agreement (which we refer to, collectively, as the Assignment Agreement) with Tallikut pursuant to which we were assigned certain assets of Poniard owned by Tallikut and all related intellectual property, providing us with all of Poniard’s rights to develop and commercialize Picoplatin. We also became the assignee of the Genzyme license which enabled us to terminate our License Agreement with Tallikut. Pursuant to the Genzyme License, following FDA approval we will pay royalties to Genzyme ranging from 5% to a maximum of 9% (based on designated product sales levels) for annual net product sales of Picoplatin. Additionally, we will be required to pay a total of up to $5,000,000 based upon the achievement of certain sales milestones in the United States following FDA approval.

Our Strategy

Our primary objective is to establish Picoplatin as the preferred platinum-based drug choice for inclusion in treatment protocols by physicians treating cancer patients and to establish the predictive capability of our genomic technology. The following represents our current plan which could change based upon trial results, discussions with the FDA, or other opportunities or information that could cause us to focus on other cancer indications. The key elements of our strategy in the U.S. are:

•	Complete two Phase II clinical trials for Picoplatin. We intend to conduct two Phase II trials for the purpose of defining the genomic signature of the Picoplatin response in patients with (a) squamous cell carcinoma of head and neck (or SCCHN) as well as (b) metastatic CRC, which is the third leading cause of cancer death in both men and women in the U.S. and the second leading cause of cancer death of men and women combined. The genomic signatures which we expect to define in clinical trials represent a set of 15-40 genes (selected from 22,000 genes examined in an initial analysis) which change their “expression” in a tumor to produce more or less mRNA in a manner which correlates with tumor responses to specified treatment regimens. We expect that the use of such signatures will enable the selection of patients, prospectively, who will have a significantly higher likelihood (potentially up to 90%) of responding to Picoplatin treatment. Our clinical trials may include studying the objective response rate (or ORR) in a group of patients selected based on the presence of the genomic signatures that we determine will predict positive responses to Picoplatin. An objective response rate is the percentage of patients whose cancer shrinks or disappears after treatment. It includes a complete response (CR) when all detectable tumors disappear, and partial response (PR), defined as at least a 50% decrease in the total tumor volume with some residual disease still remaining. We believe that the increases in ORR should be viewed as a strong indicator of the efficacy of the drug.
•	Conduct a Phase III clinical trial for SCCHN and/or CRC patients treated by Picoplatin. Following the completion of our Phase II trials, we intend to conduct a Phase III clinical trial for either or both of SCCHN and CRC which would be designed to utilize these genomic classifiers to achieve the progression-free or overall survival endpoints needed to move the product candidate forward and significantly increase the patient response rate to Picoplatin.
•	Submit an application for registration of medicine to the Ministry of Health of the Russian Federation for the right to market and sell Picoplatin for Small Cell Lung Cancer in the Russian Federation. We believe that the Phase II and Phase III data for SCLC from the Picoplatin trials conducted by Poniard is sufficient for us to submit an application for registration of medicine to the Ministry of Health of the Russian Federation for the permission to market and sell Picoplatin in the Russian Federation. We anticipate a filing in the fourth quarter of 2016. A decision by the Ministry of Health would be made within a year of filing.
•	Seek a strategic partnership with a European partner to obtain European Union approval of Picoplatin for SCLC. The European Commission designated Picoplatin as an orphan medicinal product for the treatment of SCLC, which, if approved, would qualify Picoplatin for ten years of marketing exclusivity in the European Union. Accordingly, we will seek to enter a strategic partnership with a European partner for obtaining approval of Picoplatin in the European Union.
•	Commercially Launch Picoplatin in the U.S. Although we may decide to utilize a small specialty sales strategy for targeting oncologists to launch Picoplatin if it is approved in the U.S., our primary focus will be dedicated to entering into a partnership with a pharmaceutical company with an established sales force for the full commercialization of Picoplatin and retaining a meaningful royalty percentage based upon U.S. sales. Outside the United States, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.

•	Pursue opportunities to develop and commercialize Picoplatin in foreign markets. As we engage in clinical trials for Picoplatin in the U.S., we will also seek to enter into development and commercialization partnerships with pharmaceutical companies in foreign countries.
•	Leverage our genomic technology by acquiring rights to other compounds. If our clinical trials and the use of our genomics classifiers to select patients for Picoplatin are successful, we will seek to in-license or acquire other drug compounds that we believe would be well-suited for our genomic technology. We could also conceivably seek to exploit our genomics classifiers even if our clinical efforts with Picoplatin are not successful, but our immediate priority is to combine our genomic technology with Picoplatin.

Summary Risks Associated with Our Business

Our business is subject to many significant risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks, together with the risks set forth under the section entitled “Risk Factors” and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our common stock. If any of the risks discussed in this prospectus actually occur, our business, financial condition or operating results could be materially and adversely affected. In particular, our risks include, but are not limited to, the following:

•	We are a clinical stage biotechnology company with no history of revenue generating operations, and it will take several years to have any proposed products approved, assuming such approval can be obtained at all. We therefore do not expect to generate revenue for at least the next several years.
•	Our cash resources are presently limited, and there is a risk that our cash will be insufficient to advance the clinical development of our therapies and ultimately bring our therapies to market. If we are unable to raise additional funds in the future, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts and our business could fail.
•	As a result of the pre-revenue nature of our business and our current lack of financial liquidity, our auditors’ report for our 2015 financial statements, which are included as part of this prospectus, contains a statement concerning the substantial doubt regarding our ability to continue as a “going concern.”
•	The gene expression studies we have conducted to date are of a preliminary nature and were performed using data generated from clinical treatments using other platinum and non-platinum chemotherapeutic drugs. While it is our intent to confirm our genomic technology with respect to Picoplatin through our planned clinical trials, there is no assurance that we will be successful in doing so.
•	Our limited operating history makes it difficult for you to evaluate our business to date and to assess our future viability.
•	Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.
•	We are highly dependent on our rights to Picoplatin, the loss of which could lead to the failure of our business.
•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
•	We are subject to extensive regulation, and if we fail to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidate, and our ability to generate revenue and the viability of our company will be materially impaired.

Corporate Information

We were organized as a corporation under the laws of the State of Delaware in May 2014. Our principal executive office is located at 495 Post Road East, Westport, Connecticut 06880, and our phone number is (203) 520-3840.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (or the JOBS Act). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;
•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (or the Sarbanes-Oxley Act);
•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period.

We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1 billion or more in annual gross revenues; (ii) the end of fiscal year 2021; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million on the last business day of our second fiscal quarter.

The Offering

Securities Offered:
A minimum of [ ] shares of our common stock on a “best efforts/all or none” basis up to the minimum offering amount and up to a maximum of [ ] shares of our common stock on a “best efforts” basis at an anticipated offering price per share of between $[ ] and $[ ]. If we do not raise the aggregate minimum offering amount of $17,000,000, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction. Prior to the closing of this offering, all funds delivered as payment for the securities offered hereby shall be held in escrow at [ ] as escrow agent
Common Stock Outstanding Before this Offering:(1)
1,020,500 shares
Common Stock to be Outstanding After this Offering:(1)
[ ] shares if the minimum offering amount is raised, and [ ] shares if the maximum offering amount is raised
Term of Offering:
This offering will terminate 30 days after the effective date of this registration statement, unless the offering is fully subscribed before the date or we decide to terminate the offering prior to that date. In either event, the offering may be closed without further notice to you.
Use of Proceeds:
Fund Phase II clinical trials in metastatic colorectal cancer and head and neck cancer to obtain genomic signatures, costs of producing drug product for trials and for working capital and general corporate purposes. See “Use of Proceeds.”
Proposed Nasdaq Symbol:
We have applied to list our common stock on The NASDAQ Capital Market under the symbol “ACCP.”
Risk Factors:
An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
(1)	The number of shares of common stock outstanding excludes:
•	100,000 shares of our common stock underlying our Series A Convertible Preferred Stock held by Tallikut, which preferred stock will automatically be converted into shares of our common stock upon the closing of this offering;
•	80,000 shares of our common stock underlying a preferred stock purchase warrant held by Tallikut;
•	299,675 shares of our common stock underlying outstanding convertible notes with a weighted average conversion price of $14.30 per share (such number of shares and conversion price assume that the offering price is below the conversion price of the 2016 Notes (as defined below)), which notes will automatically be converted into shares of our common stock upon the closing of this offering;
•	150,410 shares of our common stock underlying common stock purchase warrants issued to the holders of our outstanding convertible notes with a weighted average exercise price of $16.73;
•	28,575 shares of our common stock underlying common stock purchase warrants issued to Palladium Capital Advisors, LLC with a weighted average exercise price of $16.63;

•	shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan (an aggregate of twenty percent (20%) of the outstanding common stock immediately following the consummation of this offering on a fully-diluted basis will be reserved for issuance under the 2016 Equity Incentive Plan); and
•	89,000 shares of our common stock underlying outstanding options which were issued prior to the adoption of our 2016 Equity Incentive Plan with an exercise price of $2.00.

Summary Financial Data

The summary financial data below as of and for the quarters ended March 31, 2016 and 2015 and the year ended December 31, 2015 and for the period from May 12, 2014 (date of inception) through December 31, 2014 have been derived from our unaudited and audited consolidated financial statements included elsewhere in this prospectus. The following summary financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Statement of Operations Data:

	Three Months Ended March 31, 2016 (unaudited)	Three Months Ended March 31, 2015 (unaudited)	Year Ended December 31, 2015	From May 12, 2014 (date of inception) through December 31, 2014
Operating expenses:
Selling general and administrative	$1,285,792	$178,980	$1,482,506	$2,009,384
Research and Development	230,892	—	2,269,520	150,000
Total operating expenses	1,516,684	178,980	3,752,025	2,159,384
Loss from Operations	(1,516,684)	(178,980)	(3,752,025)	(2,159,384)
Other income (expense):
Foreign currency exchange gain	3,169	(877)	101,957	—
Gain on change in fair value of warrant liability	32,763	(33,688)	112,911	2,068
Interest expense	(229,149)	(79,539)	(639,396)	(1,431)
Total other income (expense)	(193,217)	(114,104)	(424,528)	(637)
Net Loss	(1,709,901)	(293,085)	(4,176,553)	(2,158,747)
Net loss per common share, basic and diluted	$(1.69)	$(0.29)	$(4.18)	$(2.85)
Weighted average common shares outstanding, basic and diluted	1,011,643	1,000,000	1,000,000	758,333

Balance Sheet Data:

	As of March 31, 2016 (unaudited)
	Actual	Pro Forma(1)	As Adjusted(2)
Cash	$225,722	$225,722
Working Capital (deficit)	(4,191,595)	(1,179,715)
Total Assets	334,176	334,176
Total debt, net of discount of $1,225,601(3)	3,011,880	—
Convertible preferred stock(2,4)	1	—
Accumulated Deficit	(8,045,201)	(8,045,201)
Total Stockholders’ (deficit) equity	(4,181,763)	(1,169,883)

(1)	Amounts calculated on a pro forma basis to give effect to:
•	the automatic conversion of all our outstanding convertible notes, together with any unpaid and accrued interest thereon, into an aggregate of 299,675 shares of our common stock upon the closing of this offering; and
•	In conjunction with the conversion of our convertible notes: (i) the accelerated amortization of $338,120 of unamortized debt discount and (ii) the reclassification of the warrant and embedded derivative liabilities to additional paid-in capital as, upon completion of this offering, neither is subject to re-measurement.
(2)	Amounts calculated on a pro forma as adjusted basis to give further effect to our issuance and sale of [ ] shares of common stock in this offering at the initial public offering price of $[ ] per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, payment of accrued financing costs and the reclassification of deferred financing costs to additional paid-in capital.
(3)	Total debt represents the carrying amount of our convertible notes.
(4)	Convertible Preferred Stock represents our Series A Convertible Preferred Stock, which was issued on February 1, 2016 in connection with our licensing of the global rights to Picoplatin, and convertible into 100,000 shares of common stock upon the consummation of this offering.

RISK FACTORS

An investment in our common stock involves substantial risks, including the risks described below. You should carefully consider the risks described below before purchasing our common stock. The risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, prospects, financial condition or results of operations could be negatively affected, and you might lose all or part of your investment.

Risks Related to Our Business

We are a pre-revenue biopharmaceutical company and are thus subject to the risks associated with new businesses in that industry.

We acquired the exclusive, global license of all rights to develop and commercialize Picoplatin on June 17, 2014 and have only recently begun to pursue this new business opportunity. As such, we are a clinical stage biopharmaceutical company with no history of revenue-generating operations, and our only assets consist of the intellectual property and related assets licensed to us by Genzyme and certain intellectual property of Poniard. Therefore, we are, and expect for the foreseeable future to be, subject to all the risks and uncertainties inherent in a new business, in particular new businesses engaged in the development of pharmaceuticals. We still must establish and implement many important functions necessary to operate a business, including the clinical development of Picoplatin, establishing our managerial and administrative structure and implementing financial systems and controls.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in their pre-revenue generating stages, particularly those in the pharmaceutical field. Potential investors should carefully consider the risks and uncertainties that a new company with no operating history will face. In particular, potential investors should consider that there is a significant risk that we will not be able to:

•	implement or execute our current business plan, or create a business plan that is sound;
•	maintain our anticipated management team;
•	raise sufficient funds in the capital markets or otherwise to effectuate our business plan;
•	determine that the processes and technologies that we have developed are commercially viable; and/or
•	attract, enter into or maintain contracts with, potential commercial partners such as licensors of technology and suppliers.

If we cannot execute any one of the foregoing, our business may fail, in which case you may lose the entire amount of your investment in our Company.

In addition, as a pre-revenue biopharmaceutical company, we expect to encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be able to reach such point of transition or make such a transition, which would have a material adverse effect on our company.

We have a very limited operating history and are expected to incur significant operating losses during the early stage of our corporate development.

We were organized on May 12, 2014 and we acquired the rights to our product candidate Picoplatin in June 2014. Accordingly, we have a limited operating history. We have not sold our product candidate because it is currently investigational in nature and requires completion of additional clinical and non-clinical trials and studies in order to obtain regulatory approval in the U.S. and abroad. Therefore, our historical financial information consists only of our unaudited financial results at and for the quarters ended March 31, 2016 and 2015 and an audit of our financial results at and for the year ended December 31, 2015 and the period from

May 12, 2014 (date of inception) through December 31, 2014. This is very limited historical financial information upon which to base an evaluation of our performance. We are an emerging company, and thus our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operation, particularly in the pharmaceutical industry. As of March 31, 2016, we have generated cumulative losses of approximately $7.97 million since inception, and we expect to continue to incur losses until Picoplatin is approved by the FDA and foreign regulatory authorities, including the Ministry of Health of the Russian Federation. Even if regulatory approval is obtained, there is a risk that we will not be able to generate material sales of Picoplatin, which would cause us to continue to incur losses. We thus expect to incur substantial operating expenses over the next several years as our product development and marketing activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

We have no experience as a company in obtaining regulatory approval for, or commercializing, any product candidate.

As a company, we have never obtained regulatory approval for, or commercialized, any product candidate. It is possible that the FDA may refuse to accept our planned New Drug Application (or NDA) for Picoplatin for substantive review, or may conclude after review of our data that our application is insufficient to obtain regulatory approval of Picoplatin or any future product candidates. If the FDA does not accept or approve our planned NDA for Picoplatin, it may require that we conduct additional clinical, preclinical or manufacturing validation studies, which may be costly, and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA required studies, approval of any NDA or application that we submit may be significantly delayed, possibly for several years, or may require us to expend more resources than we have available. Any delay in obtaining, or an inability to obtain, regulatory approvals would prevent us from commercializing Picoplatin, generating revenues and achieving and sustaining profitability. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve any NDA we submit. If any of these outcomes occur, we may be forced to abandon our planned NDA for Picoplatin, which would materially adversely affect our business and could potentially cause us to cease operations. We face similar risks for any approval in a foreign jurisdiction, including approval of an application for registration of medicine from the Ministry of Health of the Russian Federation.

Our current and future operations substantially depend on our management team and our ability to hire other key personnel, the loss of any of whom could disrupt our business operations.

Our business depends and will continue to depend in substantial part on the continued service of Michael Fonstein, Randy S. Saluck, Ekaterina Nikolaevskaya and Dmitry Prudnikov, each of whom entered into an employment agreement with the Company which will be effective upon consummation of this offering. Such agreements have limited terms and may also be terminated by us with or without cause (as defined in the employment agreements) and by each of such officers voluntarily or with good reason (as defined in the employment agreements). The loss of the services of any of these individuals would significantly impede implementation and execution of our business strategy and may result in the failure to reach our goals. We do not carry key person life insurance on any of our management, which would leave our company uncompensated for the loss of any of our management.

Our future viability and ability to achieve sales and profit will also depend on our ability to attract, retain and motivate highly qualified personnel in the diverse areas required for continuing our operations. There is a risk that we will be unable to attract, train or retain qualified personnel, both near term or in the future, and our failure to do so may severely damage our prospects.

We are highly dependent on our license agreement with Genzyme, and the loss of this license would materially impair our business plan and viability.

We have secured exclusive rights to develop and commercialize Picoplatin from Genzyme on a worldwide basis, and Picoplatin is currently our only product candidate. As such, our license agreement with Genzyme is critical to our business. In the event that our license agreement with Genzyme is terminated, we would lose the ability to develop and commercialize Picoplatin, and our business prospects would be materially damaged, which could lead to the loss of your investment.

Risks Related to Our Financial Position and Need For Additional Capital

We have never generated revenue, may never generate revenue, are not profitable and may never become profitable.

We expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. Even if we are able to launch Picoplatin, we expect to incur substantial losses for the foreseeable future and may never become profitable.

As we have no operating revenue, we also expect to experience negative cash flow for the foreseeable future as we continue to fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability would negatively impact the value of your securities and potentially require us to shut down our business, which would result in the loss of your investment.

We will require additional funding to progress our business. If we are unable to raise additional capital, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts and our business could fail.

We expect that we will be required to incur significant expenses in connection with our ongoing activities, particularly as we engage in efforts to develop and ultimately commercialize our Picoplatin. Accordingly, we will need to obtain long term additional funding in connection with our continuing operations. We will require approximately $7,500,000 of funding over the next 12 months to fund our planned operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts, and our business might fail.

In addition, our future capital requirements will be significant and will depend on many factors, including:

•	the progress and results of our development efforts for Picoplatin;
•	the costs, timing and outcome of clinical trials of our product candidate for one or more types of cancer;
•	the costs, timing and outcome of regulatory review of our product candidate for one or more types of cancer;
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
•	competing technological and market developments;
•	market acceptance of our product candidate as a treatment for one or more types of cancer;
•	the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any product candidate for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of any product candidate for which we may receive marketing approval;
•	the extent to which we acquire or in-license other products and technologies; and
•	legal, accounting, insurance and other professional and business-related costs.

Developing pharmaceutical products, conducting preclinical testing and clinical trials and seeking regulatory approval of such products is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidate, if approved (of which no assurances may be given), may not achieve any level of commercial success. Our commercial revenues, if any, will be derived from sales of a product that we do not expect to be commercially available for several years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. See “Use of Proceeds” below.

We may have difficulty in raising capital and may consume resources faster than expected.

We currently do not generate any revenue from product sales or otherwise, and we therefore have a limited source of cash to meet our future capital requirements. We do not expect to generate revenues for the foreseeable future, and we may not be able to raise funds in the future, which would leave us without resources to continue operations and force us to resort to stockholder investments or loans, which may not be available to us. We may have difficulty raising needed capital in the near or longer term as a result of, among other factors, the very early stage of our company, the rights of certain of our stockholders to participate in our future financings and our lack of revenues as well as the inherent business risks associated with our company and present and future market conditions. Also, we may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding sooner than anticipated. Our inability to raise funds could lead to decreases in the price of our common stock and the failure of our business.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Since we will be unable to generate any revenue from actual sales of products and expect to be in the early stages for the foreseeable future, we will need to seek equity or debt financing to provide the capital required to execute our business plan. We will need significant funding for developing our intellectual property, conducting clinical trials and entering into collaborations with third party partners as well as for working capital requirements and other operating and general corporate purposes.

There can be no assurance that we will be able to raise sufficient capital on acceptable terms, or at all. If such financing is not available on satisfactory terms, or is not available at all, we may be required to delay, scale back or eliminate the development of business opportunities and our operations and financial condition may be adversely affected to a significant extent.

If we raise additional capital by issuing equity securities, the percentage and/or economic ownership of our existing stockholders may be reduced, and accordingly these stockholders may experience substantial dilution. We may also issue equity securities that provide for rights, preferences and privileges senior to those of our common stock.

Debt financing, if obtained, may involve agreements that include liens on our assets, covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, increases in our expenses and requirements that our assets be provided as a security for such debt. Debt financing would also be required to be repaid regardless of our operating results.

If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidate, or to grant licenses on terms that are not favorable to us.

Funding from any source may be unavailable to us on acceptable terms, or at all. If we do not have sufficient capital to fund our operations and expenses, our business could fail.

As a result of our current lack of financial liquidity, our auditors have expressed substantial doubt regarding our ability to continue as a “going concern.”

As a result of our current lack of financial liquidity, our auditors’ report for our 2015 financial statements, which are included as part of this prospectus, contains a statement concerning substantial doubt regarding our ability to continue as a going concern. Our lack of sufficient liquidity could make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we may obtain and our public stock price generally.

Our continuation as a going concern is dependent upon, among other things, achieving positive cash flow from operations and, if necessary, augmenting such cash flow using external resources to satisfy our cash needs. Our plans to achieve positive cash flow include engaging in offerings of securities, negotiating up-front and milestone payments on pipeline products under development and royalties from sales of our products which secure regulatory approval and any milestone payments associated with such approved products. These cash sources could, potentially, be supplemented by financing or other strategic agreements. However, we may be unable to achieve these goals and therefore may be unable to continue as a going concern.

Risks Related to the Clinical Development of Our Product Candidate

We are very early in our development efforts for Picoplatin and Picoplatin is our only product candidate. If we are unable to clinically develop and ultimately commercialize Picoplatin as an anti-cancer therapy or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts and have only one product candidate, namely Picoplatin for the treatment of cancer. We have yet to engage in our own clinical testing of Picoplatin, and our operations since our inception in 2014 have been limited to developing our own intellectual property and know how, while acquiring the technology and rights of others in order to pursue the clinical development of Picoplatin.

Moreover, the gene expression studies we have conducted to date are of a preliminary nature and were performed using data generated from clinical treatments using other platinum and non-platinum chemotherapeutic drugs. While it is our intent to confirm our genomic technology with respect to Picoplatin through our planned clinical trials, there is no assurance that we will be successful in doing so.

Therefore, our ability to generate product revenues, which we do not expect will occur for several years, if ever, will depend heavily on our ability to develop and eventually commercialize our product candidate. The positive development of our product candidate will depend on several factors, including the following:

•	positive commencement and completion of clinical trials;
•	successful preparation of regulatory filings and receipt of marketing approvals from applicable regulatory authorities;
•	obtaining and maintaining patent and trade secret protection and potential regulatory exclusivity for our product candidate and protecting our rights in our intellectual property portfolio;
•	maintaining our agreement with Genzyme for the license of our product;
•	launching commercial sales of our product, if and when approved for one or more indications, whether alone or in collaboration with others;
•	acceptance of the product for one or more indications, if and when approved, by patients, the medical community and third party payors;
•	protection from generic substitution based upon our own or licensed intellectual property rights;
•	effectively competing with other therapies;
•	obtaining and maintaining healthcare coverage and adequate reimbursement; and
•	maintaining a continued acceptable safety profile of our product following approval, if any.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to clinically develop and commercialize Picoplatin as a cancer therapy, which would materially harm our business.

If we are unable to demonstrate to physicians the benefits of Picoplatin as an anti-cancer therapy, if and when it is approved, we may incur delays or additional expense in our attempt to establish market acceptance.

Use of Picoplatin as an anti-cancer therapy will require physicians to be informed regarding the intended benefits of the product. The time and cost of such an educational process may be substantial. Inability to carry out this physician education process may adversely affect market acceptance of Picoplatin. We may be unable to timely educate physicians in sufficient numbers regarding our intended application of Picoplatin to achieve our marketing plans or to achieve product acceptance. Any delay in physician education or acceptance may materially delay or reduce demand for our product candidate. In addition, we may expend significant funds toward physician education before any acceptance or demand for Picoplatin as a cancer therapy is created, if at all.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidate.

The risk of failure for product candidates in clinical development is high. It is impossible to predict when our sole product candidate, Picoplatin, will prove effective and safe in humans or will receive regulatory approval for any form of cancer or any other indication. Before obtaining marketing approval from regulatory authorities for the sale of Picoplatin, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidate in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. Moreover, the outcome of early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidate, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
•	clinical trials of our product candidate may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs, which would be time consuming and costly;
•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;
•	regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•	the cost of clinical trials may be greater than we anticipate;
•	the supply or quality of materials necessary to conduct clinical trials of our product candidate may be insufficient or inadequate;
•	our product candidate may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials; and
•	interactions with other drugs.

If we are required to conduct additional clinical trials or other testing of our product candidate beyond those that we currently contemplate, if we are unable to complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our product candidate for one or more indications;

•	not obtain marketing approval at all for one or more indications;
•	obtain approval for indications or patient populations that are not as broad as intended or desired (particularly, in our case, for different types of cancer);
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements; or
•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know which, if any, of our clinical trials will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidate or allow our competitors to bring products to market before we do and impair our ability to commercialize our product candidate and may harm our business and results of operations.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidate if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States, including the Ministry of Health of the Russian Federation. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidate, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

Patient enrollment is affected by other factors including:

•	the severity of the disease under investigation;
•	the eligibility criteria for the study in question;
•	the perceived risks and benefits of the product candidate under study;
•	the patient referral practices of physicians
•	the ability to monitor patients adequately during and after treatment; and
•	the proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidate, which would cause the value of our company to decline and otherwise materially and adversely affect our company.

Poniard’s Phase III trial of Picoplatin in small cell lung cancer failed to meet the primary endpoint of overall survival. Accordingly, there is a material risk that we will be unable to develop and successfully complete clinical testing for Picoplatin.

Poniard was the prior sponsor of clinical trials for our product candidate Picoplatin. In 2009, Poniard announced that its Phase III trial of Picoplatin failed to meet its primary endpoint of overall survival. While we believe this failure was attributable to the fact that Poniard’s clinical trial utilized a suboptimal group of patient and endpoints, there can be no assurance that our view is correct, and any trials we design for Picoplatin may fail for similar or unrelated reasons. Clinical trial design errors constitute a potential risk to the timeline and ultimate results of our planned pivotal clinical program and there is a material risk that our trials will not meet their designated endpoints. Additionally, the failure of Poniard’s Phase III trial could create additional obstacles for potential collaborators or investors to recognize the beneficial properties of Picoplatin and could delay the execution and funding of our planned clinical program.

If serious adverse or unacceptable side effects are identified during the development of our product candidate, we may need to abandon or limit such development, which would adversely affect our company.

If clinical testing of Picoplatin for the treatment of cancer results in undesirable side effects or demonstrates characteristics that are unexpected, we may need to abandon such development or limit such development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound. If we are unable to develop Picoplatin due to reported adverse effects or characteristics, our business would be severely harmed.

For the foreseeable future, we expect to expend our limited resources to pursue a particular product candidate, leaving us unable to capitalize on other product candidates or indications that may be more profitable or for which there is a greater likelihood of clinical and commercial development.

Because we have limited financial and managerial resources, we will focus for the foreseeable future only on the clinical development of Picoplatin for one or a relatively small number of cancer indications. As a result, we may forego or be unable to pursue opportunities with other product candidates or for indications other than those we intend to pursue that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on research and development programs related to Picoplatin may not yield any commercially viable therapies. Because of this concentration of our efforts, our business will be particularly subject to significant risk of failure of our one current product candidate.

We expect to rely on collaborations with third parties for key aspects of our business. If we are unable to secure or maintain any of these collaborations, or if these collaborations do not achieve their goals, our business would be adversely affected.

We presently have very limited capabilities for drug development and do not yet have any capability for manufacturing, sales, marketing or distribution. Accordingly, we expect to enter into collaborations with other companies that we believe can provide such capabilities. These collaborations may also provide us with important funding for our development programs.

There is a risk that we may not be able to maintain our current collaboration or to enter into additional collaborations on acceptable terms or at all, which would leave us unable to progress our business plan. We will face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to maintain or reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of our product candidate, reduce or delay its development program, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Moreover, even if we are able to maintain and/or enter into such collaborations, such collaborations may pose a number of risks, including the following:

•	collaborators may not perform their obligations as expected;
•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of our product candidate, might lead to additional responsibilities for us with respect to such product candidate, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
•	collaborators could independently develop or be associated with products that compete directly or indirectly with our product candidate;
•	collaborators could have significant discretion in determining the efforts and resources that they will apply to our arrangements with them;

•	should our product candidate achieve regulatory approval, a collaborator with marketing and distribution rights to our product candidate may not commit sufficient resources to the marketing and distribution of such product;
•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
•	collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to either find alternative collaborators (which we may be unable to do) or raise additional capital to pursue further development or commercialization of our product candidate on our own.

Our business would be materially or perhaps significantly harmed if any of the foregoing or similar risks comes to pass with respect to our key collaborations.

Our third party manufacturing collaborators are subject to significant regulatory oversight with respect to manufacturing our product candidate. Third-party manufacturing facilities may not meet regulatory requirements, which would adversely impact our business.

The preparation of therapeutics for clinical trials or commercial sale is subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with Good Manufacturing Practice, or cGMP, requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of outside agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. We must supply all necessary documentation in support of a marketing authorization application on a timely basis and must adhere to the FDA’s and other countries’ cGMP requirements which are enforced, in the case of the FDA, through its facilities inspection program. The facilities and quality systems of our third party manufacturers must pass an inspection for compliance with the applicable regulations as a condition of regulatory approval. In addition, the regulatory authorities may, at any time, audit or inspect the third-party manufacturing facility or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a plant inspection, marketing authorizations or approval of our product candidate will not be granted.

We do not directly control the manufacturing of, and are completely dependent on, our contract manufacturers for compliance with the cGMP. If our contract manufacturers cannot manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or foreign regulatory agencies, including the Ministry of Health of the Russian Federation, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our contract manufacturers’ facility. Our failure, or the failure of our third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

Our dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of biologics manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our ability to produce Picoplatin on schedule and could, therefore, harm our results of operations and cause reputational damage.

Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of Picoplatin could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially and adversely affect our development timelines and our business, financial condition, results of operations and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we will rely on third parties to manufacture Picoplatin and to perform quality testing, and because we collaborate with various organizations for the advancement of our technology, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

Risks Related to the Commercialization of Our Product Candidate

Even if Picoplatin receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success.

Even if Picoplatin receives marketing approval in the U.S. or elsewhere, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third party payors and others in the medical community. For example, current cancer treatments such as chemotherapy and radiation therapy are well established in the medical community, and doctors may continue to rely on these treatments. If Picoplatin does not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of Picoplatin, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments;
•	our ability to offer our products for sale at competitive prices;
•	the convenience and ease of administration compared to alternative treatments;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;
•	the availability of third party coverage and adequate reimbursement;
•	the prevalence and severity of any side effects; and
•	any restrictions on the use of our product together with other medications.

If we are unable to establish sales, marketing and distribution capabilities, we may not be able to commercialize our product candidate if and when it is approved.

We do not have a sales or marketing infrastructure. To achieve any level of commercial success for any product for which we have obtained marketing approval, we will need to establish a sales and marketing organization or outsource sales and marketing functions to third parties.

There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

If approved, factors that may inhibit our efforts to commercialize our product on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;
•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our product;
•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and instead enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may be unable to enter into arrangements with third parties to sell, market and distribute our product candidate or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product effectively. If we do not establish sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we will not be able to commercialize our product candidate, which would have a material adverse effect on our company.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drug products, particularly in the area of cancer, is highly competitive. We face competition with respect to our current product candidate, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of cancer. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain

FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we are competing, or against which we may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs, and we may be unable to effectively compete with these companies for these or other reasons.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which would harm our business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals.

Our ability to commercialize any product candidate also will depend in part on the extent to which coverage and adequate reimbursement for our product candidate will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to commercialize any product candidate for which we obtain marketing approval.

In addition, there may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidate in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot defend ourselves against claims that our product candidate or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;
•	damage to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant costs to defend the related litigation;
•	substantial monetary awards to trial participants or patients;
•	loss of revenue;
•	reduced resources of our management to pursue our business strategy; and
•	the inability to commercialize any products that we may develop.

We may be unable to obtain product liability insurance on reasonable terms or at all. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to commercialize our technology and products may be impaired.

Our business plan depends in large part on our ability to obtain and maintain patent protection with respect to our proprietary technology and products, and in particular, Picoplatin. We seek to protect our proprietary position gained through our license with Genzyme by filing patent applications in the United States and elsewhere related to our novel technologies, the issuance of a patent regarding our own intellectual property regarding our product candidate and also expect to license additional applicable patents from third parties.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control (in whole or in part) the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies in general is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection, which could adversely affect our company.

Patent reform legislation could further increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The United States Patent Office has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, became effective on March 16, 2013. Accordingly, since we have patent applications pending and plan to file for additional patents in the future, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of our product candidate, patents protecting such candidate might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidate(s).

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” have recently been decided by the Supreme Court of the United States, or the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc., or Prometheus, a case involving patent claims directed to a process of measuring a metabolic product in a patient to optimize a drug dosage for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent-ineligible natural phenomenon into patent-eligible subject matter. On July 3, 2012, the USPTO issued a guidance memo to patent examiners indicating that process claims directed to a law of nature, a natural phenomenon or a naturally occurring relation or correlation that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to patent-ineligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc., or Myriad, a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that an isolated segment of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent eligible subject matter, but that complementary DNA may be patent eligible.

Recently, the USPTO issued a guidance memorandum to patent examiners entitled “2014 Procedure for Subject Matter Eligibility Analysis of Claims Reciting or Involving Laws of Nature/Natural Principles, Natural Phenomena, and/or Natural Products.” These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids. Certain claims of our licensed patents and patent applications contain claims that relate to specific recombinant DNA sequences that are naturally occurring at least in part and, therefore, could be the subject of future challenges made by third parties. In addition, the recent USPTO guidance could impact our ability for us to pursue similar patent claims in patent applications we may prosecute in the future.

We cannot assure you that our efforts to seek patent protection for our technology and product candidate will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. We cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products and technologies in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that we may undertake infringe other gene-related patent claims, and we may deem it necessary to defend ourselves against these claims by asserting non-infringement and/or invalidity positions, or paying to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter. Such outcomes could harm our business, financial condition, results of operations or prospects.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our owned or licensed patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business.

Our business will depend upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our primary product candidate or other products and technology, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We are and expect to be party to one or more license or similar agreements that may impose due diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with our obligations under current or future licenses, our counterparties may have the right to terminate these agreements, in which case we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal and
Compliance Matters

If we fail to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidate, and our ability to generate revenue and the viability of our company will be materially impaired.

Our product candidate and the activities associated with its clinical development and commercialization, including matters relating to design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA (including under the Federal Food, Drug and Cosmetic Act) and other regulatory agencies in the United States and by the European Medicines Agency (known as the EMA) and similar regulatory authorities outside the United States, including the Ministry of Health of the Russian Federation. Failure to obtain marketing approval for our product candidate will prevent us from commercializing the product candidate. We have not received approval to market Picoplatin or any other product from regulatory authorities in any jurisdiction and it will likely be years before we are even eligible to receive such approval.

Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidate may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining marketing approval or prevent or limit commercial use of our product. In particular, new cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. Even if our product candidate receives marketing approval for one or more indications, of which no assurances may be given, the accompanying labels may limit the approved use of our drug, which could limit sales of the product.

The process of obtaining marketing approvals in the United States is very expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies.

The regulatory process of obtaining state registration of medicine in Russia has changed as of January 2016 and some critical procedures still are not defined in details and could cause significant delays in its implementation. As a result of this uncertainty, we may be required to delay our regulatory filing in Russia until our European manufacturer of drug product obtains GMP certificate from Russian Authorities which became obligatory as of 2016.

In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of our product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidate, the commercial prospects for our product candidate will be harmed and our ability to generate revenues, and the viability of our company generally, will be materially impaired.

We will be subject to healthcare laws, regulation and enforcement; our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.

Although we currently do not directly market or promote any products, we may also be subject to several healthcare regulations and enforcement by the federal government and the states and foreign governments in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Health Insurance Portability and Accountability Act of 1996 (or HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;
•	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;
•	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek “fast track” designation for our product candidate for one or more indications. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe that Picoplatin may be eligible for this designation, we cannot assure you that the FDA would decide to grant it should we apply for this designation. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A breakthrough therapy designation by the FDA for our product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidate will receive marketing approval.

We may seek a “breakthrough therapy” designation for our product candidate. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that Picoplatin meets the criteria for designation as a breakthrough therapy for one or more indications, the FDA may disagree and instead determine not to make such designation. Even if such designation is granted, of which no assurances may be given, the receipt of a breakthrough therapy designation for our product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if Picoplatin qualifies as a breakthrough therapy for one or more indications, the FDA may later decide that it no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened, which would deny us the benefits of such designation.

We may seek but be unable to obtain orphan drug exclusivity for our product candidate. If our competitors are able to obtain orphan drug exclusivity for their products that are the same drug as our product candidate, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the FDA from approving another marketing application for the same drug for the same indication for that time period. The applicable market exclusivity period is seven years in the United States.

Obtaining orphan drug exclusivity for Picoplatin may be important to our commercial strategy. If a competitor obtains orphan drug exclusivity for and approval of a product with the same indication as our product before we do, and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market. Even if we obtain orphan drug exclusivity for Picoplatin, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product candidate is shown to be clinically superior to our product candidate, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated. If one or more of these events occur, it could have a material adverse effect on our company.

Even if we obtain marketing approval for our product candidate, we could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems.

Even if we obtain marketing approval for Picoplatin, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, we will be subject to continual requirements of and review by the FDA and other regulatory authorities, including the Ministry of Health of the Russian Federation. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. In addition, even if marketing approval of our product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a risk evaluation and mitigation strategy. New cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If our product candidate receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of our product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we or any third party partners of ours do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our product, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such product, our manufacturers or manufacturing processes;
•	restrictions on the labeling or marketing of the product;
•	restrictions of product distribution use;
•	requirements to conduct post-marketing studies or clinical trials;
•	the need to utilize warning letters;
•	suspension or withdrawal of marketing approvals;

•	withdrawal of the product from the market or product recalls;
•	refusal by regulatory authorities to approve pending applications or supplements to approved applications that we submit;
•	fines, restitution or disgorgement of profits or revenues;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.

We may face similar issues in connection with non-compliance with non-U.S. regulatory requirements.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The MMA expanded Medicare coverage for outpatient drug purchases by those covered by Medicare under a new Part D and introduced a new reimbursement methodology based on average sales prices for Medicare Part B physician-administered drugs. In addition, the MMA authorized Medicare Part D prescription drug plans to limit the number of drugs that will be covered in any therapeutic class in their formularies. The MMA’s cost reduction initiatives and other provisions could decrease the coverage and price that we receive for any approved products. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors. Similar regulations or reimbursement policies may be enacted in international markets which could similarly impact our business.

More recently, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The PPACA, among other things: (i) addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) establishes annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expands the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be “highly similar” or “biosimilar or interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after 12 years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the PPACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program.

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the PPACA, the possibility exists that manufacturers may be required to pay Medicaid rebates on that resulting drug utilization, a decision that could impact manufacturer revenues. The U.S. federal government also has announced delays in the implementation of key provisions of the PPACA. The implications of these delays for our and our potential partners’ business and financial condition, if any, are not yet clear.

We expect that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Picoplatin or additional pricing pressures.

While it is our intention to enter into a strategic partnership with a European partner to seek regulatory approval for Picoplatin in the European Union, we may not enter into such a partnership and even if we do enter into such a partnership, we may not be successful in obtaining regulatory approval.

The European Commission designated Picoplatin as an orphan medicinal product for the treatment of SCLC, which, if approved, would qualify Picoplatin for ten years of marketing exclusivity in the European Union. Accordingly, we expect to seek a strategic partnership with a European partner for obtaining approval of Picoplatin in the European Union. However, we may be unable to find a strategic partner in Europe to move forward with the regulatory approval process or may determine that seeking regulatory approval in Europe is not in the best interest of the company. Furthermore, even if we do secure a strategic partner, there is no guarantee that the we will be able to obtain regulatory approval in the European Union or that the terms of the strategic partnership will make such regulatory approval lucrative to us.

Risks Related to an Investment in Our Common Stock and this Offering

We have not received any commitments to purchase any securities in this offering, and there is a risk that we may be unable to consummate this offering.

Since we are selling the shares offered hereby on an “all or none” basis up to the minimum offering amount, if we do not raise the minimum offering amount of $17,000,000, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction. We have not received any commitments to purchase and securities in this offering, and this offering is not being underwritten by our placement agents on a firm “commitment” basis. We will have 30 days to raise the minimum offering amount, but no assurances can be given that any of the securities offered hereby will be sold. If we are unable to close this offering, our viability as an ongoing enterprise could be materially diminished. In the event that an alternate source of financing is not obtained in a timely manner, our business could fail.

Our management has broad discretion as to the use of the net proceeds from this offering.

We intend to use the net proceeds from this offering to fund our clinical trial and related expenses and for working capital and general corporate purposes, however we cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our common stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and the placement agents and may not be indicative of prices that will prevail in the trading market.

The market price of our common stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. This volatility may prevent you from being able to sell your shares at or above the price you paid for your shares. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

•	whether we achieve our anticipated corporate objectives;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	changes in financial or operational estimates or projections;
•	changes in the economic performance or market valuations of companies similar to ours; and
•	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

The NASDAQ Capital Market may not list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We anticipate that our securities will be listed on The NASDAQ Capital Market (or NASDAQ) upon consummation of this offering. Although, after giving effect to this offering, we expect to meet, on a pro forma basis, NASDAQ’s minimum initial listing standards, which generally mandate that we meet certain requirements relating to stockholders’ equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that we will be able to meet those initial listing requirements. If NASDAQ does not list our securities for trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	reduced liquidity with respect to our securities;
•	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;
•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Assuming our common stock will be listed on NASDAQ, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Furthermore, if we were no longer listed on NASDAQ, our common stock would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Our failure to meet the continued listing requirements of The NASDAQ Capital Market could result in a de-listing of our common stock.

If after listing we fail to satisfy the continued listing requirements of NASDAQ, such as the corporate governance requirements or the minimum closing bid price requirement, NASDAQ may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission (or SEC) has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on NASDAQ and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

There can be no assurance that we will ever provide liquidity to our investors through a sale of our company.

While acquisitions of pharmaceutical companies like ours are not uncommon, potential investors are cautioned that no assurances can be given that any form of merger, combination, or sale of our company will take place following this offering, or that any merger, combination, or sale, even if consummated, would provide liquidity or a profit for our investors following this offering. You should not invest in our company with the expectation that we will be able to sell the business in order to provide liquidity or a profit for our investors.

The financial and operational projections that we may make from time to time are subject to inherent risks.

The projections that we provide herein or our management may provide from time to time (including, but not limited to, those relating to potential peak sales amounts, clinical and regulatory timelines, production and supply matters, commercial launch dates, and other financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, regulatory, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There may be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this prospectus should not be regarded as an indication that we, our management or the placement agents considered or consider the projections to be a guaranteed prediction of future events, and the projections should not be relied upon as such.

In making your investment decision, you should understand that we and the placement agents have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus before investing in our company. We may receive media coverage regarding our company, including coverage that is not directly attributable to statements made by our officers, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers or employees. We and the placement agents have not authorized any other party to provide you with information concerning us or this offering, and you should not rely on this information in making an investment decision.

Future sales by our stockholders may adversely affect our stock price and our ability to raise funds in new stock offerings.

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. None of our currently outstanding shares are, or will be, freely tradable without restriction immediately after the consummation of this offering, but approximately 584,675 of these shares (including 299,675 shares underlying outstanding convertible notes and 100,000 shares underlying outstanding shares of preferred stock), representing shares not held by our “affiliates,” generally may be resold under SEC Rule 144 beginning 90 days from the effectiveness of the registration statement of which this prospectus forms a part.

Furthermore, warrants exercisable for up to 178,985 shares of our common stock at exercise prices ranging from $14.40 to $23.27 per share and warrants exercisable for up to 80,000 shares of preferred stock at an exercise price of $14.40 were outstanding. The exercise of any of these warrants would result in additional dilution, and the sale of the shares issuable upon exercise of outstanding warrants could also lower the market price of our common stock.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [    ] shares of common stock offered in this offering at an assumed public offering price of $[    ] per share (the mid-point of the range indicated on the front cover of this prospectus), and after deducting placement agent commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[    ] per share, or [    ]%, at the assumed public offering price. In addition, in the past, we issued warrants to acquire shares of common stock. Additionally, to the extent that these warrants, or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404;
•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•	reduced disclosure obligations regarding executive compensation; and
•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. Overall, we estimate that our incremental costs resulting from operating as a public company may be between $300,000 and $400,000 per year.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and NASDAQ have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

The formation of our company and our financings, as well as an investment in our company generally, involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any State or local taxing authority has reviewed the transactions described herein, and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor are any such persons making any representations and warrants regarding such matters.

Our ability to use our net operating loss carry-forwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carry-forwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe that, with this offering, taken together with our private placements within a three-year period and other transactions that have occurred over the past three years, we may have triggered an “ownership change” limitation. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership, including as a result of the completion of this offering when it is taken together with other transactions we may consummate in the succeeding three-year period. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which potentially could result in increased future tax liability to us.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Upon the completion of our anticipated corporate conversion, we will be a Delaware corporation. The anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our certificate of incorporation and bylaws will:

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	not provide stockholders with the ability to take action by written consent;
•	provide that special meetings of stockholders may only be called by our Chairman and/or President, our board of directors or a super-majority (66 2/3%) of our stockholders;
•	place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;
•	not provide stockholders with the ability to cumulate their votes; and
•	provide that only a super-majority of our stockholders (66 2/3%) may amend our bylaws.

We do not expect to pay dividends for the foreseeable future.

We do not expect to pay dividends on our common stock offered in this transaction for the foreseeable future. Accordingly, any potential investor who anticipates the need for current dividends should not purchase our securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains a number of “forward-looking statements”. Specifically, all statements other than statements of historical facts included in this prospectus regarding our financial position, business strategy and plans and objectives of management for future operations are forward-looking statements. These forward-looking statements are based on the beliefs of management at the time these statements were made, as well as assumptions made by and information currently available to management. When used in this prospectus and the documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “continue” and “intend,” and words or phrases of similar import, as they relate to our financial position, business strategy and plans, or objectives of management, are intended to identify forward-looking statements. These statements reflect our current view with respect to future events and are subject to risks, uncertainties and assumptions related to various factors.

You should understand that the following important factors, in addition to those discussed in our periodic reports to be filed with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements:

A variety of factors, some of which are outside our control, may cause our operating results to fluctuate significantly. They include:

•	our lack of operating history;
•	our current lack of the capital resources needed to progress our business plan;
•	our current and future capital requirements and our ability to satisfy our capital needs;
•	our reliance on Picoplatin as our only product candidate;
•	our ability to complete required clinical trials of our product candidate and obtain approval from the FDA or other regulatory agencies in different jurisdictions;
•	our ability to secure and maintain key development and commercialization partners for our product candidate;
•	our ability to obtain, maintain or protect the validity of our patents and other intellectual property;
•	our ability to internally develop new inventions and intellectual property;
•	our ability to retain key executive members; and
•	interpretations of current laws and the passages of future laws, rules and regulations applicable to our business.

Although we believe that our expectations (including those on which our forward-looking statements are based) are reasonable, we cannot assure you that those expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in our forward-looking statements as anticipated, believed, estimated, expected or intended.

Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents incorporated by reference herein might not occur.

USE OF PROCEEDS

This offering is being made on a “best efforts/all or none” basis up to the minimum offering amount and on a “best efforts” basis up to the maximum offering amount. Since we are selling the shares offered hereby on an “all or none” basis to the minimum offering amount, if we do not raise the aggregate offering amount of $17,000,000, we will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction.

We intend to use the proceeds from this offering (after deducting commissions and estimated offering expenses payable by us) to fund:

•	our expenses in connection with our Phase II clinical trial to obtain genomic expression data for Picoplatin in metastatic colorectal cancer patients;
•	our expenses in connection with our Phase II clinical trial to obtain genomic expression data for Picoplatin in patients with head and neck cancer;
•	the manufacturing expenses to procure sufficient drug product for our Phase II and Phase III clinical trials;
•	if the maximum offering amount is raised and if our Phase II clinical trial data is suitable, our expected expenses in connection with our Phase III clinical trials to obtain genomic expression data for Picoplatin in metastatic colorectal cancer patients and/or in patients with head and neck cancer; and
•	our working capital and general corporate requirements.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of our clinical trials.

Use of the net proceeds from the sale of $25,000,000 of shares (the maximum offering amount):

Use of Net Proceeds	$ (in millions)	% (approx.)
Fund the expenses in connection with our Phase II clinical trial to develop genomic expression data for Picoplatin in metastatic colorectal cancer patients	$4.95	22.1
Fund the expenses in connection with our Phase II clinical trial to develop genomic expression data for Picoplatin in head and neck cancer patients	$4.95	22.1
Fund the expenses of contract manufacturing the Picoplatin drug product to be used for our contemplated Phase II and Phase III trials	$0.75	3.3
Fund genomic research to develop database and analytic tools for genome analysis of cancer patients and the use of cell lines as a source of additional expression	$0.75	3.3
Fund the expenses of genomic portion of Phase II trials for head and neck and colorectal cancer which represents the collection of tumor expression data and the analysis of such to generate expression signatures to predict therapeutic responses	$1.75	7.8
Fund the expenses of in connection with our Phase III clinical trial to develop genomic expression data for Picoplatin in metastatic colorectal cancer patients	$2.5	11.2
Fund working capital and general corporate purposes	$6.75	30.2
Total	$22.4	100

Use of the net proceeds from the sale of $22,000,000 of shares:

Use of Net Proceeds	$ (in millions)	% (approx.)
Fund the expenses in connection with our Phase II clinical trial to develop genomic expression data for Picoplatin in metastatic colorectal cancer patients	$4.95	25.3
Fund the expenses in connection with our Phase II clinical trial to develop genomic expression data for Picoplatin in head and neck cancer patients	$4.95	25.3
Fund the expenses of contract manufacturing the Picoplatin drug product to be used for our contemplated Phase II and Phase III trials	$0.75	3.8
Fund genomic research to develop database and analytic tools for genome analysis of cancer patients and the use of cell lines as a source of additional expression	$0.75	3.8
Fund the expenses of genomic portion of Phase II trials for head and neck and colorectal cancer which represents the collection of tumor expression data and the analysis of such to generate expression signatures to predict therapeutic responses	$1.25	6.4
Fund the expenses in connection with our Phase III clinical trial to develop genomic expression data for Picoplatin in metastatic colorectal cancer patients	$1.5	7.6
Fund working capital and general corporate purposes	$5.45	27.8
Total	$19.6	100

Use of the net proceeds from the sale of $17,000,000 of shares (the minimum offering amount):

Use of Net Proceeds	$ (in millions)	% (approx.)
Fund the expenses in connection with our Phase II clinical trial to develop genomic expression data for Picoplatin in metastatic colorectal cancer patients	$4.95	32.8
Fund the expenses in connection with our Phase II clinical trial to develop genomic expression data for Picoplatin in head and neck cancer patients	$4.95	32.8
Fund the expenses of contract manufacturing the Picoplatin drug product to be used for our contemplated Phase II and Phase III trials	$0.75	5.0
Fund genomic research to develop database and analytic tools for genome analysis of cancer patients and the use of cell lines as a source of additional expression	$0.75	5.0
Fund the expenses of genomic portion of Phase II trials for head and neck and colorectal cancer which represents the collection of tumor expression data and the analysis of such to generate expression signatures to predict therapeutic responses	$0.5	3.3
Fund working capital and general corporate purposes	$3.2	21.1
Total	$15.1	100

The expected net proceeds from the sale of the minimum amount shares offered hereby, if added to our current cash is anticipated to be sufficient to fund our operations through June 2018. In the event that our plans change, our assumptions change or prove to be inaccurate, or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds or curtail expansion activities, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We do not anticipate paying any cash dividends in the foreseeable future and we intend to retain all of our earnings, if any, to finance our growth and operations and to fund the expansion of our business. Payment of any dividends will be made in the discretion of our Board of Directors, after its taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Any dividends that may be declared or paid on our common stock, must also be paid in the same consideration or manner, as the case may be, on our shares of preferred stock, if any.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2016:

•	on an actual basis;
•	on a pro forma basis to give effect to (i) the issuance in connection with this offering of 299,675 shares of our common stock underlying outstanding convertible notes with a weighted average conversion price of $14.30 per share, which notes will automatically be converted into shares of our common stock upon the closing of this offering, (ii) the issuance in connection with this offering of 100,000 shares of our common stock underlying our currently outstanding Series A Convertible Preferred Stock held by Tallikut, which preferred stock will automatically be converted into shares of our common stock upon the closing of this offering, (iii) the sale of the minimum offering amount representing our issuance and sale of [ ] shares of our common stock in this offering at an assumed public offering price of $[ ] per share, after deducting estimated placement agent fees and estimated offering expenses payable by us and (iv) the sale of the maximum offering amount representing our issuance and sale of [ ] shares of our common stock in this offering at an assumed public offering price of $[ ] per share, after deducting estimated placement agent fees and estimated offering expenses payable by us.

	Actual	As of March 31, 2016
		Pro Forma	Pro Forma As Adjusted (Minimum Offering Amount)		Pro Forma As Adjusted (Maximum Offering Amount)
Cash	$225,722	$225,722	$	[ ]	$	[ ]
Convertible Debt, net of discount of $338,120 as of March 31, 2016	$3,011,880	—
Stockholders’ (deficit) equity:
Common stock, $0.0001 par value, 4,000,000 shares authorized and 1,000,000 shares issued and outstanding at March 31, 2016	10	13		[ ]		[ ]
Preferred stock, $0.0001 par value, 1,000,000 shares authorized and 100,000 shares issued and outstanding at March 31, 2016	1	—		—		—
Additional paid-in capital	3,868,416	6,880,296		[ ]		[ ]
Accumulated deficit	(8,045,201)	(8,045,201)		[ ]		[ ]
Total stockholders’ equity	(4,181,763)	(1,169,881)		[ ]		[ ]
Total capitalization	$(1,169,881)	$(1,169,881)	$	[ ]	$	[ ]

The number of shares outstanding as of the date of this prospectus, as used throughout this prospectus, including in the above discussion and table, unless otherwise indicated, excludes the following:

•	80,000 shares of our common stock underlying a preferred stock purchase warrant held by Tallikut;
•	150,410 shares of our common stock underlying common stock purchase warrants issued to the holders of our outstanding convertible notes with a weighted average exercise price of $16.73;
•	28,575 shares of our common stock underlying common stock purchase warrants issued to Palladium Capital Advisors, LLC with a weighted average exercise price of $16.63;
•	shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan (an aggregate of twenty percent (20%) of the outstanding common stock immediately following the consummation of this offering on a fully-diluted basis will be reserved for issuance under the 2016 Equity Incentive Plan); and
•	89,000 shares of our common stock underlying outstanding options which were issued prior to the adoption of our 2016 Equity Incentive Plan with an exercise price of $2.00.

DILUTION

If you purchase shares in this offering your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[    ] per share and the as adjusted net tangible book value per share of our common stock immediately following this offering.

Our pro forma net tangible book value as of March 31, 2016 was approximately $[    ], or approximately $[    ] per share. Pro forma net tangible book value per share represents our total tangible assets less total tangible liabilities, divided by the number of shares of common stock outstanding as of March 31, 2016. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the adjusted net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to our sale of a minimum amount of [    ] shares and a maximum amount of [  ] shares of common stock in this offering at an assumed public offering price of $[    ] per share (the mid-point of the range indicated on the front cover of this prospectus), and after deducting the placement agents’ commission and estimated offering expenses, our adjusted net tangible book value as of March 31, 2016 would have been approximately $[    ], or $[    ] per share (based on the minimum offering amount) and $[    ], or $[    ] per share (based on the maximum offering amount). This represents an immediate increase in net tangible book value of $[    ] and $[    ] per share, respectively, to existing stockholders and an immediate dilution in net tangible book value of $[    ] and $[    ] per share, respectively, to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share			$	[ ]
Net tangible book value per share as of March 31, 2016	$	[ ]
Increase in net tangible book value per share attributable to new investors (minimum offering)	$	[ ]
Increase in net tangible book value per share attributable to new investors (maximum offering)	$	[ ]		—
Adjusted net tangible book value per share as of March 31, 2016, after giving effect to the minimum offering			$	[ ]
Adjusted net tangible book value per share as of March 31, 2016, after giving effect to the maximum offering		—	$	[ ]
Dilution per share to new investors in the offering (minimum offering)			$	[ ]
Dilution per share to new investors in the offering (maximum offering)		—	$	[ ]

The foregoing does not take into account:

•	100,000 shares of our common stock underlying our Series A Convertible Preferred Stock held by Tallikut, which preferred stock will automatically be converted into shares of our common stock upon the closing of this offering;
•	80,000 shares of our common stock underlying a preferred stock purchase warrant held by Tallikut;
•	299,675 shares of our common stock underlying outstanding convertible notes with a weighted average conversion price of $14.30 per share (such number of shares and conversion price assume that the offering price is below the conversion price of the 2016 Notes (as defined below)), which notes will automatically be converted into shares of our common stock upon the closing of this offering;
•	150,410 shares of our common stock underlying common stock purchase warrants issued to the holders of our outstanding convertible notes with a weighted average exercise price of $16.73;
•	28,575 shares of our common stock underlying common stock purchase warrants issued to Palladium Capital Advisors, LLC with a weighted average exercise price of $16.63;
•	shares of our common stock reserved for future issuance under our 2016 Equity Incentive Plan (an aggregate of twenty percent (20%) of the outstanding common stock immediately following the consummation of this offering on a fully-diluted basis will be reserved for issuance under the 2016 Equity Incentive Plan); and
•	89,000 shares of our common stock underlying outstanding options which were issued prior to the adoption of our 2016 Equity Incentive Plan with an exercise price of $2.00.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with our financial statements, which are included elsewhere in this prospectus. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risk, uncertainties and other factors. These statements are often identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate,” or “continue,” and similar expressions or variations. Actual results could differ materially because of the factors discussed in “Risk Factors” elsewhere in this prospectus, and other factors that we may not know.

Overview

We are a clinical stage biopharmaceutical company focused on utilizing our genomic technology to enhance the development of pharmaceutical products for the treatment of various cancer indications. We were formed in May 2014, and we acquired the worldwide rights to Picoplatin from a third party in December 2014. We thus have a very limited history of operations. We have not generated any revenues to date, having focused all of our effort on research and development activities.

Results of Operations

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

Summary Table

The following table presents a summary of the changes in our results of operations for the three months ended March 31, 2016, compared with the three months ended March 31, 2015:

	Three Months Ended March 31,		Percentage Increase
	2016	2015
	(unaudited) (in thousands)
Research and Development Expenses	$231	$0	—%
General and Administrative Expenses	$1,286	$179	618%
Total Expenses	$1,517	$293	417%
Net Loss	$1,517	$293	417%

Research and Development Expenses

Research and development expenses were $0.2 million for the three months ended March 31, 2016 and $0 for the three months ended March 31, 2015. Research and development expenses increased primarily as a result of our entering into manufacturing agreements during mid-2015 and commencing manufacturing activities during the fourth quarter of 2015. Our research and development costs in 2016 consisted of preparing to commence phase II trials and communicating with the FDA as well as expenses relating to manufacturing Picoplatin in sufficient quantities as needed for our anticipated application to the Ministry of Health of the Russian Federation for the approval of Picoplatin and for the Phase II clinical trials which we expect to commence in the fourth quarter of 2016.

General and Administrative Expenses

General and administrative expenses were $1.3 million for the three months ended March 31, 2016, and $0.2 million for the three months ended March 31, 2015, an increase of $1.1 million. The increase in general and administrative expenses is primarily attributable to (i) stock-based compensation of $0.7 million in connection with the issuance of options and shares of common stock to certain of our executive officers, key employees and directors, (ii) executive and employee salaries of $0.1 million, (iii) expenses related to the compensation of key consultants to our company of $0.1 million, (iii) and professional fees of $0.5 million in connection with this offering and $0.9 million relating to our intellectual property.

Net Loss

Net loss was $1.5 million for the three months ended March 31, 2016, compared to $0.2 million for the three months ended March 31, 2015, an increase of $1.3 million primarily due to increases in research and development expenses and general and administrative expenses for the reasons stated above.

Net Cash Used in Operating Activities

Net cash used in operating activities was $0.4 million for the three months ended March 31, 2016. The net loss for this period was greater than the net cash used in operating activities by $1.1 million, which was primarily attributable to $0.7 million of share based compensation in connection with stock options issued to the board of directors and directors of the Company and an increase in accounts payable and accrued expenses of $0.4 million.

Net cash used in operating activities was $0.2 million for the three months ended March 31, 2015. The net loss for this period was greater than the net cash used in operating activities by $0.1 million, which was primarily attributable to the amortization of debt discounts for our convertible debt offset by the gain in the fair value of warrant liability.

Net Cash Provided by Financing Activities

There was no net cash provided by financing activities for the three months ended March 31, 2016 or the three months ended March 31, 2015 as there were no financing activities conducted during either time period.

Year Ended December 31, 2015 Compared to the period from May 12, 2014 (date of inception) through December 31, 2014

Summary Table

The following table presents a summary of the changes in our results of operations for the year ended December 31, 2015, compared with the period from May 12, 2014 (date of inception) through December 31, 2014:

	Year Ended December 31, 2015	From May 12, 2014 (date of inception) Through December 31, 2014	Percentage Increase
	(in thousands)
Research and Development Expenses	$2,270	$150	1,413%
General and Administrative Expenses	$1,483	$2,009	(26)%
Total Expenses	$4,177	$2,159	93%
Net Loss	$4,177	$2,159	93%

Research and Development Expenses

Research and development expenses were $2.3 million for the year ended December 31, 2015 and $0.15 million for the period from May 12, 2014 (day of inception) through December 31, 2014, a substantial increase. Research and development expenses increased primarily as a result of our commencement of operations during late 2014 compared with a full year of operations in 2015. Our research and development costs in 2015 consisted of preparing to commence Phase II trials and communicating with the FDA as well as the manufacturing expenses relating to the production of drug product for our anticipated clinical trials. Of our research and development expenses, $0.1 million was attributable to consultants expenses relating to preparing for our FDA meeting and our Phase II trials and $0.5 million was attributable to manufacturing Picoplatin in sufficient quantities as needed for our anticipated application to the Ministry of Health of the Russian Federation for the approval of Picoplatin and for the Phase II clinical trials which we expect to commence in the fourth quarter of 2016. Additionally, we incurred $1.36 million of expenses relating to our agreement to issue Series A Convertible Preferred Stock and warrants in connection with our Picoplatin license agreement, as amended. The Series A Preferred Stock and warrants were issued in the first quarter of 2016.

General and Administrative Expenses

General and administrative expenses were $2 million for the period from May 12, 2014 (date of inception) through December 31, 2014, and $1.48 million for the year ended December 31, 2015, a decrease of $0.52 million. The decrease in general and administrative expenses is primarily attributable to the significant non-cash compensation expense we incurred in connection with issuing shares of our common stock to the placement agent and its employees in connection with our agreement pursuant to which they procured the initial investors which enabled us to commence operations. Excluding the compensation expense, general and administrative expenses increased significantly in 2015 in connection with the commencement of operations for the full year for 2015. The increase is attributable to executive and employee salaries, expenses related to the compensation of key consultants to our company, compensation expenses to the board of directors, travel expenses of $0.1 million, increased professional and legal fees of (i) $0.25 million in connection with our intellectual property and this offering and (ii) $0.5 million in connection with the convertible note financings completed in 2015.

Net Loss

Net loss was $2.16 million for the period from May 12, 2014 (date of inception) through December 31, 2014, compared to $4.18 million for the year ended December 31, 2015, an increase of $2.0 million primarily due to increases in research and development expenses and general and administrative expenses for the reasons stated above.

Net Cash Used in Operating Activities

Net cash used in operating activities was $0.1 million for the period from May 12, 2014 (date of inception) through December 31, 2014. The net loss for this period was greater than the net cash used in operating activities by $2.3 million, which was primarily attributable to share based executive compensation of $2.0 million in connection with the issuance of shares of our common stock to the placement agent for our convertible note financings in May, June and November of 2015.

Net cash used in operating activities was $2.0 million for the year ended December 31, 2015. The net loss for this period was greater than the net cash used in operating activities by $2.2 million, which was primarily attributable to the expensing of the accrued obligations to acquire the licensing rights to Picoplatin, the amortization of debt discounts for our convertible debt of $0.5 million, and an increase in accounts payable of $0.6 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the period from May 12, 2014 (date of inception) through December 31, 2014 was $0.6 million, which was attributable to the net proceeds received from the private placement of our convertible notes on December 23, 2015.

Net cash provided by financing activities for the year ended December 31, 2015 was $2.2 million, which was attributable to aggregate net proceeds received from the private placement of our convertible notes in May, June and November of 2015.

Liquidity and Capital Resources

Overview

We have generated no revenue from operations and we have incurred cumulative losses of approximately $7.97 million since inception. We have funded our operations primarily from the issuance of convertible notes which will be converted into shares of our common stock upon the consummation of this offering. We received net cash proceeds of approximately $3.2 million from equity financings closed between December 2014 and May 2016. Our convertible debt financings are convertible into equity at a price per share ranging from $12.00 to $19.39 per share (such number of shares and conversion price assume that the offering price is below the conversion price of the 2016 Notes (as defined below)) with 50% warrant coverage at 120% of the issue price.

Based upon our lack of revenue expected for 2016, together with the planned expenditures, management currently believes that current cash will be insufficient to fund our research and development expenses and general and administrative expenses beyond the end of 2016. We will require approximately $7,500,000 of funding over the next 12 months to fund our planned operations. Upon completion of this offering, the expected net proceeds from this offering, added to our current cash, is anticipated to be sufficient to fund our operations through June 2018.

Furthermore, if our assumptions underlying our anticipated timing for the completion of our clinical and regulatory program and our anticipated expenses prove to be wrong, we may have to raise additional capital sooner than anticipated. Because of numerous risks and uncertainties associated with the research, development and future commercialization of our product candidate, we are unable to estimate with certainty the amounts of increased capital outlays and operating expenditures associated with our anticipated clinical trials and development activities. Our current estimates may be subject to change as circumstances regarding requirements further develop. We may decide to raise capital through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We do not have any existing commitments for future external funding. We may seek to sell additional equity or debt securities or obtain a bank credit facility if available. The sale of additional equity or debt securities, if convertible, could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations or other financing alternatives.

Our ability to continue as a going concern may be dependent on our ability to raise additional capital, to fund our research and development and commercial programs and meet our obligations on a timely basis. If we are unable to successfully raise sufficient additional capital we may not have sufficient cash flow and liquidity to fund our business operations, forcing us to delay, discontinue or prevent product development and clinical trial activities or the approval of any of our potential products or curtail our activities and, ultimately, potentially cease operations. Even if we are able to raise additional capital, such financings may only be available on unattractive terms, or could result in significant dilution of stockholders’ interests and, in such event, the value and potential future market price of our common stock may decline. In addition, the incurrence of indebtedness would result in increased fixed obligations and could result in covenants that would restrict our operations or other financing alternatives.

As of March 31, 2016, we had a working capital deficit (current liabilities exceeded current assets) of approximately $4.2 million, consisting primarily of approximately $0.2 million cash and approximately $0.1 million prepaid expenses, offset by approximately $1.2 million accounts payable and accrued interest expenses, approximately $3.0 million convertible debt and approximately $0.4 million warrant liabilities.

Recent Accounting Pronouncements

See Note 3 to our consolidated financial statements for the year ended December 31, 2015 included elsewhere in this document.

Critical Accounting Policies and Estimates

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) provide the Company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) providing that such contracts are indexed to the Company’s own stock. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company assesses classification of its common stock purchase warrants and other free standing derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

The Company’s free-standing derivatives consisted of warrants to purchase common stock that were issued in connection with its issuance of convertible debt (see Note 7 to our consolidated financial statements). The Company evaluated these derivatives to assess their proper classification in the balance sheet as described above and determined that certain common stock purchase warrants do not contain fixed settlement provisions. The exercise price of such warrants is subject to adjustment in the event that the Company subsequently issues equity securities or equity linked securities with exercise prices lower than the exercise price in these warrants.

As such, the Company records the warrants that do not have fixed settlement provisions as liabilities and mark to market all such derivatives to fair value at the end of each reporting period.

The Company has adopted a sequencing policy that reclassifies contracts (from equity to assets or liabilities) with the most recent inception date first. Thus any available shares are allocated first to contracts with the most recent inception dates.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Stock-based compensation expense is recorded by the Company in the same expense classifications in the statement of operations, as if such amounts were paid in cash.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company also follows a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable based on an entity’s own assumptions, as there is little, if any, related market activity. (for example, cash flow modeling inputs based on assumptions).

See Note 4 to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act of 1933 (or Securities Act), delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies. We may take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard. Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

Share Based Compensation

We account for the cost of services performed by directors received in exchange for an award of Restricted Stock Units or stock options based upon the grant date fair value of the award. In accordance with the Accounting Standards Codification, we recognize compensation expense, net of estimated forfeitures, on a straight-line basis over the vesting period.

We account for the cost of services performed by vendors in exchange for an award of membership interests based upon the grant date fair value of the award or fair value of the services rendered, whichever is more readily determinable. In accordance with the Accounting Standards Codification, we recognize the expense in the same period and in the same manner as if we had paid cash for the services.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we are currently not party to, any off-balance sheet arrangements.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on utilizing our genomic technology to (i) enhance the development of pre-existing pharmaceutical products for the treatment of various cancer indications, (ii) prospectively identify patients that may respond to such pharmaceutical products and (iii) commercialize such pharmaceutical products for sale in various markets.

Our lead product candidate is Picoplatin, a new generation platinum-based cancer therapy that has the potential for use in different formulations, as a single agent or in combination with other anti-cancer agents, to treat multiple cancer indications. We hold and are the exclusive, worldwide licensee of patented and proprietary technology related to Picoplatin. We will initially use our genomic technology to identify suitable patients prospectively for our anticipated Picoplatin clinical trials described below in hope of obtaining regulatory approval for Picoplatin and commercializing the therapy. Ultimately, we believe that our genomic program will allow us to identify additional drug candidates that can be substantially improved for the treatment of various cancer indications and ultimately create a targeted, driven approach for cancer treatment by selecting patients who will respond to therapy in advance of administering such therapy.

According to a review article published in December 2007 in Cancer Therapy entitled “Designing Platinum Compounds in Cancer,” platinum-based drugs are prescribed for a significant portion of newly diagnosed cancer patients, generating several billions of dollars in estimated annual sales. In many cases, these treatments succeed in reducing the size of tumors. However, current platinum therapies suffer from two major shortcomings. First, platinum-based chemotherapy often causes serious side effects. Second, and even worse, recipients often do not respond to these treatments, resulting in the loss of critical time for alternative therapies. Therefore, while platinum drugs are widely viewed as effective in the treatment of cancer, improvements are needed. We believe that our strategy to integrate a new platinum molecule (Picoplatin) with improved properties into pre-existing pharmaceutical products can improve the success rates of such products, especially because we expect that our technology will allow us to identify prospectively patients that will be more likely to respond positively to the treatment. We believe these factors make Picoplatin a potentially attractive compound for other pharmaceutical companies to partner with us for the commercialization of Picoplatin upon or prior to the completion of our anticipated clinical trials and/or U.S. Food and Drug Administration (or FDA) approval, particularly considering the platinum-based drug market which has been genericized due to the lack of recent developments and innovation.

Picoplatin is a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies. Clinical studies conducted by a prior licensee of Picoplatin in small cell lung cancer (or SCLC), metastatic colorectal cancer (or CRC) and castration-resistant (hormone-refractory) prostate cancer and ovarian cancer suggest that Picoplatin has a significantly improved safety profile relative to currently marketed platinum-based cancer therapies and showed strong signs of efficacy including efficacy in patients with tumors resistant to other platinum agents. For more information regarding these prior clinical studies see the subsection below entitled “Picoplatin and Platinum-Based Chemotherapeutics.”

The goal of our genomics program with respect to Picoplatin is to use our genomics tools with associated predictive models to select patients who will respond to Picoplatin prospectively. Our genomics technology will be designed to both identify patients who will and who will not benefit from Picoplatin (the expected accuracy of prediction may be higher than 90%) before such patients begin receiving therapy. If a potential patient would not benefit from Picoplatin, such patient can be directed to alternative treatments saving precious time which otherwise would have been spent on a drug treatment therapy that would not have been effective for them. If our genomics technology is proven effective in connection with the Picoplatin trials we intend to conduct, then we believe that our genomics program has the potential to become a platform technology for additional drugs treating cancer and other diseases.

In 2015, we requested a meeting in a letter to FDA to obtain its input on our proposed plans for a clinical study of Picoplatin to be conducted in patients with head and neck cancer. In January 2016, FDA responded to our questions relating to manufacturing, whether we should conduct certain pre-clinical studies as well as our genomics-signature-driven study design submitted to the agency. FDA agreed with our strategy and confirmed that no additional preclinical studies are needed and that it did not object to our study design and did not object to a plan to develop gene expression signatures in order to identify patients who are more likely to respond to Picoplatin. This provided us with clarity for our genomic-driven strategy for the development of Picoplatin and our planned Phase II clinical trials. FDA further agreed that we may submit an IND application that cross references the original IND submitted by Poniard, and such application will include a complete protocol of our Phase II trials. We intend to submit an IND for head and neck cancer trial in August 2016 and for colorectal cancer in October 2016.

We intend to conduct Phase II clinical trials both in CRC and squamous cell cancer of the head-and-neck over the next 24 months commencing in October 2016 in order to determine the genomic signatures for Picoplatin with respect to these indications. If one or both of these trials meets their primary endpoints, we expect to conduct a Phase III study in order to utilize the genomic classifiers (which are individual genes or sets of genes which allow the separation of tumors which differ in response to treatment by looking at their gene expressions) identified in the Phase II clinical trials to prospectively identify patients that we expect to respond positively to and to not respond positively to Picoplatin prior to receiving treatment such that we can achieve positive progression-free survival endpoints, significantly increasing the patient response rate to Picoplatin, which will support submission for drug approval from the FDA and other regulatory agencies., including in the Russian Federation.

Background on Our Rights to Picoplatin

Picoplatin was first developed by Genzyme Corporation (or Genzyme). In 2004, Genzyme entered into an exclusive worldwide license agreement, as amended (which we refer to as the Genzyme License), with Poniard Pharmaceuticals, Inc. (or Poniard) for the development and commercialization of Picoplatin. Under the Genzyme License, Poniard was solely responsible for the development and commercialization of Picoplatin, but was required to pay (i) up to $5.0 million in commercialization milestone payments upon the attainment of certain levels of annual net sales of Picoplatin after regulatory approval and (ii) royalty payments equal to a maximum of 9% of annual net product sales. Genzyme retained the right, at Poniard’s cost, to prosecute its patent applications and maintain all of the licensed patents.

The Genzyme License was terminable by either Poniard or Genzyme if either party breached its obligations under the agreement, or if either party filed a petition for bankruptcy or insolvency or either party was reorganized, dissolved, liquidated or made an assignment for the benefit of creditors. Poniard could also terminate the license at any time upon prior written notice to Genzyme. If not earlier terminated, the Genzyme License would continue in effect, in each country in the territory in which the licensed product was sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) fifteen (15) years after first commercial sale of the licensed product in that country.

On November 16, 2009, Poniard announced that its Phase III SPEAR (Study of Picoplatin Efficacy After Relapse) pivotal trial did not meet its primary endpoint of overall survival. The Phase III SPEAR trial, which is described below, was a 401 patient trial to compare the efficacy and safety of Picoplatin as a second-line therapy for SCLC. On March 24, 2010, Poniard announced that it was suspending its effort to seek regulatory approval for Picoplatin in small cell lunch caner (or SCLC). Poniard made this decision following a detailed analysis of primary and updated data from its Phase III SPEAR trial and evaluation of the New Drug Application (or NDA) process with the FDA. Although Poniard completed internal preparation for advancing Picoplatin into pivotal clinical trials in CRC, prostate cancer, ovarian cancer and SCLCs, it ceased to undertake any significant Picoplatin development activities since that time. On June 30, 2013, Encarta, Inc. (or Encarta), the predecessor to Tallikut Pharmaceuticals, Inc. (or Tallikut), acquired certain assets of Poniard, including the Genzyme License and all related intellectual property, providing Encarta with all of Poniard’s rights to develop and commercialize Picoplatin. All previous clinical trials with respect to Picoplatin have been conducted by Poniard.

Led by Michael Fonstein, our management team decided to form a company in 2014 to pursue the development of novel cancer therapies via in-license. After extensive analysis of the Phase III SPEAR trial which we received in our due diligence of the Picoplatin opportunity, we came to the conclusion that the significant clinical data produced in the Phase III SPEAR trial as well as previous trials conducted indicate a strong potential effectiveness of Picoplatin. We believe that Poniard’s trial design and elements of its clinical trial execution (which were explainable at the time of trials but which defects were clearly seen after the fact), and not the drug itself, are chiefly to blame for its unsuccessful Phase III SPEAR trials. We further believe that, despite the seemingly unsuccessful Phase III SPEAR trial performed by Poniard, if certain subgroups of patients had been excluded from the trials and the trial endpoints were more in line with that of other precedent cancer trials, the data indicated that the trial would have met its endpoints and been successful. Accordingly, given the efficacy of Picoplatin along with its vastly improved safety profile, our management identified Picoplatin as a priority to license as the first compound for its drug development program enhanced by its genomics technology.

On June 17, 2014, we entered into an exclusive license agreement with Tallikut pursuant to which we acquired from Tallikut the exclusive, global license of all rights to develop and commercialize Picoplatin (we refer to such license, as amended in December 2014 and March 2016, as the Tallikut License). Under the Tallikut License, we paid $150,000 as consideration plus 100,000 shares of our Series A Convertible Preferred Stock (or Series A Preferred Stock) and a warrant to purchase 80,000 shares of Series A Preferred Stock to Tallikut and were obligated to pay certain royalties to Tallikut relating to sales of Picoplatin in the United States and abroad.

On March 15, 2016, we entered into an assignment of license agreement and an assignment agreement (which we refer to, collectively, as the Assignment Agreement) with Tallikut pursuant to which we acquired certain assets of Poniard owned by Tallikut and all related intellectual property, providing us with all of Poniard’s rights to develop and commercialize Picoplatin. We also became the assignee of the Genzyme License which enabled us to terminate our License Agreement with Tallikut. Pursuant to the Genzyme License, following FDA approval we will pay royalties to Genzyme ranging from 5% to a maximum of 9% (based on designated product sales levels) for annual net product sales of Picoplatin. Additionally, we will be required to pay a total of up to $5,000,000 based upon the achievement of certain sales milestones in the United States following FDA approval.

Our Strategy

Our primary objective is establish Picoplatin as the preferred platinum-based drug choice for inclusion in treatment protocols by physicians treating cancer patients and to establish the predictive capability of our genomic technology. The following represents our current plan which could change based upon trial results, discussions with the FDA, or other opportunities or information that could cause us to focus on other cancer indications. The key elements of our strategy in the U.S. are:

•	Complete two Phase II clinical trials for Picoplatin. We intend to conduct two Phase II trials for the purpose of defining the genomic signature of the Picoplatin response in patients with (a) squamous cell carcinoma of head and neck (or SCCHN) as well as (b) metastatic CRC, which is the third leading cause of cancer death in both men and women in the U.S. and the second leading cause of cancer death of men and women combined. The genomic signatures which we expect to define in clinical trials represent a set of 15-40 genes (selected from 22,000 genes examined in an initial analysis) which change their “expression” in a tumor to produce more or less mRNA in a manner which correlates with tumor responses to specified treatment regimens. We expect that the use of such signatures will enable the selection of patients, prospectively, who will have a significantly higher likelihood (potentially up to 90%) of responding to Picoplatin treatment. Our clinical trials may include studying the objective response rate (or ORR) in a group of patients selected based on the presence of the genomic signatures that we determine will predict positive responses to Picoplatin. We believe that the increases in ORR should be viewed as a strong indicator of the efficacy of the drug.
•	Conduct a Phase III clinical trial for SCCHN and/or CRC patients treated by Picoplatin. Following the completion of our Phase II trials, we intend to conduct a Phase III clinical trial for either or both of SCCHN and CRC which would be designed to utilize these genomic classifiers to achieve the progression-free or overall survival endpoints needed to move the product candidate forward and significantly increase the patient response rate to Picoplatin.
•	Submit an application for registration of medicine (comparable to a New Drug Application in the U.S.) to the Ministry of Health of the Russian Federation for the right to market and sell Picoplatin for SCLC in the Russian Federation. We believe that the Phase II and Phase III data for SCLC from the Picoplatin trials conducted by Poniard is sufficient for us to submit an application for registration of medicine to the Ministry of Health of the Russian Federation for the permission to market and sell Picoplatin in the Russian Federation. We anticipate a filing in the fourth quarter of 2016. A decision by the Ministry of Health would be made within a year of filing.
•	Seek a strategic partnership with a European partner to obtain European Union approval of Picoplatin for SCLC. The European Commission designated Picoplatin as an orphan medicinal product for the treatment of SCLC, which, if approved, would qualify Picoplatin for ten years of marketing exclusivity in the European Union. Accordingly, we will seek to enter a strategic partnership with a European partner for obtaining approval of Picoplatin in the European Union.
•	Commercially Launch Picoplatin in the U.S. Although we may decide to utilize a small specialty sales strategy for targeting oncologists to launch Picoplatin if it is approved in the U.S., our primary focus will be dedicated to entering into a partnership with a pharmaceutical company with an established sales force for the full commercialization of Picoplatin and retaining a meaningful royalty percentage based upon U.S. sales. Outside the United States, we expect to enter into distribution and other marketing arrangements with third parties for any of our product candidates that obtain marketing approval.
•	Pursue opportunities to develop and commercialize Picoplatin in foreign markets. As we engage in clinical trials for Picoplatin in the U.S., we will also seek to enter into development and commercialization partnerships with pharmaceutical companies in foreign countries.
•	Leverage our genomic technology by acquiring rights to other compounds. If our clinical trials and the use of our genomics classifiers to select patients for Picoplatin are successful, we will seek to in-license or acquire other drug compounds that we believe would be well-suited for our genomic technology. We believe that there is a large addressable market for our genomics technology which is in a nascent stage of adoption. We plan to identify other drug compounds used to treat conditions in which we believe we will be able to use our genomic technology to separate responding and non-responding patients and perform necessary clinical trials leading to approval and the commercialization of these drug candidates. We believe that, once proved by our Picoplatin clinical trials, our genomics program has the potential to become a platform technology that could be used with other drug compounds. We could also conceivably seek to exploit our genomics classifiers even if our clinical efforts with Picoplatin are not successful, but our immediate priority is to combine our genomic technology with Picoplatin.

Background on Cancer

Cancer is the second-leading cause of death in the United States. The American Cancer Society estimates that in 2015 there will be approximately 1.7 million new cases and approximately 590,000 deaths from cancer in the United States. Cancer originates from defects in the cell’s genetic code, or DNA, which disrupt the mechanisms that normally prevent uncontrolled cell growth. Increasingly, doctors are using diagnostic tests that identify these genetic aberrations in order to select better treatment options.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy. A cancer patient often receives treatment with a combination of these modalities. Surgery and radiation therapy are particularly effective in patients in whom the disease is localized. Physicians generally use systemic drug therapies in situations in which the cancer has spread beyond the primary site or cannot otherwise be treated through surgery.

The goal of drug therapy is to damage and kill cancer cells or to interfere with the molecular and cellular processes that control the development, growth and survival of cancer cells. In many cases, drug therapy entails the administration of several different drugs in combination. Over the past several decades, drug therapy has evolved from non-specific drugs that kill both healthy and cancerous cells, to drugs that target specific molecular pathways involved in cancer and more recently to therapeutics that target specific oncogenic drivers. These therapies often require genetic testing of a cancer to identify the subsets of patients for whom a drug will most effectively impact tumor growth.

Cytotoxic Therapies.  The most established approach to cancer drug therapy has been the development of cytotoxic drugs, commonly referred to as chemotherapy, designed to kill rapidly proliferating cancer cells. While cytotoxic drug therapies act in an indiscriminate manner, killing healthy as well as cancerous cells, in many cases, these treatments succeed in reducing the size of tumors and prolonging survival.

According to a review article published in Cancer Therapy entitled “Designing Platinum Compounds in Cancer,” platinum-based chemotherapy drugs are prescribed for a significant portion of newly diagnosed cancer patients, generating several billions of dollars in estimated annual sales. However, current platinum therapies suffer from two major shortcomings. First, platinum-based chemotherapy often causes severe side effects. Second, and even worse, recipients often simply do not respond to these treatments, resulting in the loss of critical time for alternative therapies. Patients also develop resistance to these drugs over time, due to an ability of cancer cells to evolve under selective pressure, which is a common problem in cancer therapy. Therefore, while platinum drugs are widely viewed as effective in the treatment of cancer, improvements are needed. As the patents for the class of platinum-based chemotherapy drugs being sold in the market continue to expire and platinum-based drugs are marketed on a generic basis, we believe that the emergence of a branded platinum-based chemotherapy agent such as Picoplatin in a largely genericized field, upon regulatory approval, of which there can be no assurance, could have the effect of expanding the overall market in terms of revenues and that we will be able to attract a pharmaceutical partner for the commercialization of the drug as well as fund additional clinical trials for additional indications in the future.

Targeted Therapies.  A more recent class of medicines target specific biological signaling pathways that play a role in rapid cell growth or the spread of cancer. While these drugs have been effective in the treatment of some cancers, most of them are used in combination with various chemotherapeutic agents. Examples of targeted therapies include sunitinib (Sutent), sorafenib (Nexavar), and cabozantinib (Cometriq). The shortcomings of targeted therapies, such as developed resistance and common complications in the selection of patient populations, which detract from the optimal benefits from treatment, are compensated by the use of genetic markers of responses as well as by combining them with traditional chemotherapeutic agents.

Picoplatin and Platinum-Based Chemotherapeutics

Picoplatin is a small molecule new-generation platinum-based chemotherapeutic agent designed to address the major weaknesses of existing platinum therapies. In clinical trials, Picoplatin has demonstrated not only comparable efficacy but the ability to overcome platinum resistance and significantly reduced levels of certain of the side effects associated with platinum chemotherapy in solid tumors. Study data to date suggests that Picoplatin has an improved safety profile relative to existing platinum-based cancer therapies and can be safely administered in combination with multiple approved oncology products. To date, over 1,100 patients have received Picoplatin in clinical trials conducted by previous licensees of the drug. Results obtained suggest that decreased production of blood cells, or myelosuppression, is common but manageable. Kidney damage, or nephrotoxicity, and, particularly, nerve damage, or neurotoxicity, have been significantly less frequent and less severe than is commonly observed with other currently-marketed platinum chemotherapy drugs. Picoplatin has shown evidence of anti-tumor activity in a variety of solid tumors, including tumors that have been treated with existing platinum-based therapeutics and became resistant to them.

Previous Picoplatin Clinical Studies

Poniard initiated its Picoplatin clinical program in 2004, which included about 20 various studies (counting earlier trials performed by Astra Zeneca) and has completed a pivotal Phase III SPEAR trial of Picoplatin in the second-line treatment of patients with SCLC. This trial did not meet its primary endpoint of overall survival. Poniard also completed Phase II trials evaluating Picoplatin as a first-line treatment of metastatic CRC and castration-resistant (hormone-refractory) prostate cancer and a Phase I study evaluating an oral formulation of Picoplatin in solid tumors. We performed a detailed analysis of the trial results for the Phase III SPEAR trial and strongly believes that Ponaird’s trial design and elements of its clinical trial execution, and not the drug itself, are chiefly to blame for its unsuccessful Phase III trials. We further believes that, if certain subgroups of patients had been excluded from the Phase III trials, the data indicates that the trial would have met its endpoints and been successful.

Small Cell Lung Cancer — Phase III SPEAR Trial

Poniard initiated its pivotal Phase III SPEAR trial in April 2007. The Phase III trial was undertaken pursuant to a Special Protocol Assessment, or SPA, with the FDA. An SPA is a written agreement between a sponsor and the FDA regarding the objectives, design and endpoints of a study to be used as a basis of filing an NDA and the data analysis plan necessary to support full regulatory approval. The Phase III trial was an international, multi-center, open-label, controlled study to compare the efficacy and safety of Picoplatin plus best supportive care with best supportive care alone as a second-line therapy for SCLC. The study enrolled 401 patients with SCLC whose disease was non-responsive (refractory) to first-line platinum-containing (cisplatin or carboplatin) chemotherapy or whose disease responded initially to first-line platinum-containing therapy but then progressed within six months after treatment was completed. Patients were randomized in a 2:1 ratio to receive Picoplatin plus best supportive care or best supportive care alone. Best supportive care includes all medical, radiation and surgical interventions that SCLC patients should receive to relieve the symptoms and treat the complications caused by SCLC, but excludes treatment with other chemotherapy. The study was conducted at clinical sites in Eastern Europe, India and South America, because the greater availability of patients could enable the study to more rapidly complete patient enrollment. Patient enrollment was completed in March 2009.

The primary endpoint of the Phase III SPEAR study was overall survival, as measured in time from randomization to death. Secondary endpoints included ORR, disease control and progression-free survival (or PFS)). On November 16, 2009, based on 320 patient deaths, Poniard announced that its pivotal Phase III SPEAR trial did not meet its primary endpoint of overall survival in the intent-to-treat population. Although the study’s secondary endpoint, improvement of PFS had been achieved, in March 2010, following a detailed analysis of primary and updated data from the Phase III SPEAR study and an evaluation of the ongoing NDA process with the FDA, Poniard suspended its efforts to seek regulatory approval based on its Phase III clinical data. In connection with this decision, Poniard, in their press releases dated November 16, 2009 and March 25, 2010, disclosed that the data indicated that more patients on the best supportive care arm received chemotherapy following progression than those on the Picoplatin arm of the trial, a factor which may have contributed to the trial outcome.

Although the previous licensee determined that the Phase III SPEAR trial did not meet the primary endpoint of overall survival, Picoplatin demonstrated a statistically significant survival benefit in multiple subsets of SCLC patients who currently do not have any FDA-approved therapy for the treatment of their disease. When used in this prospectus, the term “statistical significance” refers to whether any differences observed between groups being studied are “real” or whether they are simply due to chance. This commonly used concept to test drugs sets the standard level of significance at 5% (since every experiment is considered to have a 5% error rate). This means that a drug is superior to another drug or control group in a clinical trial only if 95% of the results with respect to such drug being tested are higher than 95% of the results with respect to the other drug/control group. The term “p-value” (“p” stands for probability) reflects the level of significance and is presented in decimal terms, i.e., the p-value should not be higher than 0.05 for general (and FDA) acceptance of clinical trial results as statistically significant. Those statistically significant survival benefits were:

•	A statistically significant difference (based on the definition above) in favor of patients in the Picoplatin arm for PFS in the intent-to-treat population. Patients in the Picoplatin arm of the SPEAR trial had PFS of 9.0 weeks, compared to 6.6 weeks for those patients who received best supportive care alone (p-value = 0.028).
•	Overall survival in the intent-to-treat population, the primary endpoint of the study, which was based on 320 evaluable events, or deaths, showed a median overall survival of 20.6 weeks in the Picoplatin arm of the SPEAR trial, compared to overall survival of 19.7 weeks in patients who received best supportive care alone — this difference was not statistically significant (p-value = 0.089). Thus, the primary endpoint of the trial was not met, potentially due to an imbalance in the use of post-trial chemotherapy between the Picoplatin arm of the trial and the best supportive care alone arm: 27.6 percent of patients in the Picoplatin arm of the trial received post-trial chemotherapy, compared to 40.6 percent of the patients who received best supportive care alone. Our analysis of the trial results conducted by Poniard were based on the data we were provided in connection with our due diligence efforts with respect to our licensing of Picoplatin. These results were not presented to the FDA or made public by Poniard after it determined that it did not meet the endpoints for its Phase III trial.
•	Among the 273 patients who did not receive post-SPEAR trial chemotherapy, the 194 patients in the Picoplatin arm demonstrated a statistically significant (based on the definition above) improvement in overall survival compared to the 79 patients who received best supportive care alone. In these 273 patients, the patients in the Picoplatin arm demonstrated a median survival of 18.3 weeks, compared to a median survival of 14.4 weeks for patients who received best supportive care alone (p-value = 0.0345).
•	The 294 patients who were refractory or relapsed within 45 days of first-line platinum-based therapy, the 202 patients in the Picoplatin arm demonstrated a statistically significant (based on the definition above) improvement in overall survival compared to the 92 patients who received the best supportive care alone. In these 294 patients, the patients in the Picoplatin arm demonstrated a median survival of 21.3 weeks, compared to a median survival of 18.4 weeks for the patients who received best supportive care alone (p-value = 0.0173).

The FDA has designated Picoplatin as an orphan drug for the treatment of SCLC under the provisions of the Orphan Drug Act of 1983, as amended (which we refer to as the Orphan Drug Act). To qualify for orphan drug status, a proposed drug must be intended for use in the treatment of a condition that affects fewer than 200,000 people in the United States. Orphan drug status entitles us to exclusive marketing rights for Picoplatin in the United States for seven years following marketing approval, if any, and qualifies it for research grants to support clinical studies, tax credits for certain research expenses and an exemption from certain application user fees.

In August 2007, the FDA also granted Picoplatin Fast Track designation for the second-line treatment of SCLC. The FDA’s Fast Track programs are designed to facilitate the development and expedite the review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Fast Track designation provides for priority interactions with the FDA to improve the efficiency of clinical development and support the expeditious review of promising drug candidates.

The European Commission, in 2007, designated Picoplatin as an orphan medicinal product for the treatment of SCLC in the European Union. To qualify for this designation, a proposed drug must be intended for the treatment of life-threatening or serious conditions that are rare and affect not more than five in 10,000 persons in the European Union. Orphan medicinal product designation entitles us and our potential partners to certain incentives, such as regulatory assistance with protocol design and possible exemptions or reductions of certain regulatory fees during development or at the time of application for marketing approval in the European Union. If such approval is received, Picoplatin would qualify for ten years of marketing exclusivity in the European Union. To this end, our strategy includes identifying European partners to fund trials for a new drug submission to the European Union.

In March 2011, Clinical Trial Application approval was received from the Chinese State Food and Drug Administration, or SFDA, to conduct two Phase III clinical studies of Picoplatin in the treatment of second-line SCLC and second-line ovarian cancer, respectively, in the People’s Republic of China. Although clinical trials are not currently being conducted in China, the approval of these Phase III protocols by the SFDA would allow for the inclusion of Chinese clinical sites by potential partners developing and executing global registration trials in these disease settings in the future.

Below is a summary of the clinical trials conducted by Poniard with respect to Picoplatin.

Clinical Trials	Phase I (# of patients)	Phase II (# of patients)	Phase III (# of patients)	Results
Tolerability monotherapy (3 trials)	68			Tolerable doses established; pharmacokinetics (or PK) parameters determined (linear PK confirmed); Picoplatin excretion with urine was studied*
Tolerability combinations (4 trials)	90			Safety profile described; maximum tolerated doses for combined therapies (Picoplatin and companion drugs) were established*
Small Cell Lung Cancer (SCLC) 2nd line	80	401	Increase in PFS in all patients (statistically significant) compared to
PFS and overall survival (or OS);
statistically significant superiority
compared to best supportive care,
				including platinum-resistant patients
Colorectal 1st line		101		3 times fewer (statistically significant) neurotoxicity events compared to standard care; similar efficacy in Picoplatin and Oxaliplatin (standard of care platinum chemotherapy) groups
Prostate (HRPC) 2nd line	20	30		78% response in Prostate Specific Antigen
Oral Bioavailability		31		Oral formulation similar to intravenous
Ovarian 2nd line		82		>40% response, including 10% response rate in platinum-resistant patients
NSCLC (2 trials) 2nd line		68		No effect
Mesothelioma 2nd line		47		No effect

*	For single-arm, non-comparative studies (as most Phase I-II early stage trials are), statistical significance is not applicable.

In studies conducted prior to the Phase III trial as show in the table above, indications of activity were seen in patients with SCLC, ovarian cancer, non-small cell lung cancer (or NSCLC), CRC, head and neck cancer, renal cell cancer, thymic cancer, pancreatic cancer, stomach cancer, leiomyosarcoma, liver cancer, mesothelioma, breast and prostate cancers. Overall survival appears to be increased in patients receiving Picoplatin in several of these studies. Additionally, responses in platinum-resistant patients with ovarian cancer, NSCLC, SCLC, and mesothelioma were noted and complete responses were reported in 3 patients with platinum-resistant ovarian cancer; one with platinum resistant SCLC, and 2 with CRC employing a Picoplatin combination.

Metastatic Colorectal Cancer — Phase I-II Clinical Trial

Previously, a Phase I-II study of intravenous Picoplatin in the first-line treatment of patients with metastatic CRC was conducted in Russia, and enrollment was completed in May 2008. The Phase I component of the trial was designed to determine an appropriate dose of Picoplatin, either once every two weeks or once every four weeks, in combination with the chemotherapy agents 5-fluorouracil and leucovorin for further testing in the Phase II component of the trial. This combination is called FOLPI. Based on final Phase I data, both dosing regimens were generally well-tolerated. Twenty-two percent of the patients treated developed neuropathy. In the majority of patients, the neuropathy was mild. Four percent of patients experienced moderate neuropathy and, importantly, no severe neuropathy was observed.

A Phase II trial was initiated in November 2007 to generate proof-of-concept data to demonstrate that Picoplatin can be used as a first-line chemotherapeutic agent as a neuropathy-sparing alternative to oxaliplatin in patients with CRC who had not received prior chemotherapy. Enrollment of 101 patients in this randomized, controlled, Phase II trial was completed in May 2008. The trial’s primary objective was to measure the relative incidence and severity of neuropathy in the FOLPI regimen (our Picoplatin-based chemotherapy regimen for the treatment of CRC) compared to the FOLFOX regimen (a chemotherapy regimen for the treatment of CRC, which is the current standard of care in the United States for the treatment of CRC). FOLFOX is a combination therapy containing 5-fluorouracil and leucovorin and oxaliplatin administered every two weeks. FOLFOX is associated with a high incidence of neuropathy, a peripheral nerve function problem that can cause numbness, tingling and pricking sensations, sensitivity to touch, pain and muscle weakness and wasting, which is key barrier to continued use of oxaliplatin. The study also measured comparative safety and efficacy (assessed by disease control, progression-free survival, and overall survival); however, the study was not powered to assess the statistical significance of these efficacy endpoints.

The Phase II data presented at the American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium in January 2010 indicate that Picoplatin is a neuropathy-sparing alternative to oxaliplatin and is active in the treatment of CRC:

•	FOLPI is associated with a statistically significant reduction in neurotoxicity compared to FOLFOX. Neuropathy is less frequent and less severe with FOLPI. Neuropathy occurred in 26% of FOLPI-treated patients and in 64% of FOLFOX-treated patients. No severe neuropathy was observed in patients who received the FOLPI regimen.
•	FOLPI had similar efficacy to FOLFOX as measured by:
º	Disease control rate of 75% and 76% for FOLPI and FOLFOX, respectively;
º	Progression-free survival of 6.8 months and 7.0 months for FOLPI and FOLFOX, respectively; and
º	Overall survival of 13.6 months and 15.6 months for FOLPI and FOLFOX, respectively.
•	Six-month and one-year survival rates were 80% and 52% for FOLPI and 83% and 55% for FOLFOX, respectively.
•	More patients who discontinued FOLFOX had associated neuropathy; neurotoxicity was not dose-limiting for FOLPI.
•	More patients who discontinued FOLPI had associated hematological events than those who were treated with FOLFOX, but the hematological events were manageable.
•	FOLPI treated patients had more frequent and severe, but manageable, thrombocytopenia and neutropenia; however, complications were rare.

Castration-Resistant Prostate Cancer — Phase I-II Clinical Trial

A Phase I-II study of intravenous Picoplatin in the treatment of patients with castration-resistant prostate cancer, or CRPC, who previously had not been treated with chemotherapy, was conducted in Russia, and enrollment was completed in December 2007. The Phase I component of the trial was designed to evaluate increasing doses of Picoplatin in combination with 60 or 75 mg/m2 of the chemotherapy agent docetaxel (Taxotere®) administered every three weeks with 5 mg prednisone twice daily, to establish a dose of Picoplatin for further testing in the Phase II component of the trial. Interim Phase I safety data showed that the Picoplatin and docetaxel combination was generally well-tolerated, with only mild neuropathy in three of 33 patients (9%), and with a prostate specific antigen, or PSA, response rate of 65% (20 of 31 evaluable patients). Myelosuppression was the dose limiting toxicity. The Phase II data presented at the indicated that:

•	Prostate Specific Antigen (or PSA) response was achieved in 78% of patients with sufficient data to evaluate response (n=27). In contrast, data from the published literature report a PSA response of 45% in patients who received docetaxel 75 mg/m2 and prednisone 5 mg. (Source: Tannock et al, NEJM 2004;351:1502-12; docetaxel package insert).
•	The median progression-free survival in 29 patients who received Picoplatin in combination with docetaxel and prednisone was 7.4 months.
•	The median overall survival in 29 patients who received Picoplatin in combination with docetaxel and prednisone was 21.4 months. In comparison, the published data showed the median overall survival for patients who received docetaxel and prednisone was 18.9 months.
•	Picoplatin can be safely administered with full-dose docetaxel and prednisone. No neurotoxicity was observed in this study. In contrast, data from the published literature report evidence of neuropathy in 30% of patients receiving docetaxel and prednisone, including severe neuropathy in almost 2% of patients.

Although the Phase II trial was a small single-arm study, the safety and efficacy results support further development of Picoplatin in combination with docetaxel and prednisone for the first-line treatment of CRPC. Further, the study indicates that Picoplatin could play a role in the treatment of other tumor types where platinum and taxane therapies are currently used.

Ovarian Cancer

In 2002, a prior licensee reported results of a Phase II open-label, non-comparative, multicenter study of Picoplatin monotherapy in the second-line treatment of women whose ovarian cancer had relapsed or progressed after completion of prior platinum-containing treatment. The study, which assessed tumor response, time to progression, time to death, and safety (adverse effects), was conducted in multiple study locations in Europe and Australia. A total of 94 patients were enrolled. Picoplatin demonstrated activity as a single agent in 82 evaluable patients with platinum-pretreated ovarian cancer, including eight patients with complete responses. Picoplatin appeared to be well tolerated, with manageable myelosuppression. No clinically significant ototoxicity, nephrotoxicity or neurotoxicity was observed. The results of this trial suggest that Picoplatin has a manageable toxicity profile and encouraging activity in advanced ovarian cancer.

The Previous Phase III SPEAR Trial Results

The SPEAR trial designed by the previous licensee was set up with two arms — Picoplatin and best supportive care (BSC) versus BSC alone in patients with refractory or progressive SCLC within six months of completing first-line, platinum-containing chemotherapy. SCLC is fast growing and the most aggressive form of lung cancer. Cisplatin is a standard of care for first line treatment and second line treatment was and remains an unmet medical need. Poniard attempted to obtain Picoplatin approval for this indication in a randomized, controlled Phase III pivotal study (401 patients).

We have carefully reviewed the data from the previous Phase III SPEAR trial. There were several elements to the study that we believe adversely impacted the results of the trial. The post clinical trial chemotherapy treatment regimen was not defined/limited in the study protocol, and, therefore was not balanced between the treatment arms (41% for the BSC group compared with 28% for the Picoplatin combined with BSC group. Accordingly, the overall survival endpoint was confounded by the imbalanced post-study therapy as Picoplatin was not the last line of chemotherapy. We believe that PFS, a widely-used endpoint in oncology clinical trials, would have been a better measure of Picoplatin’s activity — median PFS was 9.0 weeks in the Picoplatin and BSC arm compared with just 6.6 weeks in the BSC alone arm. Additionally, a subgroup of patients who did not respond to the first line treatment or progressed within 45 days (thus, not eligible for topotecan treatment) was re-evaluated. The post-study treatment in this subgroup was balanced. An analysis of this group shows that there was a significant survival benefit for the patients who did not respond within 45 days of first line treatment and who were in the Picoplatin plus BSC arm of the trial. Had PFS been the endpoint for the trial, we believe that the trial would have met such endpoints.

Our Clinical Trial Plan for the U.S.

Overview of our target cancers

Metastatic Colorectal Cancer

While morbidity for CRC has decreased over the last several decades, CRC remains the third leading cause of cancer-related deaths in the U.S. according to the American Cancer Society and an estimated $13.8 billion was spent on CRC care in the U.S. in 2014 according to the National Cancer Institute. The treatment approach for first line CRC has been either oxaliplatin or Irinotecan in combination with 5-FU and Leucovarin (FOLFOX or FOLFIRI) and Avastin (bevacizumab) has been also added to these combinations in first and second line treatment.

Head and Neck Squamous Cell Carcinoma

There are approximately 60,000 new cases of SCCHN in the U.S. and approximately 100,000 new cases in the European Union each year. The demographic of patients has been getting younger due to the prevalence of Human Papillomavirus among other factors. Males are affected with SCCHN at a ratio between 2 to 1 and 4 to 1 versus females depending on geographic region, and oral SCCHN is the sixth most common form of cancer. Additionally, there has been very little improvement in the 5-year survival rate for oral SCCHN during the last 30 years.

Overview of planned Phase II and Phase III trials

Our initial strategy is to conduct two Phase II clinical trials to define the genomic signature of Picoplatin response in patients with SCCHN and CRC and the potential of these signatures to increase objective response rate (or ORR), a measure of how tumors react to treatment. These studies will be performed with “second line patients”, which means that they already have failed one previous treatment. Our primary endpoint in these trials is the generation of specific genomic signatures (“specific” in this context means that we will know the exact gene composition needed to correlate signature and drug response). Our secondary endpoint is an increase in ORR in groups of patients selected as having “positive” response signatures (i.e., a genomic signature pointing to a higher likelihood of response to Picoplatin treatment).

In evaluating our trials, overall survival (or OS) is commonly defined as a length of time that patients diagnosed with the disease are still alive, measured from either the date of diagnosis or the start of treatment for a disease. In a clinical trial, measuring the overall survival and comparing with another treatment, placebo, or standard-of-care is one way to determine how well a new treatment works. Improvements in OS, if significant, are viewed as an ultimate criterion for FDA drug approval. Progression free survival (or PFS) is commonly defined as a length of time during and after the treatment of a disease, such as cancer, that a patient lives with the disease but it does not get worse. In a clinical trial, measuring the progression-free survival is also a way to see how well a new treatment works and is also a criterion acceptable for drug approval in some situations.

If our Phase II trials meet their primary endpoints, we plan to conduct a randomized Phase III study in which the genomic signatures will be used as a key patient inclusion criterion. This “prospective” use of genomic signatures (i.e., using signatures to determine, before treatment, the patients who are more likely to respond to Picoplatin) in the Phase III study is expected to produce a statistically significant increase in the overall survival (known as OS). OS is considered as a critical standard in cancer studies and would constitute a basis of our drug approval. The term “prospective use of signatures” used above means that patient selection occurs before treatment, and the trial adequately represent situations involving real-life clinical use. The final decision on which particular cancer indication will be the focus for our Phase III study will depend on the results of our Phase II trials as well as our discussions with FDA and other customary factors.

The diagram below represents the general structure of both of our proposed Phase II trials. The blue boxes represent two consequent cohorts of patients planned for the studies; the gray arrows represent the major steps of the studies (drawn to scale to provide a chronology of each activity); and the green boxes at the bottom of the diagram highlight the endpoints of these studies.

Phase II study in the second line of Metastatic Colorectal Cancer

Our planned Phase II study is designed to include two consequent cohorts: cohort 1, consisting of 30 – 70 patients, and cohort 2, consisting of 30 – 40 patients. In the first cohort, we will enroll all recruited patients, obtain their tumor samples (before treatment) and treat them with the regimen consisting of Leucovorin, 5FU, Picoplatin and Avastin. For clarity, we call this regimen “Picoplatin Treatment” in the above diagram, but, as noted, it contains other components of standard-of-care platinum based chemotherapy.

The major phases of our planned Phase II trials are as follows:

(1)	drug is infused intravenously every 3 weeks;
(2)	treatment duration will be until tumor progression or intolerable adverse events are experienced;
(3)	efficacy parameters recorded: ORR and PFS will be recorded where applicable;
(4)	tumor tissue samples to be obtained for genomic analysis;
(5)	primary endpoint evaluated: to determine genomic signature of Picoplatin response based on ORR; and
(6)	secondary endpoint evaluated: to demonstrate increase in ORR for patients selected based on presence of the response signature.

The major steps associated with cohort one of the proposed studies (represented by grey arrows in the diagram) are:

(1)	patient recruitment, which includes tumor sample collection for microarray analysis;
(2)	treatment using Picoplatin;
(3)	evaluation of drug response using standard RECIST (Response Evaluation Criteria In Solid Tumors) classification; and
(4)	calculation of gene expression signatures.

After collecting the tumor response data, which requires 4 to 6 months for each individual patient, we will analyze the correlations between tumor gene expressions and the treatment results from our trials. This produces the genomic signatures of drug response which would represent the achievement of one of the primary endpoints of the trials. Based on those genomic statistics generated by this portion of the study, we expect that it will require between 40 to 70 patients to obtain these signatures. This stage of the trial is expected to take one year given the time needed for patient recruitment as well as the time period required for patient treatment and observation.

The major steps associated with cohort two of the proposed studies are essentially the same as in cohort one but with one important difference: here we enroll only patients whose tumors carry expression signatures which indicate expected positive drug response.

Comparing ORR in these two cohorts, based on our pilot calculations, we hope to see an increase in ORR from 30 to 40% in the first cohort to about 80% the second cohort. Evaluation of the effect of signature-based patient selection on ORR represents a secondary endpoint of a study. If the strength of signature effect will be as expected (greater than 80%), we will only need 30 to 40 patients in the second cohort. However, their recruitment will be slower (we expect only to enroll 30% of screened patients), so studying this cohort will likely to take another year.

Phase II study in the second line Head and Neck Squamous Cell Carcinoma

Our proposed Phase II study in SCCHN will be identical in its approach, number of patients and expected timeline to the Phase II CRC study described above. The only difference will be the combination of drugs used in the trial which will consist of Picoplatin and Docetaxel instead of Leucovorin, 5FU, Picoplatin and Avastin.

Planned Phase III trials

The diagram below sets forth, in very simple terms, the general structure of our proposed Phase III trial. The blue arrows represent the two parallel arms of the study (the Picoplatin arm as well as the control arm); the gray arrows represent the major steps of the study (drawn to scale to provide a chronology of each activity); and the green box on the right side of the blue arrows represent the anticipated endpoints of these studies.

Picoplatin ARM
Recruitment of patients with "positive" signatures
Evaluation of ORR, PFS and OS
"Picoplatin" treatment
Anticipated demonstration of statistically-significant and highly clinically-relevant advantage over standard-of-care
Control (standard-of-care) arm
Recruitment of all coming patients regardless of signature type
Evaluation of ORR, PFS and OS
"Oxaliplatin" (Standard-of-care) treatment

In order to achieve generally acceptable statistical characteristics of the effect of Picoplatin necessary for approval by FDA, we plan to recruit up to 250 patients in our pivotal Phase III trial, which is less than the average number of patients generally seen in such trials. The number of patients necessary for a pivotal trial is generally determined by the strength (increase in occurrence) of the anticipated effects of the drug and the need to collect additional safety information during the trial. The increase in occurrence of the effect is expected to be very significant based an anticipated higher response rate indicated by our pilot findings and that we expect to be supported by our Phase II studies. Picoplatin’s safety is already well characterized by multiple prior studies (1,100 patients in total) conducted by Poniard, so the need to collect additional safety information is minimal.

The enrollment rate is expected to be 0.5 patients per site/month. Approximately 25 to 40 clinical trial sites will be required for an anticipated 15-month enrollment period.

Planned Application to Ministry of Health in the Russian Federation

Russia is one of the fastest growing markets for pharmaceutical drugs in the world. In 2013, over $30 billion of pharmaceuticals were sold and annual growth in the market has ranged between 6 – 14% since 2010. As of 2008, over half of the clinical trials submitted to the FDA were generated outside of the U.S. and the number of clinical trials conducted in the Russian Federation has increased tenfold. In 2010, Russian legislation introduced that a portion of clinical trials must be conducted in the Russian Federation for companies that seek Marketing Authorization for new drugs from the Ministry of Health of the Russian Federation, the Russian counterpart to the FDA.

We believe that a sufficient amount of its “Russian” Picoplatin clinical data was generated from Poniard’s multinational-based trials so that it will not need to conduct additional trials to satisfy this mandate. Additionally, the timeline for the Russian Ministry to decide on an application for Marketing Authorization has been recently shortened to 160 days for the entire process following the filing and there is no longer any requirement that drugs from foreign countries need regulatory approval to market and sell their drugs from countries other than Russia.

We intend to file our Marketing Authorization application for Picoplatin for the treatment of SCLC with the Ministry of Health in the fourth quarter of 2016, subject to the readiness of three batches of its Picoplatin drug product for quality control testing with the Scientific Center for Expertise of Medicinal Products. We would expect to receive a decision on our application from the Ministry of Health within a year from submission date. If Picoplatin is approved, then we would have a 5-year renewable right to sell Picoplatin in the Russian Federation.

Our Genomics Program

The goal of our genomics program is to use its genomics tools (described below) with associated predictive models to select patients who will respond to Picoplatin treatment prospectively. By identifying patients who are likely responders and non-responders to Picoplatin prior to receiving therapy (the expected accuracy of our predictive technology may be higher than 90%), the patients who will not be expected to benefit from the treatment (as predicted by our genomics predictive model) will be directed to alternative treatments which may benefit the patient, without losing time — a critical factor for cancer patients.

The use of genetic markers to predict the effectiveness of multiple drugs has become part of today’s cancer treatment. The table below details various uses of genetic markers for guiding certain treatment regimens.

Drug	Drug target	Cancer type (or types)	Somatic markers
Cetuximab	EGFR	Colorectal, head and neck	*EGFR and KRAS*
Erlotinib	EGFR	Lung, pancreatic	*EGFR*
Exemestane	Aromatase	Breast	*ESR1, ESR2 and PGR*
Gefitinib	EGFR	Lung	*EGFR*
Imatinib	BCR–ABL, KIT and PDGFRα Philadelphia chromosome, tyrosine kinases	Chronic myeloid leukaemia, gastrointestinal	*KIT and PDGFRA*
Lapatinib	ERBB2 receptor	Breast	*ERBB2*
Letrozole	Aromatase	Breast	*ESR1, ESR2 and PGR*
Panitumumab	EGFR	Colorectal	*EGFR and KRAS*
Tamoxifen	Oestrogen receptor	Breast	*ESR1, ESR2 and PGR*
Trastuzumab	ERBB2 receptor	Breast, stomach	*ERBB2*

The main efforts in today’s cancer genomics are focused on at generating a basic understanding of cancer, building cancer atlases and mapping potential therapeutic targets in cancer pathways. The results of such studies are expected to allow for the design of more targeted therapies, and ultimately create knowledge-driven strategies for cancer treatment. However, we believe that a more clinically useful approach would be the reliable identification of patients for whom standard therapies will fail. These patients could be guided to alternative chemotherapy agents and treatment options, potentially avoiding unnecessary toxicity and the loss of critical time wasted by being treated by agents which produce no benefits.

In our preliminary studies with several chemotherapeutic drugs, we have constructed a set of classifiers that each take as input gene expression values for a patient and produce as output a prediction of the patient’s response to a specific drug therapy. Gene classifiers are individual genes which are derived by identifying their level of expression which enable the separation of tumors based on certain characteristics (in our case, response to treatment). Our preliminary studies have shown that our classifiers use 10 – 40 distinct gene expression values and produce an above 90% accuracy in predicting response when tested in a validation set (taken from the same study). While it is true that many researchers seek to discover classifiers using only 1 – 3 genes on which to discover predictions, we consider it unlikely that they will succeed in achieving similar accuracy levels. The reason lies in the underlying biology: there are multiple mechanisms that a cell may employ to produce resistance, and successful classifiers may well need to be sensitive to a larger set of unrelated genes.

We have chosen to base our classifiers on gene expression data, We believe that the alternative and popular approach of using GWAS (genome-wide association studies) in which individual mutations are detected by whole-genome sequencing and used as a basis for predictions is far more difficult and expensive. Gene expression profiles generate a “simplified” picture of a genome, where the number of elements to look at is reduced to a number of genes (approximately 20,000). We are likely to miss many primary events (a point mutation causing tumor resistance may not produce a detectable change in expression), but their consequences are usually form a cascade of multiple secondary changes in expression. Although these changes do not necessarily tell us how things work, they are hard to miss and easier to correlate with a property of interest or characteristic such as likely response or non-response to a certain drug. Ultimately, successful classifiers will be based on integration of all of these data-types, but for now we believe that the use of gene expression data is far more accurate and cost effective.

Our approach is based on the analysis of the data from studies of expression profiles of other platinum- based drugs. The goal of our genomic program is to:

•	identify small collections of “signature” genes whose expression pattern is predictive of tumor responses to Picoplatin;
•	confirm the treatment-specific behavior of those genes;
•	analyze the expression of these genes to select patients for a pivotal clinical study;
•	demonstrate that the genomic-based selection of patients will significantly increase the response rate in studies where genomic markets are used prospectively — patients who are identified as likely responders will be targeted in such studies; and
•	use this genomic strategy as a platform technology to identify new drug candidates for us.

We use the GeneChip Human Genome U133 Plus 2.0 platform in our work, which we believe is the first and most comprehensive whole human genome expression array. It represents a complete coverage of the human genome plus 6,500 additional genes for analysis of over 47,000 transcripts (expressed mRNA). When results of hybridization of total mRNA specimens extracted from biological samples (for example, tumors) are compared to other tumors or normal tissues, it allows for the determination of changes in gene expression (the amount of RNA produced by a gene), which in turn allows for the creation of hypothesis or models to explain the studied phenomena.

Our genomic process flow is illustrated in the following diagram:

As shown above, we start with tumor expression microarray data for each patient supplemented with treatment-response information and correlate phenotypes (response to treatment/non-response) to the microarray data. An expression microarray is an instrument to measure the expression of a set of genes or a complete genome. With this information in the training set (as described below) of patients, our goal is to build genomic classifiers that will predict treatment response for a test set (as described below) of patients. Our process requires the following steps:

1.	We start by collecting microarray expression data for the patients in each study. In our current work, these data are produced using U133 Plus 2.0 microarrays and are downloaded from the NIH Gene Expression Omnibus Repository (a web depositary) for the relevant studies. We start with the raw data, which we then normalize. Normalization is a necessary part of the conversion of signals detected by an array to a set of numerical values, which is aimed to correct various systematic biases caused by the non-linear nature of measurements and other technical properties of data generation and collection. In order to be compatible, one needs to use the same normalization scheme for all comparable data-points.
2.	The normalized datasets are connected to the patient response type (either “responder” or “non-responder”). Then, we divide the data into a training set and a test set. Typically, the training set is 80% of the data and the test set is 20%. Then we convert signal intensities measured for each gene into the “response vectors” with values 1 (increase in expression) or 0 (decrease in expression). We start with expression information generated for all 22,000 human genes for each tumor sample, which we reduce to the 1,000 most correlated and anti-correlated genes (i.e., genes for which change in the expression correlate with response/non-response in the strongest manner) for a total of 2,000 genes. Using this reduced features set, we then use an algorithm to build initial classifiers. As we build these initial classifiers, we compute the “importance value” for each probe (feature) used in the classifier. The “importance value” is an estimate of how much an expresson’s presence in the classifier contributes to the accuracy of the classifier.
3.	At this point, the number of genes analysed has been reduced from 50,000 features to the 2,000 most important, to generate the actual predictor, we run our algorithms again to ascertain the minimal set of the most predictive features (genes or probes) chosen from the 2,000 most important genes as described above. This set consists of from 15 to 40 genes and is called gene expression classifier.
4.	Being tested in the validation set of patients, expression classifiers demonstrated an ability to predict more then 90% of patients who responded and not responded to treatment. While this validation is performed in a retrospective manner to derive the classifiers, once the classifiers have been identified, the next step would be to use them on patients prospectively.

The datasets we have used to develop these methods are from prior genomic studies. The samples are all from pre-treatment patient tumor biopsies ranging from 31 to 83 samples. The test data are all from CRC and cover treatment with FOLFOX, FOLFIRI and 5FU. They all use the same U133 Plus 2.0 platform which we normalize using the same algorithm. The patient drug responses were tabulated using the Response Evaluation Criteria in Solid Tumors (known as RECIST).

A critically important property of our classifier is their ability to predict the outcome of a treatment and not simply the difference between easy-to-treat and hard-to-treat cases. The chart below demonstrates that our preliminary studies have confirmed the validity of this approach, and we believe we have achieved a substantially higher predictive accuracy in excess of 90% (up to 95%), with low false negative and false positive rates, when compared to prior studies.

Treatment-specific nature of the classifiers

A principle issue generally defining the utility of expression classifiers is whether they represent prognostic markers, which generally separate hard-to-treat from easy-to-treat tumors, or whether they represent regimen-specific markers with the ability to guide treatment. In order to address this critical question, we compared the performance of various classifiers being used to predict tumor response for the same type of tumor but being treated by different therapeutic regimens. The table below shows the results of testing that we have performed using both FOLFOX and FOLFIRI predictors for patients that received FOLFOX and FOLFIRI treatment. The FOLFOX data is based on a prior study of 83 patients in 2011 at the University of Tokyo and the Teikyo University School of Medicine. The FOLFIRI data is based on two prior studies of 21 and 10 patients performed in 2007 and 2014, respectively, by the Department d’Oncologie of Sanofi-Aventis, among others, in France and by The Spanish National Cancer Research Center, among others, in Madrid, Spain.

Performance of our genomic predictors applied to FOLFOX & FOLFIRI treatment regimens.

	FOLFOX Patients	FOLFIRI Patients
FOLFOX Predictors	92%	50%
FOLFIRI Predictors	48%	90%

As indicated above, when we used FOLFOX predictors on FOLFOX patients our accuracy was approximately 90%, but when we used FOLFOX predictors for FOLFIRI patients and FOLFIRI predictors with FOLFOX patients, the accuracy drops to approximately 50%. These results clearly demonstrate a high accuracy in predicting patient responses to specific treatment regimens (either FOLFOX and FOLFIRI) which strongly suggests that our genomics based predictors are treatment-specific in that patients who predicted to respond well to FOLFOX did so, and those who did not predict to respond well did not, with the same results shown in FOLFIRI. This strongly suggests that treatment specific predictors have strong predictive capability, but only when treatment specific classifiers are matched with patients receiving that particular treatment. We believe that this data demonstrates that we have constructed a set of classifiers that each take as input gene expression values for a patient and produce as output a prediction of the patient’s response to a specific drug therapy.

To develop our method we applied our algorithms to the data from prior studies which identified genomic classifiers for other platinum-based drugs. We achieved a result that had a predictive accuracy rate in excess of 90% with low false positive and false negative rates. Our classifier identified 15 genes that are the most important for the performance of our prediction model. Out of the 15 top predictors our process identified, 10 could be connected to the known mechanisms of platinum resistance. This finding serves as a critical check on the results generated by expression analysis. It also presents a picture of resistance mechanisms employed in patient population.

We believe that this process is repeatable and represents a typical result selected from many dozens of runs with different sets of patients. We also believe that Picoplatin would have similar response characteristics as other platinum-based compounds and that our planned Phase II trials will enable us to build genomic classifiers with similar predictive performances to the results we described above.

Picoplatin Source of Supply

We do not have any manufacturing facilities or personnel. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates (initially only Picoplatin) undergoing preclinical and clinical testing, as well as for commercial manufacture in the event that our product candidates receive marketing approval. We entered into an agreement with Heraeus Precious Metals GmbH & Co. (or Heraeus) on April 27, 2015 for the manufacture of the active pharmaceutical ingredient (or API) of Picoplatin for use in its clinical studies and for commercial purposes. We entered into an agreement with Baxter Oncology GmbH (or Baxter) on August 26, 2015 for the bulk production and distribution of Picoplatin finished drug product for clinical and commercial use. We will be required to have completed the production of three batches of finished drug product for testing for our planned submission of an application for registration of medicine in the Russian Federation in the fourth quarter of 2016.

We believe that there are other contract manufacturers with the capacity to manufacture and formulate the Picoplatin finished drug product and to synthesize the Picoplatin active pharmaceutical ingredient. However, seeking out alternative manufacturers or formulators may result in significant increased costs and may delay the drug development and commercialization process. Both of these manufacturers have worked with Picoplatin in the past and have familiarity with the manufacturing and formulating process with respect to Picoplatin.

Heraeus Agreement

Heraeus is expected to be the sole supplier of Picoplatin substance for our clinical trials. The API clinical supply agreement with Heraeus has a 7 year term and will continue unless terminated by us and/or Heraeus as follows: (i) by mutual agreement of the parties; (ii) by us, if there is a material breach by the other party that remains uncured; (iii) by us, in the event of insolvency or bankruptcy of Heraeus; or (iv) by either party, upon 15 days’ written notice.

Manufacturing services under the Heraeus clinical supply agreement are provided on a purchase order, fixed-fee basis (other than the cost of the drug product which is based upon the market price at the time of the receipt of a purchase order by Heraeus pursuant to a schedule set forth in the agreement). We believe will have sufficient supply to complete our anticipated clinical trials. We expect to have made and have received substantially all of our drug product purchases by the beginning of the third quarter of 2016.

Baxter Agreement

Baxter is expected to be the sole supplier of finished drug product for our clinical trials. The Baxter clinical supply agreement has a term of 7 years unless terminate by us and/or Baxter as follows: (i) by mutual agreement of the parties; (ii) by either party, if there is a material breach by the other party that remains uncured; or (iii) by either party, in the event of insolvency or bankruptcy of the other party.

Upon termination of the agreement, we are obligated to repay Baxter for the purchase and set-up of any equipment that we specifically order in connection with the agreement and any outstanding firm purchase orders of the finished drug product. As in the case of the agreement with Heraeus, manufacturing services under the Baxter clinical supply agreement are provided on a purchase order, fixed-fee basis pursuant to a schedule set forth in the agreement. We believe we will have a sufficient supply to complete our anticipated clinical trials. We expect to have made and have received substantially all of its drug product purchases by the beginning of the third quarter of 2016.

Patents and Proprietary Rights

It is our policy to aggressively protect our proprietary technologies. As a result of the Assignment Agreement, we own the Picoplatin patent portfolio developed by Poniard (which we refer to as the Poniard Patents). We also have licensed rights to United Stated and foreign patents and patent applications that cover many aspects related to Picoplatin. We hold an exclusive worldwide license granted from Genzyme for patents and patent applications (which we refer to as the Genzyme Patents) for the development and commercialization of Picoplatin (we refer to such license as the Genzyme License). Between the owned Poniard Patents and the Genzyme License, we have rights to more than 43 patents and 33 patent applications. Our Picoplatin portfolio includes United States and foreign patents and patent applications related to (i) the Picoplatin product, (ii) Picoplatin combination products, (iii) Picoplatin formulations, (iv) methods of treatment and (v) methods of manufacture.

Genzyme retains the right to prosecute patent applications and maintain all licensed Genzyme Patents, and we are required to reimburse such expenses. We have the right to sue any third party infringers of the patents under the Genzyme License. If we do not file suit, Genzyme, in its sole discretion, has the right to sue the infringer at its own expense.

The Genzyme License may be terminated by either us or Genzyme if either party breaches its obligations under the terms of the agreement, or if the other party files a petition for bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. We may terminate the Genzyme License at any time upon prior written notice to Genzyme. If not earlier terminated, the Genzyme License will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country due to expire in 2021 (unless extended) or (ii) fifteen (15) years after first commercial sale of the licensed product in that country.

Picoplatin Combination Product Patents

Our Picoplatin portfolio also includes 3 patents and 6 patent applications that cover Picoplatin in combination with other non-platinum chemotherapeutics. We believe that the combination product patents provide effective levels of protection as the Picoplatin product patents will typically be used in combination with other non-platinum chemotherapeutics, such as 5FU and leucovorin.

The Picoplatin combination patents originated with International Patent Publication WO 2001/87313, filed on May 10, 2001. WO 2001/87313 was subsequently nationalized in numerous foreign countries and any patent originating therefrom will expire in 2021. In the United States, application 10/276,503 is currently being prosecuted to cover the Picoplatin combination. A patent issuing in the United States covering the Picoplatin combination is potentially eligible for patent term extension for up to an additional five years as a result of regulatory review by the FDA (See “Patent Term Extension” below). Patents covering the Picoplatin combination have been issued in Russia and Mexico.

Methods of Manufacture Patents

Our Picoplatin portfolio also includes 7 patents and 10 patent applications that cover particular methods of manufacturing Picoplatin products. The initial Picoplatin manufacturing patents originated in the United States with U.S. Patent Application 09/547,074 and internationally with Internal Patent Publication WO 2000/061590. In the United States, U.S. Patent 6,518,428 covers a specific process of manufacturing a Picoplatin complex and expires April 11, 2020. The 6,518,428 patent is potentially eligible for patent term extension for up to an additional five years as a result of regulatory review by the FDA (See “Patent Term Extension” below). Internationally, additional patents covering the manufacturing of Picoplatin products have been issued in numerous European Union countries, Australia, Canada, India and South Korea. Additional methods of manufacturing Picoplatin products are covered by Internal Patent Publication WO 2010/144827, which is currently being prosecuted in Australia, Canada, China and South Korea. Any patent issuing from WO 2010/144827 would expire in 2030.

In countries with method of manufacture patents, there is protection against the same methods being performed to manufacture Picoplatin products. There is also protection against the importation of Picoplatin being imported from another country whether the products were made using the same methods. The method of manufacture patents may provide effective protection because regulatory authorities, such as the FDA, may require a potential generic entry to be manufactured using the same methods as the reference product.

Picoplatin Formulation Patents

Our Picoplatin portfolio also includes 1 patent and 13 patent applications that cover various stabilized formulations of Picoplatin. The stabilized formulations include oral and intravenous formulations of Picoplatin. The Picoplatin formulation patents originate from Internal Patent Publications WO 2008/097658, WO 2008/097661 and WO 2009/032034 and will expire in 2028. Patent applications related for Picoplatin formulations are currently being prosecuted in additional countries, including the United States (U.S. Patent Applications 13/587,711 and 14/121,154), Canada, China, India, Israel and South Korea. A patent covering Picoplatin formulations has been issued in Ukraine (UA Patent 100508) and patent applications.

Methods of Treating Colorectal Cancer Patents

Our Picoplatin portfolio also includes 4 patents that cover a treatment regimen using Picoplatin for treating CRC. The Picoplatin treatment method involves the administration of Picoplatin, 5-FU, and leucovorin. The CRC-related Picoplatin patents consist of U.S. Patents 8,168,661, 8,168,662, 8,173,686 and

8,178,564, which will expire in 2027. One of the CRC-related Picoplatin patents is potentially eligible for patent term extension for up to an additional five years as a result of regulatory review by the FDA (see “Patent Term Extension” below).

Methods of Treating Small Cell Lung Cancer Patents

Our Picoplatin portfolio also includes 4 patent applications that cover a treatment regimen using Picoplatin for treating SCLC. The Picoplatin treatment method involves the administration of Picoplatin to patients with refractory SCLC. The SCLC patent applications include U.S. Patent Application 13/849,196. Any SLCL patent that is issued in the United States will expire on November 5, 2027, and is potentially eligible for patent term extension for up to an additional five years as a result of regulatory review by the FDA (See “Patent Term Extension” below). SCLC patent applications are being pursued in foreign countries through the nationalization of WO 2011/109752, including Canada and South Korea.

Patent Term Extension

A number of additional potential avenues exist which may further extend our Picoplatin patent protection and exclusivity. In the United States, patent term extension (or PTE) is available to restore patent term that is lost due to pre-market approval requirements of the FDA for a new drug product that has not been previously approved. In addition, since Picoplatin has not been previously approved for marketing in the United States, Picoplatin may qualify for new chemical entity data exclusivity, under which the FDA bans, for a period of time, submissions of applications from competitors based on published data or Abbreviated New Drug Applications for a drug containing the same active agent. Certain patent term restoration procedures and marketing exclusivity rights also may be available for qualifying drug products in the European Union or individual foreign countries. We intend to evaluate the availability of these mechanisms for extending the patent term and marketing exclusivity for Picoplatin on an individual regional or country basis. We cannot be certain that we will be successful in any efforts to extend the term of any patent relating to Picoplatin or that Picoplatin will be granted additional marketing exclusivity rights in the United States or abroad.

In the United States, PTE is available for patents that claim the new drug product, method of using the new drug product for treatment or method of manufacturing the new drug product. For combination products containing multiple active ingredients, the combination product is available for PTE if any one active ingredient has not been previously approved. In order to be eligible for PTE, the patent in question must not have expired before the application for PTE has been submitted, with submission being within 60 days of the FDA approving the NDA for the new drug product. The term of only 1 U.S. patent may be extended by one-half of the amount of time of the FDA review period with a reduction for any period of time where there is a failure to exercise due diligence. The total market exclusivity time of the drug product cannot exceed 14 years, regardless of how much time was lost to clinical testing and regulatory review, and the total time of extension cannot exceed 5 years. Interim PTE is available if the patent will expire before product approval by filing an application for interim extension between six months and fifteen days before patent expiration. Each interim PTE extends the term of a patent for up to one year, with a total of 5 requests for interim PTE being available.

Orphan Drug Exclusivity

The FDA designated Picoplatin as an orphan drug for the treatment of SCLC under the provisions of the Orphan Drug Act, which potentially entitles us to exclusive marketing rights for Picoplatin in the United States for seven years following market approval. In addition, the European Commission has designated Picoplatin as an orphan medicinal product for the treatment of SCLC in the European Union, which potentially entitles us to exclusive marketing rights for Picoplatin in the European Union for ten years following market approval.

Development of Future Intellectual Property

We intend to develop additional inventions arising from our drug discovery program and intend to file additional patent application in the United States and foreign countries to protect future commercialization efforts.

We believe our genomics technology will enable us to identify novel genomic or expression signatures that will allow effective selection of patients for treatment with Picoplatin or other therapeutic agents. While recent holdings by the U.S. Supreme Court may make it difficult to obtain patents on diagnostic patents based on the identify genetic signatures, we believe that patent protection continues to be available in the United States for any patent directed to a method of treating a genetically-defined group of patients.

We will also pursue patent protection for any discoveries that are made during past or future clinical trials. Based on its review of the data from the clinical trials previously conducted by Poniard using Picoplatin for different forms of cancer therapy, we believe that additional patent protection may be obtained. We are currently evaluating the potential scope of patent claims that may be obtained.

Competition

The competition for development of cancer therapies is worldwide and substantial. There is intense competition from biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research and development activities similar to ours in the United States and abroad. We have developed potential registration strategies for Picoplatin in CRC, head and neck, prostate, ovarian and SCLCs. If approved, Picoplatin will be competing with existing treatment regimens, as well as emerging therapies for these indications and other platinum-based therapeutics. Large biotechnology and pharmaceutical companies, including Abbott Laboratories, Amgen, Inc., AstraZeneca PLC, Baxter Healthcare, Bayer Healthcare, Bristol-Myers Squibb Company, Eli Lilly and Company, Genentech, Inc., GlaxoSmithKline PLC, Merck & Co., Inc., Nippon Kayaku Co. Ltd., Novartis, Pfizer Inc., and Sanofi are marketing and/or developing therapeutics in late-stage clinical trials for the treatment of one or more of these indications or platinum agents for the treatment of cancer. Multiple biotechnology companies are engaged in clinical trials for the treatment of one or more of these indications and other platinum-based therapeutics, including Access Pharmaceuticals Inc., Ascenta Therapeutics, Inc., ImmunoGen, Inc., Ipsen Group, Meabco A/S, MolMed S.p.A., Onyx Pharmaceuticals Inc., PharmaMar (Zeltia Group), Regulon, Inc., Simcere Pharmaceutical Group and Synta Pharmaceuticals Corp. If we or a potential partner were to seek to expand the use of Picoplatin into other oncology indications, we will be facing additional competition from major pharmaceutical companies, biotechnology companies, research institutions and government agencies.

Most of our potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources, and are better equipped, to develop, manufacture and market competing products. Further, such potential competitors may have, or may develop and introduce, new products that would render Picoplatin less competitive, uneconomical or obsolete.

Our ability to commercialize Picoplatin and to compete effectively will depend in large part on:

•	our ability to meet all necessary regulatory requirements and to advance Picoplatin through the approval processes of the FDA and foreign regulatory health authorities in a timely manner;
•	the perception by physicians and other members of the health care community of the safety, efficacy and benefits of Picoplatin compared to those of competing products or therapies;
•	our ability to acquire Picoplatin API and finished drug product on a commercial scale;
•	timing of market introduction;
•	the effectiveness of the sales and marketing efforts by us and/or any pharmaceutical company in which we enter a strategic partnership;
•	the willingness of physicians to adopt new or modified treatment regimens using Picoplatin and to embrace the use of our genomic technology to be used in connection with treatment regimens with Picoplatin;
•	our ability to secure third party reimbursement for Picoplatin;
•	the price of Picoplatin relative to competing products; and
•	our ability to develop a commercial and sales infrastructure, either on its own or with a collaborator, which would include the development of a distribution network and other operational and financial systems necessary to support the increased scale of activities.

We believe that competition among products approved for sale will be based, among other things, on product safety, efficacy, reliability, extent of adverse side effects, time to market, availability, third party reimbursement, price and patent position. Our competitiveness also will depend on our ability to advance our product candidates, license additional technology, maintain a proprietary position in its technologies and product candidates, obtain required government and other approvals on a timely basis, attract and retain key personnel, and enter into collaborative or other arrangements that enable us and any strategic partners to develop effective products that can be manufactured cost-effectively and marketed successfully.

Government Regulation and Product Testing

The FDA and comparable regulatory health authorities in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, marketing and distribution of drugs. These health authorities and other federal, state, local and foreign entities regulate research and development activities and the testing, manufacture, quality control, safety, storage, record-keeping, approval, advertising and promotion of Picoplatin and any other future drug candidates. Product development and approval within these regulatory frameworks take a number of years to accomplish, if at all, and involve the expenditure of substantial resources.

U.S. Government Regulation

In the United States, drugs and biologics are subject to regulation by the FDA under the Federal Food, Drug and Cosmetic Act of 1976, as amended, and implementing regulations. The process required by the FDA before Picoplatin and any other future drug candidates may be marketed in the United States generally involves the following:

•	completion of extensive preclinical laboratory tests, in vivo preclinical studies and formulation studies;
•	submission to the FDA of an Investigational New Drug Application, (or IND), which must become effective before clinical trials can commence;
•	performance of properly designed and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;
•	submission of an NDA to the FDA; and
•	FDA review and approval of the NDA prior to any commercial sale or shipment of the drug.

In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with and inspected by the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with current Good Manufacturing Practice, or cGMP, regulations which are enforced by the FDA through its facilities inspection program for biologics, drugs and devices. To supply products for use in the United States, foreign manufacturing establishments must also comply with cGMP regulations and are subject to periodic inspection by the FDA or by corresponding regulatory health authorities in such countries under reciprocal agreements with the FDA.

Nonclinical studies include laboratory evaluation of product chemistry and formulation, as well as animal studies, to assess the potential safety and efficacy of the proposed product. Preclinical safety testing must be conducted by laboratories that are in compliance with the FDA regulations regarding Good Laboratory Practice. The results of the preclinical studies are submitted to the FDA as part of an IND and are reviewed by the FDA prior to commencement of clinical trials. Unless the FDA provides comments to an IND, the IND will become effective 30 days following its receipt by the FDA. Submission of an IND does not assure FDA authorization to commence clinical trials or to allow clinical studies to continue once initiated.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with the FDA’s Protection of Human Subjects regulations and Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be conducted under the auspices of an independent Institutional Review Board, or IRB, at the institution where the study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the drug is tested for:

•	safety (adverse effects);
•	dosage tolerance;
•	pharmacokinetics (how the body processes the drug); and
•	clinical pharmacology (how the drug works in the body).

In Phase II, a limited patient population is studied to:

•	determine the efficacy of the drug for specific, targeted indications;
•	determine the dosage tolerance and optimal dosage; and
•	identify possible adverse effects and safety risks.

If a compound is found to have potential activity in a disease or condition and to have an acceptable safety profile in Phase II clinical trials, Phase III clinical trials are undertaken to further evaluate clinical activity and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. Often, Phase IV (post-marketing) studies are required by the FDA in order to gain more data on safety and efficacy of a drug after it has transitioned into general medical practice.

With respect to Picoplatin or any proposed products subject to clinical trials, there can be no assurance that Phase I, Phase II or Phase III studies will be completed successfully within any specific time period, if at all. Clinical studies are inherently uncertain, and future clinical trials may not confirm the results achieved in earlier clinical or preclinical trials. If Picoplatin is not shown to be safe and effective, we will not be able to obtain the required regulatory approvals for commercial sale of that product. Furthermore, we or the FDA may suspend clinical trials at any time if it is determined that the subjects or patients are being exposed to an unacceptable health risk.

The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of an NDA for approval of the marketing and commercial shipment of the drug. The testing and approval processes are likely to require substantial cost, time and effort, and there is no assurance that approval will be granted on a timely basis, or at all. The FDA may deny an NDA if applicable regulatory criteria are not satisfied, may require additional testing or information, or may require post-market testing and surveillance to monitor the safety of the product. If regulatory approval is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. The FDA may withdraw product approvals if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for NDA approval is the requirement that the prospective manufacturers’ quality control and manufacturing procedures conform to cGMP regulations. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money and effort in the areas of production and quality control to ensure full technical compliance.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, or REMS, and surveillance to monitor the effects of an approved product, or FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with FDA subjects entities to periodic unannounced inspections by FDA, during which the Agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Foreign Regulation

In addition to regulation in the United States, we will be subject to a variety of foreign regulations governing clinical trials and will be subject to foreign regulations with respect to commercial sales and distribution of Picoplatin and any proposed future products. Whether or not we obtain FDA approval for a product, we must obtain approval to conduct a clinical trial of a product by comparable regulatory health authorities of foreign countries before we can commence clinical trials or we must obtain an approval of a product before we can commence marketing of the product in those counties. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country.

Under the European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. For oncology products, a centralized procedure is required. It provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the application and assessment report, each member state must decide whether to recognize approval.

Under Russian regulatory requirements, in order to commence any clinical study we must obtain regulatory (Ministry of Health) approval for every particular study. The timelines to obtain such approval are typically not be less than 2 months but may be up to 4 months from the time of application submission. To obtain registration of new medicine from Ministry of Health (like marketing authorization in the U.S.), a drug product manufacturer must obtain GMP certification from Russian regulatory authorities. New regulatory procedures for the performance of such inspections by Russian regulatory authorities are expected to be implemented during 2016, but the particular rules and requirements for application have not been published and may have significant impact on our goals in Russia, including registration application submission. We may be required to wait for an inspection of our manufacturer’s facility until we are permitted to submit an application for registration of Picoplatin for medical use in Russia.

Coverage and Reimbursement

Sales of pharmaceutical products depend significantly on the extent to which coverage and adequate reimbursement are provided by third-party payors. Third-party payors include state and federal government health care programs, managed care providers, private health insurers and other organizations. Although we currently believe that third-party payors will provide coverage and reimbursement for our product candidates, if approved, we cannot be certain of this. Third-party payors are increasingly challenging the price, examining the cost-effectiveness, and reducing reimbursement for medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. We may need to conduct expensive clinical studies to demonstrate the comparative cost-effectiveness of our products. The product candidates that we develop may not be considered cost-effective and thus may not be covered or sufficiently reimbursed. It is time consuming and expensive for us to seek coverage and reimbursement from third-party payors, as each payor will make its own determination as to whether to cover a product and at what level of reimbursement. Thus, one payor’s decision to provide coverage and adequate reimbursement for a product does not assure that another payor will provide coverage or that the reimbursement levels will be adequate. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

Employees

As of the date of this prospectus, we had seven full-time employees and 3 consultants that work with us. Of these full-time employees, two hold Ph.D. degrees, two hold a medical doctor degree, and two hold a J.D. and M.B.A. degree. Of the total full-time employees, two employees are engaged in regulatory and clinical activities and five are in general administration. We consider our relations with employees to be good. None of our employees are covered by a collective bargaining agreement. We believe that its current workforce is sufficient to execute its business plan for the next year and will hire additional employees and/or consultants as needed.

Properties

We currently lease our principal executive office, consisting of approximately 800 square feet of office space located at 495 Post Road East, Westport, Connecticut, pursuant to a lease that expires on December 31, 2016 and is cancelable upon 30 days prior notice. We also currently lease 630 square feet of space in Moscow, Russian Federation under a one year lease which expired on April 30, 2016 and was extended through March 31, 2017. The monthly rent for our office space are approximately $2,600 in the aggregate. We believe that our office facilities are in good condition and are adequate for their present uses.

Legal Proceedings

As of March 31, 2016, we are not a party to any legal proceedings.

Changes in and Disagreements with Accountants

Marcum LLP serves as our independent registered accounting firm for the fiscal year 2015 and 2014. The audit reports of Marcum on our consolidated financial statements for the year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that such reports were qualified as to our ability to continue as a going concern.

During our fiscal year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference to the subject matter of such disagreements in connection with its reports on our consolidated financial statements for such years.

There were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, during our fiscal year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014.

Corporate Background

We were organized as a corporation under the laws of the State of Delaware in May 2015. Our principal executive office is located at 495 Post Road East, Westport, Connecticut 06880, and our phone number is (203) 557-6254.

MANAGEMENT

Set forth below is information regarding our current directors and executive officers. Each director holds his office until he resigns or is removed and his successor is elected and qualified.

Name	Age	Position
Michael Fonstein, PhD.	56	Chief Executive Officer and Director
Randy S. Saluck, JD, MBA	50	Chief Financial Officer, Chief Strategic Officer and Secretary
Ekaterina Nikolaevskaya, PhD	55	Chief Operating Officer and Director
Dmitry Prudnikov, MD	52	Chief Medical Officer and Director
Teddy Scott Jr., JD	49	Chief Intellectual Property Officer
Daniel Perez, MD(1)(2)	67	Chairman of the Board
Douglas G. Watson(1)(2)	71	Director
Rick Stevens, PhD(2)(3)	55	Director
Michael Yomtov(1)(3)	46	Director

(1)	member of the audit committee
(2)	member of the compensation committee
(3)	member of nominating and corporate governance committee

There are no family relationships between any of our directors or executive officers.

Dr. Michael Fonstein is a co-founder of our company and has been our Chief Executive Officer since our inception in May 2014. From 2003 to 2013, Dr. Fonstein was the Chief Executive Officer and a Director of Cleveland Biolabs, Inc., a publicly-traded healthcare company that he co-founded which has been focused on the development of oncology and anti-radiation syndrome products. From 2012 to 2014, he was the Chief Executive Officer and President of Panacela Labs, Inc., a subsidiary of Cleveland Biolabs and a company focused on developing several oncology compounds. From 1997 to 2003, he was Chief Executive Officer and President of Integrated Genomics, Inc., a company that he founded. Integrated Genomics was a pioneer in providing genomic sequencing and research for a number of research-oriented healthcare companies. Prior thereto, he was the founder and Director of the DNA Sequencing Center at the University of Chicago from its creation in 1994 until 1998, where he became a recognized expert and pioneer in genomics and published numerous papers in top peer-reviewed scientific journals and where he sequenced over 40 bacterial and fungal genomes. From 1994 to 1998, Dr. Fonstein was an assistant professor of molecular genetics and cell biology at the University of Chicago. Dr. Fonstein received a master’s degree from the Biological Department of Moscow University in 1981 and received a PhD in Microbial Genetics at VNIIGenetika (Institute of Genetics and Selection of Industrial Microorganisms). Dr. Fonstein has supervised the development, human drug trials and the FDA approval process for multiple drug candidates and developed a leading bioinformatics program and has generated substantial governmental grant fund and contracts with leading pharmaceutical and chemical companies.

Randy S. Saluck, JD, MBA is our Chief Financial Officer, Chief Strategic Officer and Secretary. He joined our company in February 2015. From 2005 to 2015, Mr. Saluck was the managing member and portfolio manager of Mortar Rock Capital Management, LLC, a private investment firm. Since February 2016, Mr. Saluck has served as a member of the Board of Directors of Convexity Scientific LLC, a private medical device company. From 2012 to 2016, Mr. Saluck served as a member of the Board of Directors and a member of the Audit Committee for Cleveland Biolabs, Inc., a publicly-listed healthcare company focused on the development of oncology and anti-radiation syndrome products. In July 2016, Mr. Saluck was reappointed to the Board of Directors of Cleveland Biolabs, Inc. to fill a vacancy and sits on its audit committee as chairman. From 2002 to 2005, Mr. Saluck was a portfolio manager at Meisenbach Capital Management, LLC, a private investment firm. From 1998 to 2002, Mr. Saluck worked as a junior partner and senior analyst for private investment firms. From 1997 to 1998, Mr. Saluck was an investment banking associate for Salomon Brothers Inc, focusing on mergers and acquisitions. Prior thereto Mr. Saluck was a corporate attorney for Cahill Gordon & Reindel and Blank Rome Tenzer, focusing on equity and debt financings, mergers and acquisitions, corporate restructurings and other corporate and securities matters. Mr. Saluck has a Bachelor’s Degree from the University of Pennsylvania, a J.D. from the University of Virginia School of Law and an

MBA from the Wharton School of the University of Pennsylvania, with a concentration in Finance and Accounting and where he served as the Chairman of the Wharton Ethics Committee.

Ekaterina E. Nikolaevskaya a co-founder of our company has been our Chief Operating Officer of our company since our inception in May 2014. From 2011 to 2015, she was the Chief Executive and Chief Operating Officer of Panacela Labs, LLC, a subsidiary of Panacela Labs, Inc., and a company focused on the development of several oncology drug compounds. From 2012 she was also a co-founder and Chief Operating Officer of FNP Clinical LLC, a contract research organization. From 2007 to 2012, she was the Chief Operating Officer of Prudentas LLC, a contract research organization. From 2000 to 2007, she was the Senior Project Manager for ClinStar Europe LLC, a U.S. contract research organization with operations in Russia and Ukraine. From 1984 to 1998, she was a Senior Research Manager at the VNIIGenetika (Institute of Genetics and Selection of Industrial Microorganisms) where she focused on genetic engineering research in the field of amino acid operons regulations and amino acid producers. Ms. Nikolaevskaya graduated from the Moscow Institute of Fine Chemical Technology with a Master’s Degree in chemical engineering in 1984 with a specialization in chemical synthesis of biologically active compounds.

Dmitry Prudnikov is a co-founder of our company has been our Chief Medical Officer since our inception in May 2014. From 2011 to 2014, Dr. Prudnikov was the VP Scientific & Regulatory for Panacela Labs Inc., a subsidiary of Cleveland Biolabs and a company focused on the development of several oncology drug compounds. From 2012 to 2014, Dr. Prudnikov was the Executive Director of BioLabs612 LLC, an affiliate of Panacela and also focused on developing drug compounds focused on oncology. He was also the Chief Executive Officer of FNP Clinical LLC, a contract research company, during the same time period. From 2007 to 2012, he was the Chief Executive Officer of Prudentas LLC a contract research organization. From 2002 to 2007, Dr. Prudnikov held several upper level management positions at ClinStar, a contract research organization, and from 1997 to 2002, Dr. Prudnikov held senior positions at Janssen Pharmaceutica, a contract research companies research organization and a division of Johnson and Johnson. Dr. Prudnikov graduated with MD degree from Smolensk State Medical Academy in the Russian Federation.

Teddy Scott, Ph.D., is our Chief Intellectual Property Counsel, a position he has held since our inception in May 2014. Since February 2015, Dr. Scott has served as the Chief Executive Officer of PharmaCann LLC, a private company operating in the medical marijuana industry. Prior to joining PharmaCann, Dr. Scott was a shareholder at the national law firm of Polsinelli PC. While at Polsinelli, Dr. Scott was a patent attorney and also the co-chair of the Emerging Enterprises practice focusing on businesses in the pharmaceutical, biotechnology, medical device, medical diagnostic and information technology industries. Dr. Scott received a J.D. from Northwestern University Law School, a Ph.D in Molecular Biophysics from the University of Texas Southwestern Medical Center, and a B.S. In Biochemistry from Texas Tech University.

Dr. Daniel Perez has been a director of our company since April 2015. He is the President, CEO and Chairman of the Board of Naia Limited, a Cayman Islands based, world-wide drug development company. Dr. Perez was a Venture Partner at Bay City Capital until September 2014. Before that, Dr. Perez was President and CEO of Berlex Biosciences (US arm of Schering AG) where he led the research and development efforts in the US as well as leading groups in Berlin (Germany) and Osaka (Japan), initiated multiple human clinical trials, and oversaw the execution of numerous collaborations, licensing deals, spin-outs and acquisitions, until leaving the company in 2006, upon its acquisition by Bayer. Dr. Perez is on the Board of Directors of Presidio Pharmaceuticals, Celtaxsys (private companies), the Scientific Advisory Boards of Cardium (a public company, CDTP, CXM), the Investment Board of Glaxo GSK, China and the President’s Council for the Gladstone Institutes at the University of California, San Francisco (UCSF). He was a member of the Board of Directors of BayBio, Cleveland Biolabs (a public company, CBLI) and Hyperion Therapeutics (Nasdaq, HPTX), recently acquired by Horizon Pharma. Dr. Perez received his medical degree in Buenos Aires, Argentina and completed his medical training at Beth Israel-Mount Sinai in New York City, as well as a fellowship in rheumatology and immunology at New York University (NYU). He joined the faculty at New York University (NYU) as an Assistant Professor of Medicine and was recruited to the University of California, San Francisco (UCSF) in 1980. Dr. Perez was in the faculty at UCSF, as a Professor of Medicine, before joining industry in 1993. Dr. Perez has published extensively, has been elected to multiple scientific societies and nominated to the National Academy of Sciences.

Douglas G. Watson has been a director of our company since February 2016. He is the founder of Pittencrieff Glen Associates, a corporate leadership consulting firm which was established in June 1999. Prior to this, he was President and Chief Executive Officer of Novartis Corporation, the US subsidiary of Novartis A.G. Mr. Watson’s career spanned 33 years with J.R. Geigy Ltd., Ciba-Geigy Corporation and Novartis, during which time he held a variety of positions in the United Kingdom, Switzerland and the United States. From 1986 to 1996, he was President of Ciba US Pharmaceuticals Division of Ciba-Geigy Corporation, when he was appointed President and Chief Executive Officer of Ciba-Geigy Corporation. During this ten year period, Mr. Watson was an active member of the Pharmaceutical Research & Manufacturers Association (PhRMA) board in Washington, DC. Mr. Watson became President and Chief Executive Officer of Novartis Corporation in 1997 upon the merger of Ciba-Geigy and Sandoz. Mr. Watson elected to take early retirement from Novartis in May 1999. Mr. Watson also serves as the Chairman of OraSure Technologies, Inc. (NASDAQ:OSUR), a developer of oral fluid diagnostics and collection devices. Prior board memberships include Engelhard Corporation, Summit Bank Corporation, Novartis Corporation, Wright Medical Group Inc. (NASDAQ: WMGI), BioMimetic Therapeutics Inc., Delcath Systems Inc. (NASDAQ:DCTH), Dendreon Corporation, InforMedix Inc., Javelin Pharmaceuticals Inc., Genta Inc. and Bionor Immuno AS. He is a former member of the board of the Freedom House Foundation, a former member of the board of the American Liver Foundation, and a former member of the Advisory Council of the New York Floating Hospital. Mr. Watson holds an MA degree in pure mathematics from Churchill College, Cambridge University, and is a member of the Chartered Institute of Management Accountants.

Rick Stevens has been a director of our company since April 2015. He is the Associate Laboratory Director for Computing, Environment and Life Sciences for Argonne National Laboratory, a world-renowned multi-disciplinary science and engineering research center with a budget in excess of $750 million and over 3,400 total employees and 1,400 scientists. Argonne is managed for the U.S. Department of Energy’s Office of Science. Mr. Stevens has been at Argonne since 1982 where he has served as the director of its Mathematics and Computer Science Division and Associate Laboratory Director for Physical, Biological and Computing Sciences. He is currently also the leader of Argonne’s Petascale Computing Initiative. From 2000 to 2004, Mr. Stevens also served as the Director of the National Science Foundation’s Teragrid project and from 1997 to 2001 as the Chief Architect for the National Computational Science Alliance. He is a Professor of Computer Science and a Senior Fellow of the Computation Institute at the University of Chicago and Professor at the University of Chicago Physical Sciences Collegiate Division. Mr. Stevens has a Bachelor’s Degree in 1984 in Applied Mathematics and Philosophy from the Western University Macomb, IL.

Michael Yomtov has been a director of our company since December 2014. Since 2002, Mr. Yomtov has been an Investment Banker at Palladium Capital Advisors and an advisor to Eagle Advisers. Previously, Mr. Yomtov worked for MH Meyerson, a New York based investment banking firm from 1996 to 2002. In that capacity he managed assets for high net worth individuals, including pension assets and participated in a number of IPO deals, helping raise working capital for start-up companies. From 1994 to 1996 Mr. Yomtov worked for Smith Barney, where he managed retail accounts for high net worth individuals, helped clients structure portfolios and performed both fundamental and technical research. Mr. Yomtov has helped numerous companies in the Biotech and Telecom industries to raise capital.

Board Committees and Director Independence

Director Independence

Of our current directors, we have determined that Messrs. Perez, Watson, Stevens, and Yomtov are “independent” as defined by applicable rules and regulations. Accordingly, a majority of our Board of Directors is “independent.”

Board Committees

Our Board of Directors has established three standing committees — Audit, Compensation, and Nominating and Corporate Governance. All standing committees operate under a charter that has been approved by our Board of Directors.

Audit Committee

Our board of directors has an Audit Committee, composed of Messrs. Watson, Perez and Yomtov, who are each independent directors as defined in accordance with section Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market. Mr. Watson serves as chairman of the committee. The board of directors has determined that Mr. Watson is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Our Audit Committee oversees our corporate accounting, financial reporting practices and the audits of financial statements. For this purpose, the Audit Committee has a charter (which will be reviewed annually) and performs several functions. The Audit Committee:

•	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor and engages such independent auditor;
•	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services and approves in advance any non-audit service and fees therefor to be provided by the independent auditor;
•	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
•	reviews the financial statements to be included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;
•	oversees all aspects of our systems of internal accounting and financial reporting control and corporate governance functions on behalf of the board; and
•	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the board, including compliance with requirements of Sarbanes-Oxley and makes recommendations to the board of directors regarding corporate governance issues and policy decisions.

The Audit Committee has a charter, which will be reviewed annually.

Compensation Committee

Our board of directors has a Compensation Committee composed of Messrs. Perez, Watson and Stevens, each of whom are independent in accordance with rules of the NASDAQ Stock Market. Mr. Perez serves as the chairman of the committee. Our Compensation Committee reviews or recommends the compensation arrangements for our management and employees and also assists the board of directors in reviewing and approving matters such as company benefit and insurance plans, including monitoring the performance thereof. The Compensation Committee has a charter, which will be reviewed annually.

Nominating and Corporate Governance Committee

Our board of directors has a Nominating and Corporate Governance Committee composed of Messrs. Messrs. Stevens and Yomtov, respectively, each of whom are independent in accordance with rules of the NASDAQ Stock Market. Mr. Yomtov serves as the chairman of the committee. The Nominating and Corporate Governance Committee is charged with the responsibility of reviewing our corporate governance policies and with proposing potential director nominees to the board of directors for consideration. The Nominating and Corporate Governance Committee has a charter which is reviewed annually. The Nominating and Corporate Governance Committee will consider director nominees recommended by security holders.

Code of Business Conduct and Ethics and Insider Trading Policy

In June 2016, our Board of Directors adopted a Code of Ethical Conduct and an Insider Trading Policy.

EXECUTIVE COMPENSATION

The following table sets forth all compensation paid to our named executive officers at the end of the fiscal year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and our most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended December 31, 2015.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael Fonstein, PhD. Chief Executive Officer	2015	$251,000		$				$	$250,665
	2014	$0							$0
Randy S. Saluck, JD, MBA Chief Financial, Chief Strategic Officer and Secretary	2015	$98,000		$				$	$98,000
	2014	$0						$	$0

Ekaterina Nikolaevskaya Chief Operating Officer	2015	$125,801		$				$	$125,801
	2014	$0						$	$0
Dmitry Prudnikov, MD Chief Medical Officer	2015	$165,000							$165,083
	2014	$0							$0

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Except as set forth below, we currently have no written employment agreements with any of our officers, directors, or key employees.

Michael Fonstein, PhD., Chief Executive Officer.  In June 2016, we entered into an employment agreement with Dr. Fonstein which will be effective upon the consummation of the initial public offering. Pursuant to the terms of this employment agreement, Dr. Fonstein will be paid an annual base salary of $365,000 and will be considered for an annual bonus of up to 50% of the annual base salary based on the achievement of certain milestones that were approved by the Compensation Committee of our board of directors, including the consummation of this financing or a similar financing and the commencement of phase II clinical trials. In addition, upon the consummation of this offering, Dr. Fonstein will receive a one-time cash bonus of $81,900 and options to purchase [    ] shares of common stock. Our agreement with Dr. Fonstein has a three year term and is subject to automatic one year renewals unless we terminate the agreement on no less than ninety (90) days written notice. Our agreement with Dr. Fonstein may be terminated by us with or without Cause (as defined in the agreement) or by Dr. Fonstein voluntarily or with Good Reason (as defined in the agreement). If we terminate Dr. Fonstein’s agreement without Cause, or if he terminates the agreement with Good Reason (which includes a change in control of our company), we will be required to pay Dr. Fonstein a severance package which includes, among other items, a lump sum payment equal to 12 months of his annual compensation (24 months of his annual compensation if there is a change in control) and an acceleration of all unvested equity awards. Dr. Fonstein’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

Randy S. Saluck, JD, MBA., Chief Financial Officer, Chief Strategic Officer and Secretary.  In June 2016, we entered into an employment agreement with Mr. Saluck which will be effective upon the consummation of the initial public offering. Pursuant to the terms of this employment agreement, Mr. Saluck will be paid an annual base salary of $325,000 and will be considered for an annual bonus of up to 50% of the annual base salary based on the achievement of certain milestones that were approved by the Compensation Committee of our board of directors, including the consummation of this financing or a similar financing and the commencement of phase II clinical trials. In addition, upon the consummation of this offering, Mr. Saluck will receive a one-time cash bonus of $81,900 and options to purchase [    ] shares of common stock. Our agreement with Mr. Saluck has a three year term and is subject to automatic one year renewals unless we terminate the agreement on no less than ninety (90) days written notice. Our agreement with Mr. Saluck may be terminated by us with or without Cause (as defined in the agreement) or by Mr. Saluck voluntarily or with Good Reason (as defined in the agreement). If we terminate Mr. Saluck’s agreement without Cause, or if he terminates the agreement with Good Reason (which includes a change in control of our company), we will be required to pay Mr. Saluck a severance package which includes, among other items, a lump sum payment equal to 12 months of his annual compensation (24 months of his annual compensation if there is a change in control) and an acceleration of all unvested equity awards. Mr. Saluck’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

Ekaterina Nikolaevskaya, Chief Operating Officer.  In June 2016, we entered into an employment agreement with Dr. Nikolaevskaya which will be effective upon the consummation of the initial public offering. Pursuant to the terms of this employment agreement, Dr. Nikolaevskaya will be paid an annual base salary of $275,000 and will be considered for an annual bonus of up to 50% of the annual base salary based on the achievement of certain milestones that were approved by the Compensation Committee of our board of directors, including the consummation of this financing or a similar financing and the commencement of phase II clinical trials. In addition, upon the consummation of this offering, Dr. Nikolaevskaya will receive a one-time cash bonus of $54,690 and options to purchase [ ] shares of common stock. Our agreement with Dr. Nikolaevskaya has a three year term and is subject to automatic one year renewals unless we terminate the agreement on no less than ninety (90) days written notice. Our agreement with Dr. Nikolaevskaya may be terminated by us with or without Cause (as defined in the agreement) or by Dr. Nikolaevskaya voluntarily or with Good Reason (as defined in the agreement). If we terminate Dr. Nikolaevskaya’s agreement without Cause, or if she terminates the agreement with Good Reason (which includes a change in control of our company), we will be required to pay Dr. Nikolaevskaya a severance package which includes, among other items, a lump sum payment equal to 12 months of his annual compensation (24 months of his annual compensation if there is a change in control) and an acceleration of all unvested equity awards. Dr. Nikolaevskaya’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

Dmitry Prudnikov, MD, Chief Medical Officer.  In June 2016, we entered into an employment agreement with Dr. Prudnikov which will be effective upon the consummation of the initial public offering. Pursuant to the terms of this employment agreement, Dr. Prudnikov will be paid an annual base salary of $275,000 and will be considered for an annual bonus of up to 50% of the annual base salary, based on the achievement of certain milestones that were approved by the Compensation Committee of our board of directors, including the consummation of this financing or a similar financing and the commencement of phase II clinical trials. In addition, upon the consummation of this offering, Dr. Prudnikov will receive a one-time cash bonus of $54,690 and options to purchase [ ] shares of common stock. Our agreement with Dr. Prudnikov has a three year term and is subject to automatic one year renewals unless we terminate the agreement on no less than ninety (90) days written notice. Our agreement with Dr. Prudnikov may be terminated by us with or without Cause (as defined in the agreement) or by Dr. Prudnikov voluntarily or with Good Reason (as defined in the agreement). If we terminate Dr. Prudnikov’s agreement without Cause, or if he terminates the agreement with Good Reason (which includes a change in control of our company), we will be required to pay Dr. Prudnikov a severance package which includes, among other items, a lump sum payment equal to 12 months of his annual compensation (24 months of his annual compensation if there is a change in control) and an acceleration of all unvested equity awards. Dr. Prudnikov’s employment agreement contains customary confidentiality and intellectual property covenants and one-year post-termination non-competition and non-solicitation covenants.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

There we no option or stock awards granted by the company during the fiscal year ended December 31, 2015. As of February 1, 2016, we issued options to purchase 89,000 shares of our common stock to certain officers and directors of the Company. These options were issued prior to the adoption of our 2016 Equity Incentive Plan with an exercise price of $2.00.

2016 Equity Incentive Plan

On June 10, 2016, our board of directors adopted a 2016 Equity Incentive Plan for our Company. The holders of majority of our outstanding common stock approved such plan on June 10, 2016. An aggregate number of shares of our common stock equal to 20% of our issued and outstanding common stock following this offering (including any shares issued in this offering) are reserved for issuance under our 2016 Equity Incentive Plan. No options have been granted as of the date of this prospectus under our 2016 Equity Incentive Plan. The foregoing options shall vest ratably over a period of three years (on the first, second and third anniversaries of the agreement) subject to accelerated vesting upon a change of control of our Company.

Upon the consummation of this offering, certain officers and employees of the Company will be awarded incentive stock options (subject to vesting ratably over a period of three years) under the 2016 Equity Incentive Plan in an amount (in the aggregate) equal to three percent (3%) of the Company’s outstanding common stock following this offering. Our executive officers will receive a portion of the options granted as follows: Michael Fonstein, PhD. and Randy S. Saluck JD, MBA will each receive 27.3% of the options granted and Ekaterina Nikolaevskaya and Dmitry Prudnikov, MD will each receive 18.2% of the options granted. The remaining option grants will go to our employees. Additionally, upon consummation of this offering, each of our non-employee directors will be awarded fully vested non-qualified stock options under the 2016 Equity Incentive Plan in amount (in the aggregate) equal to one percent (1%) of the Company’s outstanding common stock following this offering. Each non-employee director will receive an equal portion of the options granted to the non-employee directors.

The purpose of our 2016 Equity Incentive Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements. The 2016 Equity Incentive Plan will be administered by the Compensation Committee of our board of directors or by the full board, which may determine, among other things, the (a) terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) persons who are to receive options and stock purchase rights and (c) the number of shares to be subject to each option and stock purchase right. The 2016 Equity Incentive Plan will provide for the grant of (i) “incentive” options (qualified under section 422 of the Internal Revenue Code of 1986, as amended) to employees of our company and (ii) non-qualified options to directors and consultants of our company.

In connection with the administration of our 2016 Equity Incentive Plan, our Compensation Committee will:

•	determine which employees and other persons will be granted awards under our 2016 Equity Incentive Plan;
•	grant the awards to those selected to participate;
•	determine the exercise price for options; and
•	prescribe any limitations, restrictions and conditions upon any awards, including the vesting conditions of awards.

Any grant of awards to any of directors under our 2016 Equity Incentive Plan must be approved by the Compensation Committee of our board of directors. In addition, our Compensation Committee will: (i) interpret our 2016 Equity Incentive Plan; and (ii) make all other determinations and take all other action that may be necessary or advisable to implement and administer our 2016 Equity Incentive Plan.

The 2016 Equity Incentive Plan provides that in the event of a change of control event, the Compensation Committee or our board of directors shall have the discretion to determine whether and to what extent to accelerate the vesting, exercise or payment of an award.

In addition, our board of directors may amend our 2016 Equity Incentive Plan at any time. However, without stockholder approval, our 2016 Equity Incentive Plan may not be amended in a manner that would:

•	increase the number of shares that may be issued under our 2016 Equity Incentive Plan;
•	materially modify the requirements for eligibility for participation in our 2016 Equity Incentive Plan;
•	materially increase the benefits to participants provided by our 2016 Equity Incentive Plan; or
•	otherwise disqualify our 2016 Equity Incentive Plan for coverage under Rule 16b-3 promulgated under the Exchange Act.

Awards previously granted under our 2016 Equity Incentive Plan may not be impaired or affected by any amendment of our 2016 Equity Incentive Plan, without the consent of the affected grantees.

Compensation of Directors

The following table summarizes the compensation of our directors for the fiscal year ended December 31, 2015.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Daniel Perez, MD	$26,667	$				$	$26,667
Rick Stevens, PhD	$6,250						$6,250
Michael Yomtov	$0						$0

(1)	Douglas G. Watson joined our board of directors in February 2016. At that time, he entered into an independent director agreement with us pursuant to which he was awarded 500 shares of Common Stock and was granted options to purchase 3,000 shares of our Common Stock.

Cash Compensation

Each independent director will receive annual cash compensation equal to $30,000 per year for such directors’ services to the Board. The Chairman of the Board will receive an additional $10,000 per year. In addition to the annual cash compensation for serving on the Board, each independent director that also serves on a committee of the Board will receive compensation as follows: each member of the Audit Committee and Compensation Committee (not including the chairperson) will receive annual cash compensation of $5,000 per year and each member of the Nominating and Corporate Governance Committee (not including the chairperson) will receive annual cash compensation of $2,000 per year. The chairperson of our Audit Committee and Compensation Committee will each receive annual compensation of $10,000 and the chairperson of our Nominating and Corporate Governance Committee will receive annual compensation of $4,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of the our common stock as of the date of this prospectus with respect to: (i) each person known to us to be the beneficial owner of more than five percent of our common stock; (ii) all directors; (iii) all named executive officers; and (iv) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Shares of common stock subject to options or warrants that are exercisable as of the date of this prospectus or are exercisable within 60 days of such date are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of calculating the percentage ownership of such person but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

Name of beneficial owner	Amount and nature of beneficial ownership of Common Stock	Percentage of outstanding Common Stock Before the Offering(1)	Percentage of Outstanding Common Stock Following the Minimum Offering(2)		Percentage of Outstanding Common Stock Following the Maximum Offering(3)
Michael Fonstein, PhD.(4)	290,000	28.4%	[ ]%		[ ]%
Ekaterina Nikolaevskaya(5)	180,000	17.7%	[ ]%		[ ]%
Dmitry Prudnikov, MD(6)	180,000	17.7%	[ ]%		[ ]%
Randy S. Saluck, JD, MBA(7)	85,000	8.0%	[ ]%		[ ]%
Teddy Scott Jr., JD(8)	45,000	4.4%	[ ]%		[ ]%
Daniel Perez, MD(9)	23,000	2.2%	[ ]%		[ ]%
Rick Stevens, PhD(10)	3,000	*		*		*
Michael Yomtov(11)	75,000	7.4%	[ ]%		[ ]%
Douglas G. Watson(12)	3,500	*		*		*
Tallikut Pharmaceuticals, Inc.(13)	180,000	15.0%	[ ]%		[ ]%
All directors and executive officers as a group (9 persons)	884,500	81.2%	[ ]%		[ ]%

*	Less than 1%
(1)	Applicable percentages based on 1,020,500 shares of common stock outstanding as of the date of this prospectus.
(2)	Applicable percentages are based on [ ] shares outstanding which assumes that the issuance of [ ] shares of common stock in this offering and the conversion of all shares of our outstanding Series A Preferred Stock and all of our outstanding convertible notes into shares of common stock at the closing of this offering.
(3)	Applicable percentages are based on [ ] shares outstanding which assumes that the issuance of [ ] shares of common stock in this offering and the conversion of all shares of our outstanding Series A Preferred Stock and all of our outstanding convertible notes into shares of common stock at the closing of this offering.
(4)	Michael Fonstein is our Chief Executive Officer. Consists of 290,000 shares of common stock. Mr. Fonstein’s address is 495 Post Road East, Westport, CT 06880.
(5)	Ekaterina Nikolaevskaya is our Chief Operating Officer. Consists of 180,000 shares of common stock. Dr. Nikolaevskaya’s address is 1-17 Zvonarsky Lane, 10731, Moscow, Russian.
(6)	Dmitry Prudnikov is our Chief Medical Officer. Consists of 180,000 shares of common stock. Dr. Dmitry Prudnikov’s address is 122-309, Mozhaiskow Shosse, 143005, Odintsovo, Moscow Region, Russian Federation.
(7)	Randy Saluck is our Chief Financial Officer, and Chief Strategic Officer and Secretary. Consists of 45,000 shares of common stock and 40,000 fully vested options to purchase shares of common stock. Mr. Saluck’s address is 10 Mortar Rock Road, Westport, CT 06880.
(8)	Teddy Scott is our Chief Intellectual Property Counsel. Consists of 45,000 shares of common stock. Mr. Scott’s address is 115 Wesley Avenue, Oak Park, IL 60302.

(9)	Daniel Perez is the Chairman of our board of directors. Consists of 23,000 fully vested options to purchase shares of common stock. Mr. Perez’s address is 2600 Hilltop Drive, Richmond, CA, 94806.
(10)	Rick Stevens is a member of our board of directors. Consists of 3,000 fully vested options to purchase shares of common stock. Mr. Stevens’ address is 1140 Lake Street, Suite 304, Oak Park, IL 60301.
(11)	Michael Yomtov is a member of our board of directors. Consists of 75,000 shares of common stock. Mr. Yomtov’s address is 230 Park Avenue, Suite 539, New York, NY 10169.
(12)	Douglas G. Watson is a member of our board of directors. Consists of 500 shares of common stock and 3,000 fully vested options to purchase shares of common stock. Mr. Watson’s address is 52 Liberty Corner Road, Far Hills NJ, 07931.
(13)	Consists of 100,000 shares of Series A Convertible Preferred Stock which are convertible into 100,000 shares of our common stock and a preferred stock purchase warrant to purchase 80,000 of Series A Convertible Preferred Stock which are exercisable for 100,000 shares of our Series A Convertible Preferred Stock and a like number of shares of our common stock. All shares of Series A Convertible Preferred Stock will convert into a like number of shares of our common stock at the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On occasion we may engage in certain related party transactions. All prior related party transactions were approved by a majority of the disinterested directors. Upon the consummation of offering, our policy is that all related party transactions will be reviewed and approved by the Audit Committee of our board of directors prior to our entering into any related party transactions.

In August 2015, we entered into an agreement with the Fellowship for Interpretation of Genomes (or FIG) pursuant to which FIG provides services related to our genomics efforts such as designing a database to hold the data needed to generate genomic classification requests and to establish the conceptual framework needed to support a growing body of metadata and gene expression profiles. FIG also is responsible for carrying out several analytic tasks, including recreating and cross-validating the genomic classifiers in the prior genomic studies using FOLFOX and FOLFIRI predictors for platinum drugs, testing the predictive power of the FOLFOX (oxaliplatin) base predictor on test data used with FOLFIRI (irinotecan) and vice versa to determine if the classifiers reflect tumor properties or properties of the drug along with the tumor, and comparing our genomic expression based predictors with the genomic predictors reported in prior studies to determine the uniqueness and performance of our predictors. Our agreement with FIG is for a term of 5 months and then continues on a month-to-month basis until cancelled by either party. We pays FIG $10,000 per month for its services. Veronica Vonstein, the President of FIG, is the wife of Michael Fonstein, our Chief Executive Officer.

In December 2014, we entered into a consulting agreement with FNP Clinical, a Russian Federation company, pursuant to which FNP Clinical provided consulting services to us regarding the regulatory, operational, administrative and ethics requirements for the conduct of clinical trials for the clinical development of Picoplatin in Russia. FNP Clinical is an affiliate of Ekaterina Nikolaevskaya, our Chief Operating Officer, and Dmitry Prudnikov, our Chief Medical Officer. Under this agreement, we paid FNP Clinical a total of $34,500. This agreement was terminated as of January 31, 2015, following which Drs. Nikolaevskaya and Prudnikov joined our company as officers.

On June 17, 2014, we entered into an exclusive license agreement with Tallikut pursuant to which we acquired from Tallikut the exclusive, global license of all rights to develop and commercialize Picoplatin. Under the Tallikut License, we paid $150,000 as consideration plus 100,000 shares of our Series A Convertible Preferred Stock (or Series A Preferred Stock) and a warrant to purchase 80,000 shares of Series A Preferred Stock to Tallikut and were obligated to pay certain royalties to Tallikut relating to sales of Picoplatin in the United States and abroad.

On March 15, 2016, we entered into an assignment of license agreement and an assignment agreement with Tallikut pursuant to which we acquired certain assets of Poniard owned by Tallikut and all related intellectual property, providing us with all of Poniard’s rights to develop and commercialize Picoplatin. We also became the assignee of the Genzyme License which enabled us to terminate our License Agreement with Tallikut. Pursuant to the Genzyme License, following FDA approval we will pay royalties to Genzyme ranging from 5% to a maximum of 9% (based on designated product sales levels) for annual net product sales of Picoplatin. Additionally, we will be required to pay a total of up to $5,000,000 based upon the achievement of certain sales milestones in the United States following FDA approval.

Statement of Policy

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

DESCRIPTION OF SECURITIES

General

Our Certificate of Incorporation authorizes the issuance of up to 4,000,000 shares of common stock, par value $0.00001 per share, and 1,000,000 shares of preferred stock, par value $0.00001 per share. As of the date of this prospectus, we have 1,020,500 shares of common stock issued and outstanding, and 100,000 shares of preferred stock issued and outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Subject to the supermajority votes for some matters, other matters are decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter. Our amended and restated bylaws also provide that our directors may be removed only for cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated bylaws; provided, however, that no such change to any bylaw may alter, modify, waive, abrogate or diminish the our obligation to provide the indemnity called for by Article 10 thereunder. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. In February 2016, we designated 180,000 shares of preferred stock as Series A Convertible Preferred Stock, or Series A Preferred Stock, meaning that there are 820,000 shares of blank check preferred stock available for future designation. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Series A Preferred Stock

In connection with the license for our lead product candidate Picoplatin, we issued 100,000 shares of Series A Preferred Stock to Tallikut, our former licensor. The Series A Preferred Stock is convertible (upon the satisfaction of certain conditions) into shares of our common stock on a one for one basis. Shares of Series A Preferred Stock may be converted at any time and are mandatorily converted upon consummation of an initial public offering, and as such will convert into common stock on the closing of this offering. The holders of the Series A Preferred Stock have preference to the holders of common stock upon any liquidation, dissolution or winding up of our company. The holders of the Series A Preferred Stock have voting rights on an as converted basis.

Convertible Notes

December 29, 2014 Secured Convertible Notes

On December 29, 2014, we issued secured convertible notes (which, as amended, we refer to as the December 2014 Notes) for $750,000 in exchange for an aggregate net cash proceeds of $624,650, net of financing costs. The December 2014 Notes have a stated interest rate of 8% per annum payable monthly beginning February 1, 2015, are due on November 23, 2016 and are convertible into shares of our common stock at the option of the holder at a conversion price of $12.00 subject to certain anti-dilution provisions, and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 in gross proceeds from the sale of common stock on or before November 15, 2016. The December 2014 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants.

May 8, 2015 Senior Secured Convertible Notes

On May 8, 2015, we issued secured convertible notes (which, as amended, we refer to as the May 2015 Notes) for $2,100,000 in exchange for an aggregate net cash proceeds of $1,797,058, net of financing costs. The May 2015 Notes have a stated interest rate of 7% per annum payable monthly beginning June 1, 2015, are due on November 8, 2016 and are convertible into shares of our common stock at the option of the holder at a conversion price of $13.76 subject to certain anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 in gross proceeds from the sale of common stock on or before November 15, 2016. The May 2015 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants.

November 6, 2015 Senior Secured Convertible Notes

On November 6, 2015, we issued secured convertible notes (which, as amended, we refer to as the November 2015 Notes) for $500,000 in exchange for an aggregate net cash proceeds of $440,000, net of financing costs. The November 2015 Notes have a stated interest rate of 7% per annum payable monthly, are due on November 6, 2016 and are convertible into shares of our common stock at the option of the holder at a conversion price of $13.76 subject to certain anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 gross proceeds from the sale of common stock on or before November 15, 2016. The November 2015 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants.

2016 Senior Secured Convertible Notes

From April through August 2016, we issued secured convertible notes (which, as amended, we refer to as the 2016 Notes) in the aggregate principal amount of $935,000. The 2016 Notes have a stated interest rate of 7% per annum payable monthly, are due in April 2018 and are convertible into shares of our common stock at the option of the holder at a conversion price equal to the lower of $19.39 and seventy-five percent (75%) of the initial public offering price, subject to certain anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 gross proceeds from the sale of common stock on or before November 15, 2016. The 2016 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants.

All of the convertible notes described above will be converted into shares of our common stock on the consummation of this offering as long as there has been a closing on or before November 15, 2016. All of the convertible notes described above were offered pursuant to an exemption from registration under the Securities Act of 1933, as amended, afforded by Section 4(a)(2) thereunder and Rule 506(b) promulgated thereunder. Palladium Capital Advisors, LLC acted as our placement agent for the offerings of the December 2014 Notes, the May 2015 Notes, the November 2015 Notes and the 2016 Notes.

Warrants

In connection with the issuance of the December 2014 Notes, we issued the holders of such notes warrants to purchase an aggregate of 52,082 shares of our common stock at $14.40 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions.

In connection with the issuance of the May 2015 Notes, we issued the holders of such notes warrants to purchase an aggregate of 63,559 shares of our common stock at $16.52 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions.

In connection with the issuance of the November 2015 Notes, we issued the holders of such notes warrants to purchase an aggregate of 14,679 shares of our common stock at $16.52 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions.

In connection with the issuance of the 2016 Notes, we issued the holders of such notes warrants to purchase an aggregate of 20,090 shares of our common stock at $23.27 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions

Palladium Capital Advisors acted as our placement agent for our convertible note offerings, and in connection therewith we issued Palladium warrants to purchase an aggregate of 28,575 shares of our common stock with a weighted average exercise price of $16.63. The warrants issued to Palladium are identical to the warrants issued to the investors in our convertible note offerings.

In connection with our licensing transaction with Tallikut, on February 1, 2016, we issued warrants to acquire shares of our Series A Preferred Stock to Tallikut. The warrant is exercisable at $14.40 per share and expires five years from the date of issuance.

Delaware Anti-Takeover Law and Provisions of Certificate of Incorporation and By-Laws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or
•	at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;
•	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
•	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and amended and restated bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Amended and Restated Bylaws

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

•	they do not permit our stockholders to act by written consent. As a result, any action by our stockholders must be taken at a duly called annual or special meeting of stockholders;
•	they provide that special meetings of stockholders may be called only by the board of directors, our Chairman of the board of directors, one of our executive officers, or at the request in writing by stockholders of record owning at least sixty-six and two thirds (66 2/3%) percent of the issued and outstanding voting shares of common stock; and
•	they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors.

Elimination of Monetary Liability for Officers and Directors

Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

After giving effect to the closing of this offering, approximately [    ] million shares of common stock will be outstanding, assuming an initial public offering price of $[    ] per share. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. The remaining 1,420,175 shares of common stock outstanding after this offering (including 299,675 shares issued upon conversion of certain convertible notes and 100,000 shares issued upon conversion of Series A Preferred Stock) will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows: approximately 584,675 restricted shares held by non-affiliates will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately [ ] shares immediately after this offering; and
•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [        ] of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and
•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-up Agreements

We, our executive officers, directors and other certain holders of an aggregate of [    ] shares of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of placement agents, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Rodman & Renshaw and Maxim Group may, in their mutual discretion, release any of the securities subject to these lock-up agreements at any time.

Equity Incentive Plans

We intend to file registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2016 Equity Incentive Plan. The registration statements are expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

PLAN OF DISTRIBUTION

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, and Maxim Group LLC have agreed to act as placement agents in connection with this offering. The placement agents are not purchasing or selling any securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to use its best efforts to arrange for the sale of all of the securities offered hereby. The placement agents may retain other brokers or dealers to act as a sub-agents or selected-dealers on its behalf in connection with the offering.

We will enter into a subscription agreements directly with investors in connection with this offering and we may not sell the entire amount of securities offered pursuant to this prospectus. We expect to conduct the initial closing of this offering once we have raised the minimum offering amount of $17,000,000. Therefore, we may conduct additional closings until the maximum offering amount of $25,000,000 is raised or we decide in our sole discretion to terminate the offering. On the initial and any subsequent closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price of the shares being sold by us on such closing date;
•	we will cause to be delivered the common stock being sold on such closing date in book-entry form; and
•	we will pay the placement agents their fees.

Pursuant to an escrow agreement among us, the placement agents and [    ], as escrow agent, the funds received in payment for the shares of common stock sold in this offering will be wired to a non-interest bearing escrow account and held until we and the placement agents notify the escrow agent that we are conducting a closing of the offering, indicating the date on which the shares of common stock are to be delivered to the purchasers and the net proceeds are to be delivered to us. Unless purchasers instruct us otherwise, we will deliver the shares of common stock being issued to the purchasers electronically upon receipt of purchaser funds for the purchase of the shares of our common stock offered pursuant to this prospectus.

We have agreed to pay the placement agents (i) a cash placement agents’ fee equal to eight percent (8%) of the gross proceeds of this offering, (ii) warrants to purchase that number of shares of our common stock equal to an aggregate of eight percent (8%) of the shares of common stock sold in the offering. Such warrants shall have an exercise price equal to 125% of the public offering price and terminate five years after the effectiveness of the registration statement of which this prospectus forms a part. Such warrants will be subject to FINRA Rule 5110(g)(1) in that, except as otherwise permitted by FINRA rules, for a period of 180 days following the effectiveness of the registration statement, of which this prospectus forms a part, the warrants shall not be (A) sold, transferred, assigned, pledged, or hypothecated, or (B) the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person. Additionally, in the event the Company receives proceeds from the exercise of any warrants or options sold in this offering that are solicited by the placement agents, a cash warrant solicitation fee equal to 8% of the aggregate proceeds we receive from such exercise shall be paid to the placement agents.

In addition, the placement agents shall have the right to receive the cash placement agent fee and compensation warrants described herein in connection with any investment by any investors which the placement agents contacted on our behalf or introduced to us in any financing or capital raising transaction that occurs within fifteen (15) months following the termination of our engagement of the placement agents.

Upon closing of this offering, we have granted the placement agents a right to act as exclusive financial advisor for any disposition, acquisition, exchange, recapitalization or reorganization transaction by us, or as joint book runners, co-lead managers, co-lead placement agents or co-lead agents in any debt financing or any public or private offering of equity or debt securities for a period of fifteen (15) months following consummation of this offering.

The placement agents may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business and may continue to receive compensation from us for such services, but we have no present agreements with the placement agents to do so.

The placement agents may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agents will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agents. Under these rules and regulations, the placement agents may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

The following table shows the per share placement agents’ fees that we will pay to the placement agents in connection with the sale of the shares offered pursuant to this prospectus, assuming the purchase of all of the shares offered hereby:

	Placement Agent Fee per share	Total (Minimum Offering)	Total (Maximum Offering)
[ ]	$	$

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase securities is subject to the conditions set forth in the subscription agreement as well, which may also be waived.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding placement agents’ fees, will be approximately $    , all of which are payable by us.

The foregoing does not purport to be a complete statement of the terms and conditions of the subscription agreement. A form of subscription agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

We and each of our officers, directors, and certain existing stockholders that own at least 5% of our outstanding shares, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of six (6) months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the placement agents.

The placement agents may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the placement agents will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

As underwriters, the placement agents will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by the placement agents acting as principal. Under these rules and regulations, the placement agents:

•	may not engage in any stabilization activity in connection with our securities; and
•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the placement agents based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other Terms

We have agreed to reimburse the placement agents for out-of-pocket expenses of $100,000 and an additional $150,000 of legal fees incurred by the placement agents in connection with the offering.

Indemnification

We have agreed to indemnify the placement agents against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

EXPERTS

The financial statements of our company appearing in this prospectus have been included herein in reliance upon the report (which report includes an explanatory paragraph relating to our ability to continue as a going concern) of Marcum LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of Marcum LLP as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by Ellenoff Grossman & Schole LLP, New York, New York. Hunter Taubman Fischer & Li LLC is representing the placement agents in this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or view them online. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements, and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.squareup.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

ACCELERATED PHARMA, INC.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2015 and 2014	F-3
Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2015 and from May 12, 2014 (date of inception) through December 31, 2014	F-4
Consolidated Statement of Changes in Stockholders’ Deficit from May 12, 2014 (date of inception) through December 31, 2015	F-5
Consolidated Statements of Cash Flows for the year ended December 31, 2015 and from May 12, 2014 (date of inception) through December 31, 2014	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
Board of Directors and Stockholders
of Accelerated Pharma, Inc.

We have audited the accompanying consolidated balance sheets of Accelerated Pharma, Inc. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit and cash flows for the year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Accelerated Pharma, Inc., as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated any revenues and has incurred net losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

New York, NY
March 21, 2016

ACCELERATED PHARMA, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Current assets:
Cash	$657,925	$501,025
Prepaid and other current assets	97,516	—
Total current assets	755,441	501,025
Property and equipment, net	10,346	—
Total assets	$765,787	$501,025
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$597,253	$751
Accrued interest payable	160,016	—
Accrued obligation to acquire licensing rights (Note 5)	1,211,385	50,000
Convertible debt, net of discount of $506,934 as of December 31, 2015 (Note 6)	2,843,066	—
Warrant liability (Note 4)	384,474	260,507
Total current liabilities	5,196,194	311,258
Long term debt:
Convertible debt, net of discount of $386,494 as of December 31, 2014 (Note 6)	—	363,506
Total liabilities	5,196,194	674,764
Commitment and contingencies
Stockholders’ deficit:
Preferred stock, $0.00001 par value, 1,000,000 shares authorized, none designated issued or outstanding as of December 31, 2015 and 2014	—	—
Common stock, $0.00001 par value, 4,000,000 shares authorized, 1,000,000 shares issued and outstanding as of December 31, 2015 and 2014	10	10
Additional paid in capital	1,984,998	1,984,998
Accumulated deficit	(6,335,300)	(2,158,747)
Accumulated other comprehensive loss	(80,115)	—
Total stockholders’ deficit	(4,430,407)	(173,739)
Total liabilities and stockholders’ deficit	$765,787	$501,025

See the accompanying notes to these consolidated financial statements

ACCELERATED PHARMA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31, 2015	From May 12, 2014 (date of inception) Through December 31, 2014
OPERATING EXPENSES:
General and administrative	$1,482,505	$2,009,384
Research and development	2,269,520	150,000
Total operating expenses	3,752,025	2,159,384
Loss from operations	(3,752,025)	(2,159,384)
Other income (expenses):
Foreign currency exchange gain	101,957	—
Gain on change in fair value of warrant liability	112,911	2,068
Interest expense	(639,396)	(1,431)
Total other expense	(424,528)	637
Net loss	$(4,176,553)	$(2,158,747)
Net loss per common share, basic and diluted	$(4.18)	$(2.85)
Weighted average common shares outstanding, basic and diluted	1,000,000	758,333
Comprehensive loss:
Net loss	$(4,176,553)	$(2,158,747)
Foreign currency translation loss	(80,115)	—
Comprehensive loss	$(4,256,668)	$(2,158,747)

See the accompanying notes to these consolidated financial statements

ACCELERATED PHARMA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
FROM MAY 12, 2014 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2015

	Common stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount
Balance, May 12, 2014 (date of inception)	—	$—	$—	$—	$—	$—
Shares issued to founders	750,000	8	—	—	—	8
Shares issued for advisory services	250,000	2	1,984,998	—	—	1,985,000
Net loss	—	—	—	—	(2,158,747)	(2,158,747)
Balance, December 31, 2014	1,000,000	10	1,984,998	—	(2,158,747)	(173,739)
Foreign currency translation adjustment	—	—	—	(80,115)	—	(80,115)
Net loss	—	—	—	—	(4,176,553)	(4,176,553)
Balance, December 31, 2015	1,000,000	$10	$1,984,998	$(80,115)	$(6,335,300)	$(4,430,407)

See the accompanying notes to these consolidated financial statements

ACCELERATED PHARMA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2015	From May 12, 2014 (date of inception) Through December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,176,553)	$(2,158,747)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	3,022	—
Amortization of debt discounts	479,380	1,431
Stock based compensation	—	1,985,008
Gain on change in fair value of warrant liability	(112,911)	(2,068)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(100,062)	—
Accounts payable	596,502	751
Accrued interest	160,016	—
Accrued obligation to purchase research and development	1,161,385	50,000
Net cash used in operating activities	(1,989,221)	(123,625)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(13,677)	—
Net cash used in investing activities	(13,677)	—
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from convertible notes payable, net of financing costs of $362,942 and $125,350 in December 31, 2015 and 2014, respectively	2,237,058	624,650
Net cash provided by financing activities	2,237,058	624,650
Effect of currency rate change on cash	(77,260)	—
Net increase in cash and cash equivalents	156,900	501,025
Cash, beginning of period	501,025	—
Cash, end of period	$657,925	$501,025
SUPPLEMENTAL INFORMATION:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—
Non-cash investing and financing activities:
Fair value of warrants issued in connection with convertible debt	$236,878	$262,575

See the accompanying notes to these consolidated financial statements

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 — BUSINESS

Accelerated Pharma, Inc. (the “Company” or “we”), a Delaware corporation organized May 12, 2014, is a biopharmaceutical company focused on utilizing its genomic technology to enhance the development and commercialization of pharmaceutical products. Our lead product candidate is Picoplatin, a new generation platinum-based cancer therapy that has the potential for use in different formulations, as a single agent or in combination with other anti-cancer agents, to treat multiple cancer indications.

On January 15, 2015, the Company formed a wholly owned subsidiary, Acceler Limited Liability Company (“Acceler”), in the Russian Federation for the purpose of conducting research and development. The Company’s primary activities since inception have been research and development, managing collaborations and raising capital.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2015, the Company had cash of $657,925 and working capital deficit of $4,440,753, including $3,350,000 in convertible debt which are due on various dates through November 2016. During the year ended December 31, 2015, the Company used net cash in operating activities of $1,989,221. The Company has not yet generated revenues, and has incurred net losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

During the year ended December 31, 2015, the Company raised net proceeds of $2,237,057 through the issuance of convertible notes. The Company believes that its current cash on hand will be sufficient to fund its projected operating requirements through May 2016. The Company intends to file an initial public offering in March 2016 (Form S-1) to register the common shares issuable under the convertible notes and to raise additional capital, although there can be no assurance that such offering will be consummated.

The Company’s primary source of operating funds since inception has been cash proceeds from the private placements of convertible debt. The Company intends to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company, or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Accelerated Pharma, Inc. and its wholly owned subsidiary referred to in Note 1.

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the fair value of accrued licensing rights, assumptions used in the fair value of equity instruments, and the estimates of fair value of warrant liabilities.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2015 and 2014, the Company did not have any cash equivalents.

Property and equipment

Property and equipment consists of office equipment and is recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which for office equipment is three to five years. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Research and development costs

Research and development costs are charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred.

For the year ended December 31, 2015 and the period from May 12, 2014 (date of inception) through December 31, 2014, the Company’s expenditures on research and product development were $2,269,520 and $150,000, respectively.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to a concentration of credit risk is cash. Generally, the Company’s cash and cash equivalents in non-interest-bearing accounts may exceed FDIC insurance limits. The financial stability of these institutions is periodically reviewed by senior management.

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Foreign currency translation

Operations of the Russian subsidiary in 2015 were conducted in local currency, which represents its functional currency. Balance sheet accounts of the Russian subsidiary were translated from foreign currency into U.S. dollars at the exchange rate in effect at the balance sheet date and income statement accounts were translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process, were included in accumulated other comprehensive loss on the consolidated balance sheet.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The exchange rates used to translate amounts in Russian rubles (“RUB”) into U.S. Dollars (“USD”) for the purposes of preparing the consolidated financial statements were as follows:

Balance sheet:

2015
Period-end RUB: USD exchange rate	$72.8827
Statement of Operations:

2015
Average Period RUB: USD exchange rate	$60.9579

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values are assumed to approximate carrying values for cash, accounts payable and accrued liabilities because they are short term in nature.

Net Loss per Share of Common Stock

The Company computes basic net loss per share by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable. The computation of basic and diluted loss per share for the year ended December 31, 2015 and for the period ended December 31, 2014 excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	2015	2014
Common stock issuable upon conversion of Convertible debt	251,454	62,500
Warrants to purchase common stock	155,466	58,332
Totals	406,920	120,832

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional.

The Company has determined that the embedded conversion options should not be bifurcated from their host instruments. The Company records, when necessary, discounts to convertible notes for the intrinsic value

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Common Stock Purchase Warrants and Other Derivative Financial Instruments

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) provide the Company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) providing that such contracts are indexed to the Company’s own stock. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company assesses classification of its common stock purchase warrants and other free standing derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

The Company’s free-standing derivatives consisted of warrants to purchase common stock that were issued in connection with its issuance of convertible debt (see Note 7). The Company evaluated these derivatives to assess their proper classification in the balance sheet as described above and determined that certain common stock purchase warrants do not contain fixed settlement provisions. The exercise price of such warrants is subject to adjustment in the event that the Company subsequently issues equity securities or equity linked securities with exercise prices lower than the exercise price in these warrants.

As such, the Company records the warrants that do not have fixed settlement provisions as liabilities and mark to market all such derivatives to fair value at the end of each reporting period.

The Company has adopted a sequencing policy that reclassifies contracts (from equity to assets or liabilities) with the most recent inception date first. Thus any available shares are allocated first to contracts with the most recent inception dates.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Stock-based compensation expense is recorded by the Company in the same expense classifications in the statement of operations, as if such amounts were paid in cash.

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more likely than not that these deferred income tax assets will be realized.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2015 and 2014, the Company has not recorded any unrecognized tax benefits.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. No interest or penalties have been recognized during the year ended December 31, 2015 and the period from May 12, 2014 (date of inception) to December 31, 2014.

Recent Accounting Pronouncements

In August 2014, the FASB issued a new accounting standard, which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. This new standard will be effective for the Company for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this pronouncement is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2015, the Financial Accounting Standards Board (“FASB”) issued (ASU) 2015-17, Balance Sheet Classification of Deferred Taxes. Currently deferred taxes for each tax jurisdiction are presented as a net current asset or liability and net noncurrent asset or liability on the balance sheet. To simplify the presentation, the new guidance requires that deferred tax liabilities and assets for all jurisdictions along with any related valuation allowances be classified as noncurrent in a classified statement of financial position. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016, and early adoption is permitted. The Company has adopted this guidance in the fourth quarter of the year ended December 31, 2015 on a retrospective basis. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows, and did not have any effect on prior periods due to the full valuation allowance against the Company’s net deferred tax assets.

In January 2016, the FASB issued Accounting Standards Update (ASU) 2016-01, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Changes to the current guidance primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the ASU clarifies guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The new standard is effective for fiscal years and interim periods beginning after December 15, 2017, and upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet at the beginning of the first reporting period in which the guidance is effective. Early adoption is not permitted except for the provision to record fair value changes for financial liabilities under the fair value option resulting from instrument-specific credit risk in other comprehensive income. The Company is currently evaluating the impact of adopting this guidance.

The FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all nonpublic business entities upon issuance. The Company has not yet determined the effect of the adoption of this standard on the Company’s consolidated financial position and results of operations.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company’s financial position, results of operations or cash flows.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through March 21, 2016, the date on which the financial statements were available to be issued require adjustment or disclosure in the Company’s financial statements.

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company also follows a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable based on an entity’s own assumptions, as there is little, if any, related market activity. (for example, cash flow modeling inputs based on assumptions)

Financial liabilities as of December 31, 2015 measured at fair value on a recurring basis are summarized below:

	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant liability	$384,474	$—	$—	$384,474

Financial liabilities as of December 31, 2014 measured at fair value on a recurring basis are summarized below:

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant liability	$260,507	$—	$—	$260,507

The Company determined that the warrants issued in connection with certain financing transactions did not have fixed settlement provisions and are deemed to be derivative financial instruments since the exercise prices were subject to adjustment were based on certain subsequent equity issuances and included a cashless exercise provision. Accordingly, the Company was required to record such warrants as liabilities and mark all such derivatives to fair value each reporting period. Such instruments were classified within Level 3 of the valuation hierarchy.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS  – (continued)

The fair value of the warrants were calculated using a Binomial Lattice pricing model formula with the following weighted average assumptions during the periods ended December 31, 2015 and 2014:

	2015	2014
Fair Value of Common Stock	$7.94	$7.94
Contractual Term	3.02 years	5.0 years
Volatility	74.36%	74.77%
Risk-free Interest Rate	1.67%	1.70%
Dividend Yield	0.00%	0.00%

The risk-free interest rate is the United States Treasury rate on the measurement date having a term equal to the remaining contractual life of the instrument. The volatility is a measure of the amount by which the comparable companies’ share price has fluctuated or is expected to fluctuate. Since the Company’s common stock has not been publicly traded, an average of the historical volatility of comparative companies was used. The dividend yield is 0% as the Company has not made any dividend payment and has no plans to pay dividends in the foreseeable future.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivative liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer, who reports to the Chief Executive Officer, determines valuation policies and procedures.

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Significant observable and unobservable inputs include stock price, exercise price, annual risk free rate, term, and expected volatility, and are classified within Level 3 of the valuation hierarchy. An increase or decrease in volatility or interest free rate, in isolation, can significantly increase or decrease the fair value of the derivative liabilities. Changes in the values of the derivative liabilities are recorded as a component of other income (expense) on the Company’s statement of operations.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities that are measured at fair value on a recurring basis from May 12, 2014 (date of inception) through December 31, 2015:

Balance – May 12, 2014 (date of inception)	$—
Aggregate allocated fair value of derivative instruments issued	262,575
Change in fair value of derivative liabilities	(2,068)
Balance – December 31, 2014	260,507
Aggregate allocated fair value of derivative instruments issued	236,878
Change in fair value of derivative liabilities	(112,911)
Balance – December 31, 2015	$384,474

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5 — OBLIGATION TO PURCHASE LICENSE RIGHTS

On June 17, 2014, the Company acquired an exclusive, global license of all rights to develop and commercialize Picoplatin (the “Tallikut License”). Under the Tallikut License, as amended on February 16, 2015, the Company paid as consideration $150,000 plus equity consideration and will pay royalties to Tallikut of 10% for net sales of Picoplatin in the United States and royalties ranging from 6 – 10% of net sales on global sales outside of the United States. Additionally, the Company will be required to pay a total of up to $6,750,000 based upon the achievement of certain sales milestones in the United states and globally. (See Note 11 — Subsequent Events)

The equity consideration was a combination of preferred stock and preferred stock warrants. The equity consideration was valued based upon the underlying estimated fair value of the Company’s common stock and accrued on the balance sheet until the financial instruments are issued. At December 31, 2015, the estimated obligation for purchased research and development was $1,211,385. Approximately $800,000 of value was attributed to the preferred based on an expectation of the 100,000 shares of preferred stock that convert 1 to 1 into common and a fair value of common of $794,000.

The fair value of the warrants was calculated using a Black Scholes pricing model formula with the following assumptions:

Fair Value of Common Stock	$7.94
Contractual Term	5.00 years
Volatility	98.92%
Risk-free Interest Rate	1.53%
Dividend Yield	0.00%

The risk-free interest rate is the United States Treasury rate on the measurement date having a term equal to the remaining contractual life of the instrument. The volatility is a measure of the amount by which the comparable companies’ share price has fluctuated or is expected to fluctuate. Since the Company’s common stock has not been publicly traded, an average of the historical volatility of comparative companies was used. The dividend yield is 0% as the Company has not made any dividend payment and has no plans to pay dividends in the foreseeable future.

On February 1, 2016, the Company issued 100,000 shares of its Series A Convertible Preferred Stock and 80,000 warrants to acquire the Company’s Series A Convertible Preferred Stock in satisfaction of the terms of the license agreement. Each warrant is exercisable at $14.40 per share and expires five years from the date of issuance.

NOTE 6 — CONVERTIBLE NOTES PAYABLE

	2015	2014
Convertible notes payable, 8% interest, due June 23, 2016	$750,000	$750,000
Convertible notes payable, 7% interest, due November 8, 2016	2,100,000	—
Convertible notes payable, 7% interest, due November 8, 2016	500,000	—
Total notes payable	3,350,000	750,000
Less unamortized debt discount	(506,934)	(386,494)
Total notes payable net of unamortized debt discount	2,843,066	363,506
Less current portion	(2,843,066)	—
Long term portion	$—	$363,506

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 6 — CONVERTIBLE NOTES PAYABLE  – (continued)

December 29, 2014 senior convertible notes

On December 29, 2014, the Company issued senior secured convertible notes for $750,000 (the “Secured Convertible Notes”) in exchange for an aggregate net cash proceeds of $624,650, net of financing costs. The Secured Convertible Notes have a stated interest rate of 8% per annum payable monthly beginning February 1, 2015, are due on June 23, 2016 and are convertible into shares of the Company’s common stock at the option of the holder at a conversion price of $12.00 with certain anti-dilutive (reset) provisions and are mandatorily convertible upon closing of one or more financings where the Company receives not less than $5,000,000 gross proceeds from the sale of common stock.

As long as the convertible notes remain outstanding, the Company is restricted from incurring any indebtedness or liens, except as permitted (as defined), amending its charter in any matter that materially effects rights of noteholders, repaying or repurchasing more than a de minimis number of shares of common stock other than conversion or warrant shares, repaying or repurchasing all or any portion of any indebtedness or paying cash dividends.

In connection with the issuance of the Secured Convertible Notes, the Company issued an aggregate of 58,332 warrants to purchase the Company’s common stock at $14.40 per share with a 5 year contractual term. These warrants contain cashless exercise and certain anti-dilutive (reset) provisions.

May 8, 2015 senior convertible notes

On May 8, 2015, the Company issued senior secured convertible notes for $2,100,000 (the “Secured Convertible Notes”) in exchange for an aggregate net cash proceeds of $1,797,058, net of financing costs. The Secured Convertible Notes have a stated interest rate of 7% per annum payable monthly beginning June 1, 2015, are due on November 8, 2016 are convertible into shares of the Company’s common stock at the option of the holder at a conversion price of $13.76 with certain anti-dilutive (reset) provisions and are mandatorily convertible upon closing of one or more financings where the Company receives not less than $5,000,000 gross proceeds from the sale of common stock.

As long as the convertible notes remain outstanding, the Company is restricted from incurring any indebtedness or liens, except as permitted by the terms of the notes, amending its charter in any matter that materially effects rights of noteholders, repay or repurchase more than de minimis number of shares of common stock other than conversion or warrant shares, repaying or repurchasing all or any portion of any indebtedness or paying cash dividends.

In connection with the issuance of the Secured Convertible Notes, the Company issued an aggregate of 78,821 warrants to purchase the Company’s common stock at $16.52 per share with a 3 year contractual term. These warrants contain cashless exercise and certain anti-dilutive (reset) provisions.

November 6, 2015 senior convertible notes

On November 6, 2015, the Company issued senior secured convertible notes for $500,000 (the “Secured Convertible Notes”) in exchange for an aggregate net cash proceeds of $440,000, net of financing costs. The Secured Convertible Notes have a stated interest rate of 7% per annum payable monthly and are due on November 8, 2016 are convertible into shares of the Company’s common stock at the option of the holder at a conversion price of $13.76 with certain anti-dilutive (reset) provisions and are mandatorily convertible upon closing of a one or more financings where the Company receives not less than $5,000,000 gross proceeds from the sale of common stock.

As long as the convertible notes remain outstanding, the Company is restricted from incurring any indebtedness or liens, except as permitted by the terms of the notes, amending its charter in any matter that materially effects rights of noteholders, repaying or repurchasing more than a de minimis number of shares of common stock other than conversion or warrant shares, repaying or repurchasing all or any portion of any indebtedness or pay cash dividends.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 6 — CONVERTIBLE NOTES PAYABLE  – (continued)

In connection with the issuance of the Secured Convertible Notes, the Company issued an aggregate of 18,313 warrants to purchase the Company’s common stock at $16.52 per share with a 3 year contractual term. These warrants contain a cashless exercise and certain anti-dilutive (reset) provisions.

Summary

The Company determined that the anti-dilutive provisions embedded in the Secured Convertible Notes did not meet the defined criteria of a derivative in such that the net settlement requirement of delivery of common shares does not meet the “readily convertible to cash” as described in Accounting Standards Codification 815 and therefore bifurcation of the conversion option was not required. There was no actively trading market for the Company’s common stock as of December 31, 2015 and 2014. However, due to the cashless exercise provision of the related warrants, the Company did identify an embedded derivative. The accounting treatment of derivative financial instruments requires that the Company record the fair value of the derivative as of the issuance date of the warrants and to re-measure the derivative at fair value as of each subsequent reporting date.

The Company recognized the value attributable to the warrants of $425,530 and together with financing costs of $562,215 (aggregate of $987,745) as a discount against the notes. Based upon the estimated fair value of the Company’s common stock, an embedded beneficial conversion feature was not present in the notes. The Company valued the warrants using the Binomial Lattice pricing model as described in Note 4. The debt discount attributed to the value of the warrants and financing costs are amortized over the note’s maturity period as interest expense.

For the year ended December 31, 2015 and from May 12, 2014 (date of inception) through December 31, 2014, the Company amortized $479,380 and $1,431 of debt discount to operations as interest expense, respectively.

NOTE 7 — STOCKHOLDERS’ EQUITY

There is not a viable market for the Company’s common stock to determine its fair value; therefore, management estimated the fair value to be utilized in the determining the fair value of issued warrants and conversion options. In estimating the fair value, management considered the estimated fair value of assets received in exchange for equity instruments and placement agents’ assessments of the underlying common shares relating to our issuance of our senior convertible debt. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates.

Preferred stock

The Company is authorized to issue 1,000,000 shares of $0.00001 par value preferred stock. As of December 31, 2015 and 2014, no shares had been designated nor issued (See Note 11-Subsequent Events).

Common stock

The Company is authorized to issue 4,000,000 shares of $0.00001 par value common stock. As of December 31, 2015 and 2014, the Company has 1,000,000 shares issued and outstanding.

On May 12, 2014, the Company issued an aggregate of 750,000 shares of its common stock to founders valued at $0.0001 per share.

On December 23, 2014, the Company issued 250,000 shares of its common stock for advisory services valued at $1,985,000 ($7.94 per share) based on the estimated fair value of the common stock, which is more indicative of the fair value of the services provided.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7 — STOCKHOLDERS’ EQUITY  – (continued)

Common stock warrants

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2015:

Exercise Price	Number Outstanding	Expiration Date
$14.40	58,332	December 2019
$16.52	97,134	May 2018 through November 2018
	155,466

The following table summarizes the warrant activity from May 12, 2014 (date of inception) through December 31, 2015:

	Shares	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at May 12, 2014 (date of inception)	—
Issued	58,332	$14.40	5.0
Exercised	—
Forfeitures or expirations	—
Outstanding at December 31, 2014	58,332	$14.40	5.0
Issued	97,134	$16.52	3.0
Forfeitures or expirations	—
Outstanding at December 31, 2015	155,466	$15.72	3.0
Exercisable at December 31, 2015	155,466	$15.72	3.0

The Company issued warrants in conjunction with the issuance of convertible notes with exercise prices from $14.40 to $16.52 per share with a three to five year contractual term. These warrants contained certain cashless exercise and reset provisions. The Company classified the fair value of the warrants as a liability at the date of issuance. Subsequent to the initial issuance date, the Company is required to adjust the warrant to fair value as an adjustment to current period operations. (See Notes 4 and 6).

NOTE 8 — RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Fellowship for Interpretation of Genomes (or FIG) in August 2015 pursuant to which FIG provides services related to the Company’s genomics efforts such as designing a database to hold the data needed to generate genomic classification requests and to establish the conceptual framework needed to support a growing body of metadata and gene expression profiles in addition to other tasks.

The agreement is for the Company to pay $10,000 per month for 5 months and then continues on a month-to-month basis until cancelled by either party. Veronica Vonstein, the President of FIG, is the wife of Michael Fonstein, the Company’s CEO.

During the year ended December 31, 2015, the Company incurred an aggregate of $40,000 for services provided. At December 31, 2015, there was an unpaid balance included in accounts payable of $10,000.

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Litigations, Claims and Assessments

The Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no such matters that are included in the consolidated financial statements as of December 31, 2015.

Operating leases

The Company has two short term operating leases for office space in the United States and Russia. The lease payments total an aggregate of $1,948 per month.

Rent expense under the operating leases totaled $22,270 and $-0- for the year ended December 31, 2015 and from May 12, 2014 (date of inception) through December 31, 2014, respectively.

NOTE 10 — INCOME TAXES

The tax effects of temporary differences that give rise to deferred tax assets are presented below:

	2015	2014
Deferred Tax Assets:
Net operating loss carryforward	$1,986,000	$803,000
Warrant liability	—	—
Licensing and other	556,000	70,000
Total deferred tax assets	2,542,000	873,000
Valuation allowance	(2,542,000)	(873,000)
Deferred tax asset, net of valuation allowance	$—	$—
Changes in valuation allowance	$1,669,000	873,000

The income tax provision (benefit) consists of the following:

	2015	2014
Federal:
Current	$—	$—
Deferred	(1,421,000)	(743,000)
State and local:
Current	—	—
Deferred	(248,000)	(130,000)
Change in valuation allowance	1,669,000	873,000
Income tax provision (benefit)	$—	$—

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2015	2014
Tax benefit at federal statutory rate	(34.0)%	(34.0)%
State statutory rate, net of federal benefit	(5.9)%	(5.9)%
Change in derivative liability	2.0%
Changed in valuation allowance	37.9%	39.9%
Effective income tax rate	—%	—%

ACCELERATED PHARMA, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 10 — INCOME TAXES  – (continued)

The Company assesses the likelihood that deferred tax assets will be realized. To the extent that realization is not likely, a valuation allowance is established. Based upon the Company’s history of losses since inception, management believes that it is more likely than not that future benefits of deferred tax assets will not be realized.

At December 31, 2015, the Company had approximately $4.8 million, of federal net operating losses that may be available to offset future taxable income. The net operating loss carry forwards, if not utilized, will expire 20 years from the filing of the Company’s federal returns. In accordance with Section 382 of the Internal Revenue Code, the usage of the Company’s net operating loss carry forwards are subject to annual limitations in the event of a greater than 50% ownership change.

The Company plans to file its initial income tax returns in the U.S. federal and New Jersey jurisdictions and such returns will be subject to examination by taxing authorities when filed.

NOTE 11 — SUBSEQUENT EVENTS

Preferred stock

On February 1, 2016, the Company filed a certificate of designation for Series A Convertible Preferred Stock (Series A) and designated 180,000 Series A. The Series A Convertible Preferred Stock convert into shares of the Company’s common stock on a one for one basis. Shares of Series A Preferred Stock may be converted at any time and are mandatorily converted upon consummation of an initial public offering. The holders of the Series A Preferred Stock have preference to the holders of common stock upon any liquidation, dissolution or winding up of the Company. The holders of the Series A Preferred Stock do not have any voting rights.

Dividends.  Holders of Series A Preferred Stock shall be entitled to receive, pari passu with holders of Common Stock, all cash or in-kind dividends or distributions on an as converted basis from time to time at any time declared, set aside, or paid by the Corporation in an amount that would have been received by the holders of Series A Preferred Stock, in each case only when, as and if declared by the Board, and, in the case of cash dividends, only out of funds that are legally available therefor. Such dividends shall be non-cumulative.

On February 1, 2016, the Company issued 100,000 shares of its Series A and 80,000 warrants to acquire the Company’s Series A in connection with the acquisition of intellectual property. Each warrant is exercisable at $14.40 per share and expires five years from the date of issuance.

Common stock and Options

On February 1, 2016, the Company issued 10,000 shares of its common stock for services rendered and 500 shares of stock to a new member of the Company’s Board of Directors.

Termination of the license agreement and entering into an assignment agreement with Tallikut

On March 15, 2016, the Company entered into an assignment of license agreement and an assignment agreement (referred to, collectively, as the Assignment Agreement) with Tallikut pursuant to which the Company was assigned certain assets of Poniard owned by Tallikut, including the Genzyme License and all related intellectual property, providing the Company with all of Poniard’s rights to develop and commercialize Picoplatin. The Company also became the assignee of the Genzyme license. As a result of the Assignment Agreement, the License Agreement with Tallikut was terminated. Pursuant to the Genzyme License, the Company will pay royalties to Genzyme ranging from 5% to a maximum of 9% (based on designated product sales levels) for annual net product sales of Picoplatin. Additionally, the Company will be required to pay a total of up to $5,000,000 based upon the achievement of certain sales milestones in the United States.

ACCELERATED PHARMA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2016	December 31, 2015
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$225,722	$657,925
Prepaid and other current assets	98,622	97,516
Total current assets	324,344	755,441
Property and equipment, net	9,832	10,346
Total assets	$334,176	$765,787
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$931,997	$597,253
Accrued interest payable	220,351	160,016
Accrued obligation to acquire licensing rights	—	1,211,385
Convertible debt, net of discount of $338,120 and $506,934 as of March 31, 2016 and December 31, 2015, respectively	3,011,880	2,843,066
Warrant liability	351,711	384,474
Total current liabilities	4,515,939	5,196,194
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.00001 par value, 1,000,000 shares authorized
Series A Convertible Preferred Stock, $0.00001 par value, 180,000 shares authorized, 100,000 and -0- issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	1	—
Common stock, $0.00001 par value, 4,000,000 shares authorized, 1,020,500 and 1,000,000 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	10	10
Additional paid in capital	3,947,816	1,984,998
Accumulated deficit	(8,045,201)	(6,335,300)
Accumulated other comprehensive loss	(84,389)	(80,115)
Total stockholders' deficit	(4,181,763)	(4,430,407)
Total liabilities and stockholders' deficit	$334,176	$765,787

See the accompanying notes to these condensed consolidated financial statements

ACCELERATED PHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited)

	Three months ended March 31,
	2016	2015
OPERATING EXPENSES:
General and administrative	$1,285,792	$178,980
Research and development	230,892	—
Total operating expenses	1,516,684	178,980
Loss from operations	(1,516,684)	(178,980)
Other income (expenses):
Foreign currency exchange gain (loss)	3,169	(877)
Gain (loss) on change in fair value of warrant liability	32,763	(33,688)
Interest expense	(229,149)	(79,539)
Total other expense	(193,217)	(114,104)
Net loss	$(1,709,901)	$(293,085)
Net loss per common share, basic and diluted	$(1.69)	$(0.29)
Weighted average common shares outstanding, basic and diluted	1,011,643	1,000,000
Comprehensive loss:
Net loss	$(1,709,901)	$(293,085)
Foreign currency translation loss	(4,274)	(1,669)
Comprehensive loss	$(1,714,175)	$(294,754)

See the accompanying notes to these condensed consolidated financial statements

ACCELERATED PHARMA, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
THREE MONTHS ENDED MARCH 31, 2016
(unaudited)

	Preferred stock		Common stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2015	—	$—	1,000,000	$10	$1,984,998	$(80,115)	$(6,335,300)	$(4,430,407)
Preferred shares and preferred warrants issued to acquire licensing rights	100,000	1	—	—	1,211,384	—	—	1,211,385
Common shares issued for consulting services	—	—	10,000	—	79,400	—	—	79,400
Common shares issued as compensation	—	—	10,000	—	79,400	—	—	79,400
Common shares issued for board fees	—	—	500	—	3,969	—	—	3,969
Stock based compensation	—	—	—	—	588,665	—	—	588,665
Foreign currency translation adjustment	—	—	—	—	—	(4,274)	—	(4,274)
Net loss	—	—	—	—	—	—	(1,709,901)	(1,709,901)
Balance, March 31, 2016	100,000	$1	1,020,500	$10	$3,947,816	$(84,389)	$(8,045,201)	$(4,181,763)

See the accompanying notes to these condensed consolidated financial statements

ACCELERATED PHARMA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,709,901)	$(293,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	1,079	469
Amortization of debt discounts	168,814	64,416
Stock based compensation	751,434	—
Gain (loss) on change in fair value of warrant liability	(32,763)	33,688
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(82)	—
Accounts payable	331,361	11,715
Accrued interest payable	60,335	15,123
Accrued obligation to acquire licensing rights	—	(50,000)
Net cash used in operating activities	(429,723)	(217,674)
CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(457)	(8,562)
Net cash used in investing activities	(457)	(8,562)
Effect of currency rate change on cash	(2,023)	1,682
Net decrease in cash and cash equivalents	(432,203)	(224,554)
Cash and cash equivalents, beginning of period	657,925	501,025
Cash and cash equivalents, end of period	$225,722	$276,471
SUPPLEMENTAL INFORMATION:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—
Non-cash investing and financing activities:
Fair value of preferred stock and preferred stock warrants issued in exchange for licensing rights	$1,211,385	$—

See the accompanying notes to these condensed consolidated financial statements

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Accelerated Pharma, Inc. (the “Company” or “we”), a Delaware corporation organized May 9, 2014, is a biopharmaceutical company focused on utilizing its genomic technology to enhance the development and commercialization of pharmaceutical products. Our lead product candidate is Picoplatin, a new generation platinum-based cancer therapy that has the potential for use in different formulations, as a single agent or in combination with other anti-cancer agents, to treat multiple cancer indications.

On January 15, 2015, the Company formed a wholly owned subsidiary, Acceler Limited Liability Company (“Acceler”), in the Russian Federation for the purpose of conducting research and development. The Company’s primary activities since inception have been research and development, managing collaborations and raising capital.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the condensed consolidated financial statements of the Company as of March 31, 2016 and for the three months ended March 31, 2016 and 2015. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the operating results for the full year ending December 31, 2016, or any other period. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related disclosures of the Company as of December 31, 2015 and for the year then ended, which are included elsewhere in this document.

NOTE 2 — GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of March 31, 2016, the Company had cash and cash equivalents of $225,722 and working capital deficit of $4,191,595, including $3,350,000 in convertible debt which are due on various dates through November 2016. During the three months ended March 31, 2016, the Company used net cash in operating activities of $429,723. The Company has not yet generated revenues, and has incurred net losses since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

During the year ended December 31, 2015, the Company raised net proceeds of $2,237,058 through the issuance of convertible notes. The Company believes that its current cash on hand will not be sufficient to fund its projected operating requirements for the next twelve months. The Company has filed an initial public offering in March 2016 (Form S-1) to register the common shares issuable under the convertible notes and to raise additional capital, although there can be no assurance that such offering will be consummated.

The Company's primary source of operating funds since inception has been cash proceeds from the private placements of convertible debt. The Company intends to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company, or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to further extend payables, reduce overhead, or scale back its current business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Accelerated Pharma, Inc. and its wholly owned subsidiary referred to in Note 1.

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the fair value of accrued licensing rights, assumptions used in the fair value of equity instruments, and the estimates of fair value of warrant liabilities.

Foreign currency translation

Operations of the Russian subsidiary were conducted in local currency, which represents its functional currency. Balance sheet accounts of the Russian subsidiary were translated from foreign currency into U.S. dollars at the exchange rate in effect at the balance sheet date and revenue and expense accounts were translated at the average rate of exchange prevailing during the period. Equity accounts are translated at historical rates, except for the change in accumulated deficit for the year. Translation adjustments resulting from this process, were included in accumulated other comprehensive loss on the condensed consolidated balance sheet.

The exchange rates used to translate amounts in Russian rubles (“RUB”) into U.S. Dollars (“USD”) for the purposes of preparing the condensed consolidated financial statements were as follows:

Balance sheet:

	March 31, 2016	December 31, 2015
Period-end RUB: USD exchange rate	0.01479	0.01372

Statement of Operations for the three months ended:

	March 31, 2016	March 31, 2015
Average Period RUB: USD exchange rate	0.01334	0.01608

Net Loss per Share of Common Stock

The Company computes basic net loss per share by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable. The computation of basic and diluted loss per share for the three months ended March 31, 2016 and 2015 excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	March 31, 2016	March 31, 2015
Common stock issuable upon conversion of convertible debt	251,454	62,500
Warrants to purchase common stock	155,466	58,332
Warrants to purchase Series A convertible preferred stock	80,000	—
Options to purchase common stock	89,000	—
Series A convertible preferred stock	100,000	—
Totals	675,920	120,832

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional.

The Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Warrants and Other Derivative Financial Instruments

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) provide the Company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) providing that such contracts are indexed to the Company's own stock. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company assesses classification of its common stock purchase warrants and other free standing derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

The Company evaluated these warrants to assess their proper classification in the balance sheet as described above and determined that certain common stock purchase warrants do not contain fixed settlement provisions. The exercise price of such warrants is subject to adjustment in the event that the Company subsequently issues equity securities or equity linked securities with exercise prices lower than the exercise price in these warrants. As such, the Company records the warrants that do not have fixed settlement provisions as liabilities and mark to market all such derivatives to fair value at the end of each reporting period.

The Company has adopted a sequencing policy that reclassifies contracts (from equity to assets or liabilities) with the most recent inception date first. Thus any available shares are allocated first to contracts with the most recent inception dates.

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Recent Accounting Pronouncements

In November 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-16, “Derivatives and Hedging (Topic 815).” Entities commonly raise capital by issuing different classes of shares, including preferred stock, that entitle the holders to certain preferences and rights over the other shareholders. The specific terms of those shares may include conversion rights, redemption rights, voting rights, and liquidation and dividend payment preferences, among other features. One or more of those features may meet the definition of a derivative under GAAP. Shares that include such embedded derivative features are referred to as hybrid financial instruments. The objective of this update is to eliminate the use of different methods in practice and thereby reduce existing diversity under GAAP in the accounting for hybrid financial instruments issued in the form of a share. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of ASU 2014-16 did not have a significant impact on the Company’s condensed consolidated financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)” (“ASU 2016-02”). The FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current GAAP. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. An entity will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the impact the adoption of ASU 2016-02 will have on its condensed consolidated financial statements.

In March 2016, the Financial FASB issued Accounting Standards Update (“ASU”) No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its condensed consolidated financial statements.

Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements, except as disclosed.

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company also follows a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable based on an entity’s own assumptions, as there is little, if any, related market activity. (for example, cash flow modeling inputs based on assumptions)

Financial liabilities as of March 31, 2016 measured at fair value on a recurring basis are summarized below:

	March 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Warrant liability	$351,711	$—	$—	$351,711

The Company determined that the warrants issued in connection with certain financing transactions did not have fixed settlement provisions and are deemed to be derivative financial instruments since the exercise prices were subject to adjustment were based on certain subsequent equity issuances and included a cashless exercise provision. Accordingly, the Company was required to record such warrants as liabilities and mark all such derivatives to fair value each reporting period. Such instruments were classified within Level 3 of the valuation hierarchy.

The fair value of the warrants were calculated using a Binomial Lattice pricing model formula with the following weighted average assumptions during the three months ended March 31, 2016:

Fair Value of Common Stock	$7.94
Contractual Term	2.78 years
Volatility	73.83%
Risk-free Interest Rate	0.80%
Dividend Yield	0.00%

The risk-free interest rate is the United States Treasury rate on the measurement date having a term equal to the remaining contractual life of the instrument. The volatility is a measure of the amount by which the comparable companies’ share price has fluctuated or is expected to fluctuate. Since the Company’s common stock has not been publicly traded, an average of the historical volatility of comparative companies was used. The dividend yield is 0% as the Company has not made any dividend payment and has no plans to pay dividends in the foreseeable future.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivative liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer, who reports to the Chief Executive Officer, determines valuation policies and procedures.

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS – (continued)

in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Significant observable and unobservable inputs include stock price, exercise price, annual risk free rate, term, and expected volatility, and are classified within Level 3 of the valuation hierarchy. An increase or decrease in volatility or interest free rate, in isolation, can significantly increase or decrease the fair value of the derivative liabilities. Changes in the values of the derivative liabilities are recorded as a component of other income (expense) on the Company’s statement of operations.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities that are measured at fair value on a recurring basis for the three months ended March 31, 2016:

Balance – December 31, 2015	$384,474
Change in fair value of warrant liability	(32,763)
Balance – March 31, 2016	$351,711

NOTE 5 — OBLIGATION TO PURCHASE LICENSE RIGHTS

On June 17, 2014, the Company acquired an exclusive, global license of all rights to develop and commercialize Picoplatin (the “Tallikut License”). Under the Tallikut License, as amended on February 16, 2015, the Company paid as consideration $150,000 plus equity consideration and will pay royalties to Tallikut of 10% for net sales of Picoplatin in the United States and royalties ranging from 6 – 10% of net sales on global sales outside of the United States. Additionally, the Company will be required to pay a total of up to $6,750,000 based upon the achievement of certain sales milestones in the United states and globally.

The equity consideration was a combination of preferred stock and warrants to purchase preferred stock. The equity consideration was valued based upon the underlying estimated fair value of the Company’s common stock and accrued on the balance sheet until the financial instruments were issued. At December 31, 2015, the estimated obligation for purchased research and development under the license agreement was $1,211,385. Approximately $800,000 of value was attributed to the preferred stock based on an expectation of 100,000 shares of preferred stock that convert 1 to 1 into common stock.

On February 1, 2016, the Company issued 100,000 shares of its Series A Convertible Preferred Stock and 80,000 warrants to acquire the Company’s Series A Convertible Preferred Stock in satisfaction of the terms of the license agreement and accrued obligation. Each warrant is exercisable at $14.40 per share and expires five years from the date of issuance.

On March 15, 2016, the Company entered into an assignment of license agreement and an assignment agreement (referred to, collectively, as the “Assignment Agreement”) with Tallikut pursuant to which the Company was assigned certain assets of Poniard owned by Tallikut, including the Genzyme License and all related intellectual property, providing the Company with all of Poniard’s rights to develop and commercialize Picoplatin. The Company also became the assignee of the Genzyme License. As a result of the Assignment Agreement, the license agreement with Tallikut was terminated. Pursuant to the Genzyme License, the Company will pay royalties to Genzyme ranging from 5% to a maximum of 9% (based on designated product sales levels) for annual net product sales of Picoplatin. Additionally, the Company will be required to pay a total of up to $5,000,000 based upon the achievement of certain sales milestones in the United States.

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 6 — CONVERTIBLE NOTES PAYABLE

	March 31, 2016	December 31, 2015
Convertible notes payable, 8% interest, due November 2016	$750,000	$750,000
Convertible notes payable, 7% interest, due November 2016	2,100,000	2,100,000
Convertible notes payable, 7% interest, due November 2016	500,000	500,000
Total notes payable	3,350,000	3,350,000
Less unamortized debt discount	(338,120)	(506,934)
Total notes payable net of unamortized debt discount	3,011,880	2,843,066
Less current portion	(3,011,880)	(2,843,066)
Long term portion	$—	$—

The Company determined that the anti-dilutive provisions embedded in the Secured Convertible Notes did not meet the defined criteria of a derivative in such that the net settlement requirement of delivery of common shares does not meet the “readily convertible to cash” as described in Accounting Standards Codification 815 and therefore bifurcation of the conversion option was not required. There was no actively trading market for the Company’s common stock as of March 31, 2016 and December 31, 2015. However, due to the cashless exercise provision of the related warrants, the Company did identify an embedded derivative. The accounting treatment of derivative financial instruments requires that the Company record the fair value of the derivative as of the issuance date of the warrants and to re-measure the derivative at fair value as of each subsequent reporting date.

The Company recognized the value attributable to the warrants of $425,530 and together with financing costs of $562,215 (aggregate of $987,745) as a discount against the notes as of the issuance date. Based upon the estimated fair value of the Company’s common stock, an embedded beneficial conversion feature was not present in the notes. The Company valued the warrants using the Binomial Lattice pricing model as described in Note 4. The debt discount attributed to the value of the warrants and financing costs are amortized over the note’s maturity period as interest expense.

For the three months ended March 31, 2016 and 2015, the Company amortized $168,814 and $64,416, respectively, of debt discount to operations as interest expense.

NOTE 7 — STOCKHOLDERS’ DEFICIT

There is not a viable market for the Company’s common stock to determine its fair value; therefore, management estimated the fair value to be utilized in the determining the fair value of warrants and embedded conversion feature. In estimating the fair value, management considered the estimated fair value of assets received in exchange for equity instruments and placement agents’ assessments of the underlying common shares relating to our issuance of our senior convertible debt. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates.

Preferred stock

On February 1, 2016, the Company filed a certificate of designation for Series A Convertible Preferred Stock (Series A) and designated 180,000 Series A. The Series A Convertible Preferred Stock convert into shares of the Company’s common stock on a one for one basis. Shares of Series A Preferred Stock may be converted at any time and are mandatorily converted upon consummation of an initial public offering. The holders of the Series A Preferred Stock have preference to the holders of common stock upon any liquidation, dissolution or winding up of the Company. The holders of the Series A Preferred Stock do not have any voting rights.

Dividends.  Holders of Series A Preferred Stock shall be entitled to receive, pari passu with holders of Common Stock, all cash or in-kind dividends or distributions on an as converted basis from time to time at

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 7 — STOCKHOLDERS’ DEFICIT – (continued)

any time declared, set aside, or paid by the Corporation in an amount that would have been received by the holders of Series A Preferred Stock, in each case only when, as and if declared by the Board, and, in the case of cash dividends, only out of funds that are legally available therefor. Such dividends shall be non-cumulative.

On February 1, 2016, the Company issued 100,000 shares of its Series A Preferred Stock and 80,000 warrants to acquire the Company’s Series A Preferred Stock in connection with the acquisition of intellectual property. Each warrant is exercisable at $14.40 per share and expires five years from the date of issuance. The Company determined that the Series A Preferred Stock and warrants to acquire Series A Preferred Stock did not require classification outside of equity.

Common stock

During the three months ended March 31, 2016, the Company issued 10,000 shares of its common stock as consideration for consulting services rendered valued at $79,400.

During the three months ended March 31, 2016, the Company issued 10,000 shares of its common stock as officer compensation valued at $79,400.

During the three months ended March 31, 2016, the Company issued 500 shares of its common stock as to a new joining board member valued at $3,969.

Common stock options

Option valuation models require the input of highly subjective assumptions. The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived from an index of historical stock prices for comparable entities. Management determined this assumption to be a more accurate indicator of value. The Company accounts for the expected life of options based on the contractual life of options for non-employees. For employees, the Company accounts for the expected life of options in accordance with the “simplified” method, which is used for “plain-vanilla” options, as defined in the accounting standards codification.

The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.

In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company’s forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the number of vested options as a percentage of total options outstanding. If the Company’s actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The Company estimated forfeitures related to option grants at a weighted average annual rate of 0% per year, as the Company does not yet have adequate historical data, for options granted during the three months ended March 31, 2016.

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 7 — STOCKHOLDERS’ DEFICIT – (continued)

The following assumptions were used in determining the fair value of employee and vesting non-employee options during the three months ended March 31, 2016:

March 31, 2016
Risk-free interest rate	1.38%
Dividend yield	0%
Stock price volatility	73.72%
Expected life	5 years

In February 2016, the Company granted options to purchase 89,000 shares of common stock to officers, key employees and directors. These options vest immediately, have a term of 10 years, and contain an exercise price of $2.00 per share. The options had an aggregate grant date fair value of $588,665.

The following table summarizes the stock option activity for the three months ended March 31, 2016:

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2015	—
Granted	89,000	$2.00	10.0
Canceled/expired	—
Outstanding at March 31, 2016	89,000	$2.00	9.8	$528,660
Exercisable at March 31, 2016	89,000	$2.00	9.8	$528,600

The following table presents information related to stock options at March 31, 2016:

Options Outstanding		Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life In Years	Exercisable Number of Options
$2.00	89,000	9.8	89,000

As of March 31, 2016, stock-based compensation of $-0- remains unamortized. The stock-based compensation expense related to option grants was $588,665 and $-0- during the three months ended March 31, 2015, respectively.

Preferred stock warrants

The following table summarizes the preferred stock warrant activity for the three months ended March 31, 2016:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2016	—
Grants	80,000	$14.40	5.0	$—
Exercised	—
Forfeitures or expirations	—
Outstanding at March 31, 2016	80,000	$14.40	4.8	$—
Exercisable at March 31, 2016	80,000	$14.40	4.8	$—

ACCELERATED PHARMA, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 8 — RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Fellowship for Interpretation of Genomes (or FIG) in August 2015 pursuant to which FIG provides services related to the Company’s genomics efforts such as designing a database to hold the data needed to generate genomic classification requests and to establish the conceptual framework needed to support a growing body of metadata and gene expression profiles in addition to other tasks.

The agreement is for the Company to pay $10,000 per month for 5 months and then continues on a month-to-month basis until cancelled by either party. Veronica Vonstein, the President of FIG, is the wife of Michael Fonstein, the Company’s CEO.

During the three months ended March 31, 2016, no services were provided and the Company did not incur any expenses. At March 31, 2016, there was an unpaid balance of $-0-.

NOTE 9 — SUBSEQUENT EVENTS

From April through August, 2016, the Company issued a principal amount of $935,000 of secured convertible notes (which we refer to as the “2016 Notes”). The 2016 Notes have a stated interest rate of 7% per annum payable monthly, are due three years from the date of issuance and are convertible into shares of our common stock at the option of the holder at a conversion price equal to the lower of $19.39 and seventy-five percent (75%) of the initial public offering price, subject to certain customary anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where the Company receives not less than $5,000,000 gross proceeds from the sale of common stock. The 2016 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants. In connection with the issuance of the 2016 Notes, the Company issued the holders of such notes warrants to purchase an aggregate of 20,090 shares of common stock at $23.27 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions. The Company also issued to a placement agent warrants to purchase 3,430 shares of common stock at the same exercise price.

In April 2016, the Company extended its lease for office space in the Russian Federation for a year. The lease expires in March 2017.

In June 2016, the Company entered into three-year employment agreements with its key executive officers pursuant to which the officers will receive annual salaries ranging between $275,000 and $365,000 (such employment agreements are not effective until consummation of the initial public offering). Their agreements provide for cash bonuses of up to 50% of their salaries based upon the achievement of certain milestones by the Company as determined by the Company’s Board of Directors and the issuance of stock options upon the consummation of an initial public offering of the Company’s common stock.

In June 2016, the Board of Directors of the Company and the holder of a majority of the outstanding common stock of the Company adopted a 2016 Equity Incentive Plan for the Company pursuant to which 20% of the outstanding shares of common stock of the Company have been reserved for issuance. The options vest ratably over a period of three years subject to accelerated vesting upon change of control of the Company. To date, no options have been issued under the Equity Incentive Plan.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

Through and including            , 2016 (the 25th day after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

$17,000,000 Minimum Offering Amount ([    ] Shares of Common Stock)
$25,000,000 Maximum Offering Amount ([    ] Shares of Common Stock)

PROSPECTUS

           , 2016

Rodman & Renshaw, a unit of H.C. Wainwright & Co.	Maxim Group LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee		$2,517.50
FINRA filing fee	$
The NASDAQ Capital Market initial listing fee		$50,000
Blue sky qualification fees and expenses	$
Transfer agent and registrar fees	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing and engraving expenses	$
Miscellaneous	$
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Our amended and restated bylaws provide we shall, to the fullest extent permitted under the laws of the State of Delaware, as amended and supplemented from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such party is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such party or on such party’s behalf in connection with such action, suit or proceeding and any appeal therefrom.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our amended and restated bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our amended and restated bylaws.

Our obligation to provide indemnification under our amended and restated bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our amended and restated bylaws of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our amended and restated bylaws, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

Our amended and restated bylaws shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our amended and restated bylaws does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

December 29, 2014 Secured Convertible Notes

On December 29, 2014, we issued secured convertible notes (which, as amended, we refer to as the December 2014 Notes) for $750,000 in exchange for an aggregate net cash proceeds of $624,650, net of financing costs. The December 2014 Notes have a stated interest rate of 8% per annum payable monthly beginning February 1, 2015, are due on November 23, 2016 and are convertible into shares of our common stock at the option of the holder at a conversion price of $12.00 subject to certain anti-dilution provisions, and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 in gross proceeds from the sale of common stock on or before November 15, 2016. The December 2014 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants. In connection with the issuance of the December 2014 Notes, we issued the holders of such notes warrants to purchase an aggregate of 52,082 shares of our common stock at $14.40 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions.

May 8, 2015 Senior Secured Convertible Notes

On May 8, 2015, we issued secured convertible notes (which, as amended, we refer to as the May 2015 Notes) for $2,100,000 in exchange for an aggregate net cash proceeds of $1,797,058, net of financing costs. The May 2015 Notes have a stated interest rate of 7% per annum payable monthly beginning June 1, 2015, are due on November 8, 2016 and are convertible into shares of our common stock at the option of the holder at a conversion price of $13.76 subject to certain anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 in gross proceeds from the sale of common stock on or before November 15, 2016. The May 2015 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants. In connection with the issuance of the May 2015 Notes, we issued the holders of such notes warrants to purchase an aggregate of 63,559 shares of our common stock at $16.52 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions.

November 6, 2015 Senior Secured Convertible Notes

On November 6, 2015, we issued secured convertible notes (which, as amended, we refer to as the November 2015 Notes) for $500,000 in exchange for an aggregate net cash proceeds of $440,000, net of financing costs. The November 2015 Notes have a stated interest rate of 7% per annum payable monthly, are due on November 6, 2016 and are convertible into shares of our common stock at the option of the holder at a conversion price of $13.76 subject to certain anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 gross proceeds from the sale of common stock on or before November 15, 2016. The November 2015 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants. In connection with the issuance of the November 2015 Notes, we issued the holders of such notes warrants to purchase an aggregate of 14,679 shares of our common stock at $16.52 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions.

2016 Senior Secured Convertible Notes

From April through August 2016, we issued secured convertible notes (which, as amended, we refer to as the 2016 Notes) in the aggregate principal amount of $935,000. The 2016 Notes have a stated interest rate of 7% per annum payable monthly, are due in April 2018 and are convertible into shares of our common stock at the option of the holder at a conversion price equal to the lower of $19.39 and seventy-five percent (75%) of the initial public offering price, subject to certain anti-dilution provisions and are mandatorily convertible upon closing of a financing (which can encompass one or more closings) where we receive not less than $5,000,000 gross proceeds from the sale of common stock on or before November 15, 2016. The 2016 Notes are secured by a general lien on all of the Company’s assets and contain customary negative covenants. In connection with the issuance of the 2016 Notes, we issued the holders of such notes warrants to purchase an aggregate of 20,090 shares of our common stock at $23.27 per share over five years. These warrants contain a cashless exercise and certain anti-dilution provisions

All of the convertible notes described above will be converted into shares of our common stock on the consummation of this offering. All of the convertible notes described above were offered pursuant to an exemption from registration under the Securities Act of 1933, as amended, afforded by Section 4(a)(2) thereunder and Rule 506(b) promulgated thereunder. Palladium Capital Advisors acted as our placement agent for our convertible note offerings, and in connection therewith we issued Palladium warrants to purchase an aggregate of 28,575 shares of our common stock with a weighted average exercise price of $16.63. The warrants issued to Palladium are identical to the warrants issued to the investors in our convertible note offerings.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (**)
3.2	Amended and Restated Bylaws of the Company (**)
3.3	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock(**)
4.1	Form of December 2014 Warrant(**)
4.2	Form of May 2015 Warrant(**)
4.3	Form of November 2015 Warrant(**)
4.4	Form of Warrant issued to Tallikut Pharmaceuticals, Inc.(**)
4.5	Form of 2016 Warrant(**)
5.1	Opinion of Ellenoff Grossman & Schole LLP(**)
10.1	Form of Placement Agency Agreement(**)
10.2	Form of Securities Purchase Agreement(**)
10.3	Form of Escrow Agreement between the Company and [ ](**)
10.4	Form of Securities Purchase Agreement for 2014 Convertible Promissory Note(**)
10.5	Form of Securities Purchase Agreement for May 2015 Convertible Promissory Note(**)
10.6	Form of Securities Purchase Agreement for November 2015 Convertible Promissory Note(**)
10.7	Form of December 2014 Convertible Promissory Note along with amendments thereto(**)
10.8	Form of May 2015 Convertible Promissory Note along with amendments thereto(**)
10.9	Form of November 2015 Convertible Promissory Note along with amendments thereto(**)
10.10	Assignment Agreement, dated March 15, 2016, by and between Accelerated Pharma, Inc. and Tallikut Pharmaceuticals, Inc.(**)
10.11	Assignment of License Agreement, dated March 15, 2016, by and between Accelerated Pharma, Inc. and Tallikut Pharmaceuticals, Inc.(**)
10.12	Employment Agreement, dated June 10, 2016, by and between Accelerated Pharma, Inc. and Michael Fonstein, PhD. (**)
10.13	Employment Agreement, dated June 10, 2016, by and between Accelerated Pharma, Inc. and Ekaterina Nikolaevskaya, PhD. (**)
10.14	Employment Agreement, dated June 10, 2016, by and between Accelerated Pharma, Inc. and Dmitry Prudnikov, MD(**)
10.15	Employment Agreement, dated June 10, 2016, by and between Accelerated Pharma, Inc. and Randy S. Saluck, JD, MBA(**)
10.16	Agreement, dated April 27, 2015, by and between Accelerated Pharma, Inc. and Heraeus Precious Metals GmbH & Co. (**)
10.17	Agreement, dated August 26, 2015, by and between Accelerated Pharma, Inc. and Baxter Oncology GmbH (**)
10.18	Form of Securities Purchase Agreement for 2016 Convertible Promissory Note(**)
10.19	Form of 2016 Convertible Promissory Note along with amendments thereto(**)
21	Subsidiaries of the registrant (*)
23.1	Consent of Marcum LLP(**)
23.2	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
101.ins	XBRL Instance Document(**)
101.xsd	XBRL Taxonomy Extension Schema Document(**)

Exhibit No.	Description
101.cal	XBRL Taxonomy Calculation Linkbase Document(**)
101.def	XBRL Taxonomy Definition Linkbase Document(**)
101.lab	XBRL Taxonomy Label Linkbase Document(**)
101.pre	XBRL Taxonomy Presentation Linkbase Document(**)

*	Filed herewith.
**	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
2.	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
4.	For the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(a)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(b)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
5.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
6.	For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
7.	The undersigned registrant hereby undertakes that:
(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [    ], State of [    ], on August 11, 2016.

ACCELERATED PHARMA, INC.

/s/ Michael Fonstein

Name: Michael Fonstein
Title:  Chief Executive Officer
      (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors Accelerated Pharma, Inc., a Delaware corporation, do hereby constitute and appoint Michael Fonstein and Randy Saluck, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Fonstein, PhD. Michael Fonstein, PhD.	Chief Executive Officer and Director (Principal Executive Officer)	August 11, 2016
/s/ Randy S. Saluck, JD, MBA Randy S. Saluck, JD, MBA	Chief Financial Officer, Chief Strategic Officer and Secretary (Principal Financial and Accounting Officer)	August 11, 2016
/s/ Daniel Perez, MD Daniel Perez, MD	Chairman of the Board	August 11, 2016
/s/ Douglas G. Watson Douglas G. Watson	Director	August 11, 2016
/s/ Rick Stevens, PhD Rick Stevens, PhD	Director	August 11, 2016
/s/ Michael Yomtov Michael Yomtov	Director	August 11, 2016